Expanding Our Vision


07050651

PLUMAS BANCORP

2006 Annual Report

Mission Statement

Plumas Bank is strongly committed to creating excellence in value for our customers, shareholders and communities by supplying the best financial products and services tailored to meet individual needs with integrity; through employees proactively dedicated to understanding and providing the specific needs of our customers; with a devotion to our communities to positively impact the quality of life for our neighbors; and to provide a financially successful company to properly reward our shareholders and supply our communities with a stable and valued employer.



Alturas
Cedarville
Fall River Mills
Bieber
Redding
(coming soon)
Susanville
Chester
Westwood
Greenville
Quincy
Portola
Graeagle
Loyalton
Reno
Truckee
Kings Beach
Tahoe City
LEGEND
Full-service branch
ATM only
Commercial Real Estate Loan office

Serving communities in Plumas, Lassen, Modoc, Shasta, Sierra, Nevada, Placer and Washoe Counties.

Cover photos by: Hot Air Balloons in Alturas by Peter DuBois and Aspens (background image) by Laura VanAcker.

Letter to Shareholders

Dear Valued Plumas Bancorp Shareholder:

Plumas Bancorp reported excellent financial results in 2006. In fact, 2006 marked the 18th consecutive year of record earnings! The organization reported earnings of $5.2 million for the year ended December 31, 2006, up 15% from the $4.5 million earned during 2005. Basic earnings per share increased 13% to $1.04 for 2006 as compared to $0.92 earned during 2005. Diluted earnings per share increased to $1.02 for 2006 from $0.89 in 2005, an increase of almost 15%. The Board is very proud of the Company's record performance for the year 2006.

Speaking of record performances, we are pleased to share that Rose Dembosz, who was the very first employee of Plumas Bank and hired over 26 years ago, has been promoted to Executive Vice President and Manager of the Bank Operations Group. This promotion was well deserved and we truly appreciate Rose's valuable contributions, loyalty and dedication to the Bank.

As this annual report denotes, Plumas Bancorp is expanding our vision in various ways; through market expansion, escalated community contributions, and increased employee training. It is our goal to continue to be proactive in finding ways to become more valuable to our shareholders and our customers.

In December 2006 we opened a commercial real estate loan office in Reno, Nevada. We believe that this marketplace will provide us with excellent growth opportunities in 2007 and beyond. The office is managed by an experienced loan team consisting of Roger Kadz and Nate Stehura. We have also set our sights on expanding into Redding, California. We have hired Elizabeth Gowen as Vice President to lead the Bank's expansion efforts into this dynamic growth area. The office is expected to open in the third quarter of 2007, pending regulatory approval. It will be the Company's thirteenth full-service office. See page 5 for more details.

We realize that our growth is due to the support and loyalty of our customers. To show our appreciation, we have established a Community Contribution Program to enhance the economic vitality of the areas in which we serve. Financial support has been given to locally-based organizations that provide valuable services in the areas of economic development, affordable housing, education and healthcare to improve the quality of life in our communities. You can read more about this new program on page 6 of this report.

We continue to make significant advancements on our product and service delivery to ensure that expectations are exceeded and new, higher standards are consistently set. Last summer we hired a Training and Development Officer to design and implement an expanded training program to enhance our employees' effectiveness in serving our customers. We have also implemented a Customer Relationship Management system that improves our knowledge of our customers so we can better anticipate their financial needs. We are also planning to offer remote deposit capture service later this year to enhance the banking experience for our business customers.

In closing, we would like to pay tribute and acknowledge with sadness the passing of founding director Ernie Leonhardt on February 1, 2007. Ernie was one of the solid pillars upon which the current success of Plumas Bancorp is built and his presence will be greatly missed.

As always, if you have any comments or questions, feel free to contact us at 530.283.7305. We thank you for your confidence in Plumas Bancorp.

Sincerely,





Douglas N. Biddle
President
Chief Executive Officer





Daniel E. West
Chairman of the Board

Financial Highlights

	2002	2003	2004	2005	2006
	At or for the year ended December 31, (dollars in thousands except per share information)				
Statement of Income					
Interest income	$ 18,389	$ 18,549	$ 20,110	$ 25,497	$ 29,483
Interest expense	4,038	3,013	2,914	4,793	6,954
Net interest income	14,351	15,536	17,196	20,704	22,529
Provision for loan losses	825	750	750	1,100	1,000
Noninterest income	3,278	3,639	5,099	5,073	5,159
Noninterest expense	11,604	13,126	15,898	17,549	18,290
Provision for income taxes	2,046	2,018	2,001	2,600	3,196
Net income	$ 3,154	$ 3,281	$ 3,646	$ 4,528	$ 5,202
Balance sheet (end of period)					
Total assets	$ 325,650	$ 390,262	$ 417,346	$ 472,803	$ 473,239
Total loans	$ 207,721	$ 217,957	$ 266,913	$ 321,646	$ 354,712
Allowance for loan losses	$ 2,431	$ 2,524	$ 2,722	$ 3,256	$ 3,917
Total deposits	$ 293,941	$ 355,842	$ 378,567	$ 426,560	$ 402,176
Total shareholders' equity	$ 23,286	$ 25,749	$ 27,891	$ 31,137	$ 35,852
Balance sheet (period average)					
Total assets	$ 294,708	$ 339,160	$ 409,335	$ 452,225	$ 468,988
Total loans	$ 197,900	$ 214,736	$ 233,759	$ 302,596	$ 335,226
Total deposits	$ 268,773	$ 304,840	$ 373,267	$ 403,818	$ 415,700
Total shareholders' equity	$ 22,184	$ 24,558	$ 26,829	$ 29,548	$ 33,682
Capital ratios					
Leverage ratio	8.8%	8.4%	7.6%	8.5%	9.5%
Tier 1 risk-based capital	11.8%	10.4%	10.1%	10.3%	10.9%
Total risk-based capital	12.8%	11.3%	10.9%	11.1%	11.8%
Asset quality ratios					
Nonperforming loans/total loans	0.86%	0.40%	0.45%	0.52%	0.29%
Nonperforming assets/total assets	0.59%	0.22%	0.30%	0.36%	0.22%
Allowance for loan losses/total loans	1.19%	1.18%	1.03%	1.01%	1.10%
Net loan charge-offs	$ 507	$ 657	$ 552	$ 566	$ 339
Performance ratios					
Return on average assets	1.07%	0.97%	0.89%	1.00%	1.11%
Return on average equity	14.2%	13.3%	13.5%	15.2%	15.4%
Net interest margin	5.48%	5.20%	4.77%	5.06%	5.32%
Loans to Deposits	70.7%	61.3%	70.5%	75.4%	88.2%
Efficiency ratio	65.8%	68.5%	71.3%	68.1%	66.1%
Per share information					
Basic earnings	$ 0.66	$ 0.68	$ 0.75	$ 0.92	$ 1.04
Diluted earnings	$ 0.64	$ 0.66	$ 0.73	$ 0.89	$ 1.02
Cash dividends	$ 0.18	$ 0.16	$ 0.19	$ 0.22	$ 0.26
Dividend payout ratio	27.3%	23.7%	25.1%	23.9%	25.0%
Book value	$ 4.84	$ 5.29	$ 5.69	$ 6.26	$ 7.14
Common shares outstanding at period end	4,813,975	4,863,040	4,901,197	4,976,654	5,023,205

Financial Highlights



500
400
300
200
100
0
$294,708
$339,160
$409,335
$452,225
$468,988
02
03
04
05
06
Total Average Assets (thousands)



350
300
250
200
150
100
50
0
$197,900
$214,736
$233,759
$302,596
$335,226
02
03
04
05
06
Total Average Loans (thousands)



500
400
300
200
100
0
$268,773
$304,840
$373,267
$403,818
$415,700
02
03
04
05
06
Total Average Deposits (thousands)



6000
5000
4000
3000
2000
1000
0
$3,154
$3,281
$3,646
$4,528
$5,202
02
03
04
05
06
Net Income (thousands)



800
700
600
500
400
300
200
100
0
$507
$657
$552
$566
$339
02
03
04
05
06
Net Loan Charge-offs (thousands)



100
80
60
40
20
0
70.7%
61.3%
70.5%
75.4%
88.2%
02
03
04
05
06
Loans to Deposits

Pride in Performance

The graph below compares the cumulative total shareholder return on Plumas Bancorp's (Plumas Bank's prior to June 2002) common stock to the cumulative total return of the NASDAQ Composite Index, a broad market index of all stocks traded on the NASDAQ Exchange; the SNL NASDAQ Bank Index, a cumulative total of almost 400 banks traded on the NASDAQ Exchange; and the SNL OTC-BB & Pink Banks Index, a cumulative total of over 600 banks traded on either the Over-The-Counter Bulletin Board or Pink Sheets. These Indexes were prepared by SNL Financial LC. The graph assumes that a $100 investment was made in the Company's Common Stock as well as the other indexes on December 31, 2001 and that all dividends were reinvested. The chart represents the average closing price for the month of December in each of the years presented. It should be noted that historical performance information is no guarantee of future performance.



350
300
250
200
150
100
50
Index Value
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Total Return Performance
Plumas Bancorp
NASDAQ Composite
SNL NASDAQ Bank Index
SNL All OTC-BB & Pink Banks Index
Source: SNL Financial LC, © 2007



Plumas Bank
Industry Average*
6.0
5.0
4.0
3.0
2.0
1.0
0
5.48%
5.20%
4.77%
5.06%
5.32%
02
03
04
05
06
Net Interest Margin



15
14
13
12
11
14.2%
13.3%
13.5%
15.2%
15.4%
02
03
04
05
06
Return on Average Equity



1.0
0.75
0.50
0.25
0
0.59%
0.22%
0.30%
0.36%
0.22%
02
03
04
05
06
Nonperforming Assets to Total Assets

*Represents over 700 commercial banks in the U.S. with assets between $300 million and $500 million as provided by the Federal Deposit Insurance Corporation.

Expanding Our Services

With open arms, the townspeople of Truckee welcomed Plumas Bank into their community in 2001. Over the last six years, we have been an active and enthusiastic community supporter and have gained a reputation for providing our customers with solid and dependable financial support and expertise. Thanks to our customers' confidence, we have grown. As we grew, so did the needs of our customers; so in October, 2006 we opened a state-of-the-art facility in a brand new building (pictured below) located at 11638 Donner Pass Road. The new office offers design elements such as a digital information center, coffee bar, cyber-banking station and a fireplace to enhance the comfort and convenience of doing business at Plumas Bank.


PLUMAS
BANK
FDIC
Truckee · Tahoe City · Kings Beach
Photo by: Eric Asisi, Truckee

In December, 2006 we began operating a Commercial Real Estate Loan Office in Reno, Nevada. Doug Biddle, president and chief executive officer commented, "Over the past 26 years, we have built a brand that centers around customer service and providing solutions for clients. Bringing our philosophy and practices to Northern Nevada is the next step in continuing the proud tradition of Plumas Bank."

An experienced loan team consisting of Roger Kadz and Nate Stehura is managing the Reno loan office. They specialize in working with builders and developers to finance the construction of residential and commercial properties. They also assist business owners by providing financing for their business properties.


Photo by: Jeff Ross Photography, Reno

Roger Kadz is the Senior Vice President, Real Estate Manager for our Reno real estate loan office. Kadz has over thirty years experience in real estate lending. He is a member of the Builders Association of Northern Nevada, and for the past ten years, has served as the treasurer for the Northern Nevada Chapter of the Certified Commercial Investment Members (CCIM). He is a graduate of the University of Redlands with a Bachelor of Arts degree in Economics and Business Administration.


Photo by: Jeff Ross Photography, Reno

Nate Stehura joins Plumas Bank as the Vice President, Commercial Loan Officer in Reno. He has eight years experience in the commercial real estate industry. Stehura received his Bachelor of Science degree in Business Finance and Marketing from Miami University.

Elizabeth Gowen has been hired as Vice President to lead our expansion efforts into the Redding, California market. The Redding office is expected to open in the third quarter of 2007, pending regulatory approval, and will be the Company's thirteenth full-service office.


Photo by: Martha Flynn Photography, Quincy

Gowen is very excited to join Plumas Bank because of our strong, community-oriented reputation. She commented, "I'm very familiar with the financial needs and concerns of my friends and neighbors as I have lived in the Redding community for 36 years and have worked in banking for 28 years. I am confident that Plumas Bank will offer the families and businesses of Redding the real hometown personal banking service that they need and deserve."

Extending a Helping Hand to Our Communities

Community involvement has been a cornerstone of Plumas Bank's mission since its inception in 1980. A Community Contribution Program has been established to demonstrate goodwill by tangibly contributing to the economic vitality of the areas the Bank serves. Monetary support is given to local community-based organizations that provide valuable services in the areas of economic development, affordable housing, education and healthcare.

Last fall, Plumas Bank awarded $50,000 to Feather River College toward an Allied Health Building. At a presentation to the Feather River College Board, (shown below) Doug Biddle, President and Chief Executive Officer commented, "It is an honor and privilege to present this gift knowing this investment we make together will advance the education of our students as well as enhance the health care opportunities in our communities. Retaining health care professionals in our communities is challenging; our hope is that this program will enhance recruitment and retention of trained health care professionals for the 8 hospitals and clinics in our northeastern region." He concluded, "It is because of the support and loyalty of our customers that we are able to share our success and make these valuable investments back into our communities."

More recently, Plumas Bank presented $5,000 to the Feather River Land Trust (FRLT) in support of the Learning Landscapes Initiative educational program. The goal of the Learning Landscapes Initiative is to protect a natural outdoor landscape within a five to ten minute walk of every public school within the FRLT service area. Clare Churchill, Vice President, Compliance & Community Reinvestment Officer, shown below with FRLT Directors Paul Hardy and Susan Kelley, noted, "By educating our youth in natural resource management, the benefits will be long term; both ecologically and educationally."


COURT
PLUMAS BANK
FEATHER RIVER
LAND TRUST


PLUMAS BANK

Board of Directors





From left: Douglas Biddle, President & Chief Executive Officer; Daniel West, Chairman of the Board; and Jerry Kehr.






From left: William Elliott, Alvin Blickenstaff, Arthur Grohs and Gerald Fletcher.






From left: Terrance Reeson, Christine McArthur, Thomas Watson, and John Flournoy.

Executive Management







Photos by: Martha Flynn Photography, Quincy

From left: Andrew Ryback, EVP, Chief Financial Officer; Robert Herr, EVP, Loan Administrator; Rose Dembosz, EVP, Operations Manager; Dennis Irvine, EVP, Information Technology Officer; and Douglas Biddle, President & Chief Executive Officer.

In Memoriam...
Ernest G. Leonhardt

April 25, 1915 – February 1, 2007

Ernie Leonhardt devoted over 65 years to local business and community endeavors. His experience in commercial and industrial expansion, insurance, cattle ranching and real estate, helped him learn first-hand the value of sound and reliable financing and its importance for continued success and improvement. As a founding director of Plumas Bank from 1980 – 1997, he was dedicated to providing value to the people. He was instrumental in building the first branch office in Quincy and, over the years, with great pride, he watched our Company grow.



Plumas Bank Director, 1980 – 1997










WORLD WAR I

Photos provided by: The Leonhardt Family

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2006

or

☐ **Transaction report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number: 000-49883

PLUMAS BANCORP

(Exact name of Registrant as specified in its charter)

California	**75-2987096**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
35 S. Lindan Avenue, Quincy, CA	**95971**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (530) 283-7305

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on which Registered:
Common Stock, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicated by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

As of June 30, 2006, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $80.5 million, based on the closing price reported to the Registrant on that date of $18.50 per share.

Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of the affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Common Stock of the registrant outstanding as of March 9, 2007 was 4,997,321.

Documents Incorporated by Reference: Portions of the definitive proxy statement for the 2007 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to SEC Regulation 14A are incorporated by reference in Part III, Items 10-14.

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	5
Item 1A	Risk Factors	19
Item 1B	Unresolved Staff Comments	22
Item 2.	Properties	22
Item 3.	Legal Proceedings	23
Item 4.	Submission of Matters to a Vote of Security Holders	23
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	Selected Financial Data	26
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	47
Item 8.	Financial Statements and Supplementary Data	49
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	50
Item 9A.	Controls and Procedures	50
Item 9B	Other Information	52
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions, and Director Independence	53
Item 14.	Principal Accountant Fees and Services	53
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	53
Signatures		56

PART I

Forward-Looking Information

This Annual Report on Form 10-K includes forward-looking statements and information is subject to the "safe harbor" provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements (which involve Plumas Bancorp's (the "Company's") plans, beliefs and goals, refer to estimates or use similar terms) involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors:

- *Competitive pressure in the banking industry, competition in the markets the Company operates in and changes in the legal, accounting and regulatory environment*
- *Changes in the interest rate environment and volatility of rate sensitive assets and liabilities*
- *Declines in the health of the economy, nationally or regionally, which could reduce the demand for loans, reduce the ability of borrowers to repay loans and/or reduce the value of real estate collateral securing most of the Company's loans*
- *Credit quality deterioration, which could cause an increase in the provision for loan and lease losses*
- *Devaluation of fixed income securities*
- *Asset/liability matching risks and liquidity risks*
- *Loss of key personnel*
- *Operational interruptions including data processing systems failure and fraud*

The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. For additional information concerning risks and uncertainties related to the Company and its operations, please refer to Item 1A of this Form 10-K entitled "Risk Factors" and other information in this Report.

ITEM 1. BUSINESS

General

The Company. Plumas Bancorp (the "Company") is a California corporation registered as a bank holding company under the *Bank Holding Company Act* of 1956, as amended, and is headquartered in Quincy, California. The Company was incorporated in January 2002 and acquired all of the outstanding shares of Plumas Bank (the "Bank") in June 2002. The Company's principal subsidiary is the Bank, and the Company exists primarily for the purpose of holding the stock of the Bank and of such other subsidiaries it may acquire or establish. At the present time, the Company's only other subsidiaries are Plumas Statutory Trust I and Plumas Statutory Trust II, which were formed in 2002 and 2005 solely to facilitate the issuance of trust preferred securities.

The Company's principal source of income is dividends from the Bank, but the Company intends to explore supplemental sources of income in the future. The cash outlays of the Company, including (but not limited to) the payment of dividends to shareholders, if and when declared by the Board of Directors, costs of repurchasing Company common stock, and the cost of servicing debt, will generally be paid from dividends paid to the Company by the Bank.

At December 31, 2006, the Company had consolidated assets of $473.2 million, deposits of $402.2 million and shareholders' equity of $35.8 million. The Company's liabilities include $10.3 million in junior subordinated deferrable interest debentures issued in conjunction with the trust preferred securities issued by Plumas Statutory Trust I (the "Trust I") in September 2002 and Plumas Statutory Trust II (the "Trust II"). Both Trust I and Trust II are further discussed in the section titled "Trust Preferred Securities."

References herein to the "Company," "we," "us" and "our" refer to Plumas Bancorp and its consolidated subsidiary, unless the context indicates otherwise. Our operations are conducted at 35 South Lindan Avenue, Quincy, California. Our annual, quarterly and other reports, required under the Securities Exchange Act of 1934 and filed with the Securities and Exchange Commission and are posted and are available at no cost on the Company's website, *www.plumasbank.com*, as soon as reasonably practicable after the Company files such documents with the SEC. These reports are also available through the SEC's website at *www.sec.gov*.

The Bank. The Bank is a California state-chartered bank that was incorporated in July 1980 and opened for business in December 1980. The Bank's Administrative Office is also located at 35 South Lindan Avenue, Quincy, California. At December 31, 2006 the Bank had approximately $472.7 million in assets, $354.7 million in loans and $403.0 million in deposits (including a deposit of $0.9 million from the Bancorp). It is currently the largest independent bank headquartered in Plumas County. The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to maximum insurable amounts. The Bank is not a member of the Federal Reserve System.

The Bank's primary service area covers the Northeastern corner of California, with Lake Tahoe to the South and the Oregon border to the North. The Bank, through its twelve branch network, serves the seven contiguous counties of Plumas, Nevada, Sierra, Placer, Lassen, Modoc and Shasta. The branches are located in the communities of Quincy, Portola, Greenville, Westwood, Truckee, Fall River Mills, Alturas, Susanville, Chester, Tahoe City, Kings Beach and Loyalton. Additionally, within our service area, the Bank maintains sixteen automated teller machines ("ATMs") tied in with major statewide and national networks. During the fourth quarter of 2006 the Bank opened a commercial lending office in Reno, Nevada. The Bank's primary business is servicing the banking needs of these communities. Its marketing strategy stresses its local ownership and commitment to serve the banking needs of individuals living and working in the Bank's primary service areas.

With a predominant focus on personal service, the Bank has positioned itself as a multi-community independent bank serving the financial needs of individuals and businesses within the Bank's geographic footprint. Our principal retail lending services include consumer, home equity and home mortgage loans. Our principal commercial lending services include term real estate, land development and construction loans. In addition, we provide commercial and industrial term, government-guaranteed and agricultural loans as well as credit lines.

The Bank's Government-guaranteed lending center, headquartered in Truckee, provides Small Business Administration (SBA) lending and USDA Rural Development lending. The Bank produces 6-10 of both of these types of loans annually and it is anticipated that this will continue at the same level for the foreseeable future. Also in Truckee, we have a senior commercial lender charged with the production and maintenance of a significant participation loan portfolio. Participations with commitments totaling $22.3 million and outstanding balances of $20.5 million were purchased during 2006. Total participations of $41.7 and $30.7 million were included in the Company's loan portfolio as of December 31, 2006 and 2005.

The Agricultural Credit Centers located in Susanville and Alturas provide a complete line of credit services in support of the agricultural activities which are key to the continued economic development of the communities we serve. "Ag lending" clients include a full range of individual farming customers, small- to medium-sized business farming organizations and corporate farming units.

As of December 31, 2006, the principal areas in which we directed our lending activities, and the percentage of our total loan portfolio for which each of these areas was responsible, were as follows: (i) loans secured by real estate – 54.2%; (ii) commercial and industrial (including SBA) loans – 10.2%; (iii) consumer loans (including residential equity lines of credit) – 25.6%; and (iv) agricultural loans (including agricultural real estate loans) – 10.0%.

In addition to the lending activities noted above, we offer a wide range of deposit products for the retail and commercial banking markets including checking, interest-bearing checking, business sweep, savings, time deposit and retirement accounts, as well as telephone banking and internet banking with bill-pay options. As of December 31, 2006, the Bank had 34,304 deposit accounts with balances totaling approximately $403 million, compared to 34,596 deposit accounts with balances totaling approximately $429.0 million at December 31, 2005. We attract deposits through our customer-oriented product mix, competitive pricing, convenient locations, extended hours and drive-up banking, all provided with high level of customer service. During September 2005 the Bank introduced its Money Fund Plu$ checking account. This account is intended to pay rates comparable to those available on a money fund offered by a typical brokerage firm. Since its introduction this product has been very successful in generating interest bearing checking deposits. Money Fund Plu$ balances increased by $21.6 million in 2006 and balances totaled $42.9 million at December 31, 2006.

Most of our deposits are attracted from individuals, business-related sources and smaller municipal entities. This mix of deposit customers resulted in a relatively modest average deposit balance of approximately $11,750 at December 31, 2006, but makes us less vulnerable to adverse effects from the loss of depositors who may be seeking higher yields in other markets or who may otherwise draw down balances for cash needs. We do not accept brokered deposits.

We also offer a multitude of other products and services to our customers to complement the lending and deposit services previously reviewed. These include cashier's checks, traveler's checks, bank-by-mail, ATMs, night depository, safe deposit boxes, direct deposit, electronic funds transfers, on-line banking, and other customary banking services.

In order to provide non-deposit investment options we have developed a strategic alliance with Financial Network Investment Corporation ("FNIC"). Through this arrangement, certain employees of the Bank are also registered and licensed representatives of FNIC. These employees provide our customers throughout our branch network with convenient access to annuities, insurance products, mutual funds, and a full range of investment products.

The Bank has not engaged in any material research activities relating to the development of new products or services during the last two fiscal years; however, a substantial investment of time and capital has been devoted to the improvement of existing Bank services during this period. In January of 2005, the Bank introduced a single close construction/permanent residential loan product. This provided the customer with the ability to obtain a construction and permanent loan on their residence with only one application, one set of loan documents and a fixed rate for the entire term. This product has become very popular with loan originations of over $17 million during 2006 and outstanding loans totaling $9.7 million at December 31, 2006. During 2006 the Bank introduced an equity line of credit product secured by investment or commercial property, including improved or unimproved lots. Although this product has generated some interest among the Bank's customers, it has not generated significant loan balances to date. Loans balances at December 31, 2006 related to this product totaled $193,000.

The officers and employees of the Bank are continually engaged in marketing activities, including the evaluation and development of new products and services to enable the Bank to retain and improve its competitive position in its service area. Alternatives for future electronic banking delivery are currently being examined in an effort to keep pace with evolving technology and continue to provide superior customer service.

We hold no patents or licenses (other than licenses required by appropriate bank regulatory agencies or local governments), franchises, or concessions. Our business has a modest seasonal component due to the heavy agricultural and tourism orientation of some of the communities we serve. As our branches in less rural areas such as Truckee have expanded, however, the agriculture-related base has become less significant. We are not dependent on a single customer or group of related customers for a material portion of our deposits, nor is a material portion of our loans concentrated within a single industry or group of related industries. There has been no material effect upon our capital expenditures, earnings, or competitive position as a result of federal, state, or local environmental regulation.

Commitment to our Communities. The Board of Directors and Management believe that the Company plays an important role in the economic well being of the communities it serves. Our Bank has a continuing responsibility to provide a wide range of lending and deposit services to both individuals and businesses. These services are tailored to meet the needs of the communities served by the Company and the Bank.

We offer various loan products which promote home ownership and affordable housing, fuel job growth and support community economic development. Types of loans offered range from personal and commercial loans to real estate, construction, agricultural, mortgage and government-guaranteed community infrastructure loans. Many banking decisions are made locally with the goal of maintaining customer satisfaction.

Recent Developments. During October of 2006 we open a commercial lending office in Reno, Nevada.

Trust Preferred Securities. During the third quarter of 2002, the Company formed a wholly owned Connecticut statutory business trust, Plumas Statutory Trust I (the "Trust I"). On September 26, 2002, the Company issued to the Trust I, Floating Rate Junior Subordinated Deferrable Interest Debentures due 2032 (the "Debentures") in the aggregate principal amount of $6,186,000. In exchange for these debentures the Trust I paid the Company $6,186,000. The Trust I funded its purchase of debentures by issuing $6,000,000 in floating rate capital securities ("trust preferred securities"), which were sold to a third party. These trust preferred securities qualify as Tier I capital under current Federal Reserve Board guidelines. The Debentures are the only asset of the Trust I. The interest rate and terms on both instruments are substantially the same. The rate is based on the three month LIBOR (London Interbank Offered Rate) plus

3.40%, not to exceed 11.9%, adjustable quarterly. The proceeds from the sale of the Debentures were primarily used by the Company to inject capital into the Bank.

During the third quarter of 2005, the Company formed a wholly owned Connecticut statutory business trust, Plumas Statutory Trust II (the "Trust II"). On September 28, 2005, the Company issued to the Trust II, Floating Rate Junior Subordinated Deferrable Interest Debentures due 2035 (the "Debentures") in the aggregate principal amount of $4,124,000. In exchange for these debentures the Trust II paid the Company $4,124,000. The Trust II funded its purchase of debentures by issuing $4,000,000 in floating rate capital securities ("trust preferred securities"), which were sold to a third party. These trust preferred securities qualify as Tier I capital under current Federal Reserve Board guidelines. The Debentures are the only asset of the Trust II. The interest rate and terms on both instruments are substantially the same. The rate is based on the three month LIBOR (London Interbank Offered Rate) plus 1.48%, adjustable quarterly. The proceeds from the sale of the Debentures were primarily used by the Company to inject capital into the Bank.

The Debentures and trust preferred securities accrue and pay distributions quarterly based on the floating rate described above on the stated liquidation value of $1,000 per security. The Company has entered into contractual agreements which, taken collectively, fully and unconditionally guarantee payment of: (1) accrued and unpaid distributions required to be paid on the capital securities; (2) the redemption price with respect to any capital securities called for redemption by either Trust I or Trust II, and (3) payments due upon voluntary or involuntary dissolution, winding up, or liquidation of either Trust I or Trust II.

The trust preferred securities are mandatorily redeemable upon maturity of the Debentures on September 26, 2032 for Trust I and September 28, 2035 for Trust II, or upon earlier redemption as provided in the indenture.

Neither Trust I nor Trust II are consolidated into the Company's consolidated financial statements and, accordingly, both entities are accounted for under the equity method and the junior subordinated debentures are reflected as debt on the consolidated balance sheet.

Business Concentrations. No individual or single group of related customer accounts is considered material in relation to the Banks' assets or deposits, or in relation to our overall business. However, at December 31, 2006 approximately 64% of the Bank's total loan portfolio consisted of real estate-secured loans, including real estate mortgage loans, real estate construction loans, consumer equity lines of credit, and agricultural loans secured by real estate. Moreover, our business activities are currently focused in the California counties of Plumas, Nevada, Placer, Lassen, Modoc, Shasta and Sierra and Washoe County in Nevada. Consequently, our results of operations and financial condition are dependent upon the general trends in these economies and, in particular, the residential and commercial real estate markets. In addition, the concentration of our operations in these areas of California and Nevada exposes us to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods in these regions in California and Nevada.

Competition. With respect to commercial bank competitors, the business is largely dominated by a relatively small number of major banks with many offices operating over a wide geographical area. These banks have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their resources to regions of highest yield and demand. Many of the major banks operating in the area offer certain services that we do not offer directly but may offer indirectly through correspondent institutions. By virtue of their greater total capitalization, such banks also have substantially higher lending limits than we do. For customers whose loan demands exceed our legal lending limit, we attempt to arrange for such loans on a participation basis with correspondent banks.

In addition to other banks, our competitors include savings institutions, credit unions, and numerous non-banking institutions such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal financial software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to federal and state interstate banking laws enacted in the mid-1990's, which permit banking organizations to expand into other states, and the relatively large California market has been particularly attractive to out-of-state institutions. The Financial Modernization Act, which became effective March 11, 2000, has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, and has also intensified competitive conditions.

Currently, within the Bank's branch service area there are 23 traditional banking branch offices of competing institutions, including 19 branches of 4 major banks. As of June 30, 2006, the Federal Deposit Insurance Corporation estimated the Bank's market share of insured deposits within the communities it serves to be as follows: Chester 71%, Quincy 66%, Portola 49%, Susanville 40%, Alturas 38%, Kings Beach 31%, Truckee 20%, Fall River Mills/Burney 20%, Tahoe City 3% and 100% in the communities of Greenville, Westwood and Loyalton. Tahoe City is the location of our most recently opened branch, which opened its doors in November 2003.

Technological innovations have also resulted in increased competition in financial services markets. Such innovation has, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that previously were considered traditional banking products. In addition, many customers now expect a choice of delivery systems and channels, including telephone, mail, home computer, ATMs, full-service branches, and/or in-store branches. The sources of competition in such products include traditional banks as well as savings associations, credit unions, brokerage firms, money market and other mutual funds, asset management groups, finance and insurance companies, internet-only financial intermediaries, and mortgage banking firms.

For many years we have countered rising competition by providing our own style of community-oriented, personalized service. We rely on local promotional activity, personal contacts by our officers, directors, employees, and shareholders, automated 24-hour banking, and the individualized service that we can provide through our flexible policies. This appears to be well-received by our customers throughout our service area, who appreciate a more personal and customer-oriented environment in which to conduct their financial transactions. We have also embraced the electronic age and installed telephone banking and personal computer and internet banking with bill payment capabilities to meet the needs of customers with electronic access requirements. This high tech and high touch approach allows the customers to customize their access to our services based on their particular preference.

Employees. At December 31, 2006, the Company and its subsidiary employed 205 persons. On a full-time equivalent basis, we employed 181 persons. We believe our employee relations are excellent.

<u>**Supervision and Regulation**</u>

The Company. As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, (the "BHCA"), and are registered with and subject to the supervision of the Federal Reserve Bank (the "FRB"). It is the policy of the FRB, that each bank holding company serve as a source of financial and managerial strength to its subsidiary banks. We are required to file reports with the FRB and provide such additional information as the FRB may require. The FRB has the authority to examine us and our subsidiary, as well as any arrangements between us and our subsidiary, with the cost of any such examination to be borne by us.

The BHCA requires us to obtain the prior approval of the FRB before acquisition of all or substantially all of the assets of any bank or ownership or control of the voting shares of any bank if, after giving effect to the acquisition, we would own or control, directly or indirectly, more than 5% of the voting shares of that bank. Amendments to the BHCA expand the circumstances under which a bank holding company may acquire control of all or substantially all of the assets of a bank located outside the State of California.

We may not engage in any business other than managing or controlling banks or furnishing services to our subsidiary, with the exception of certain activities which, in the opinion of the FRB, are so closely related to banking or to managing or controlling banks as to be incidental to banking. In addition, we are generally prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company unless that company is engaged in such authorized activities and the Federal Reserve approves the acquisition.

We and our subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or provision of services. For example, with certain exceptions, the bank may not condition an extension of credit on a customer obtaining other services provided by us, the bank or any other subsidiary of ours, or on a promise by the customer not to obtain other services from a competitor. In addition, federal law imposes certain restrictions on transactions between the bank and its affiliates. As affiliates, the bank and we are subject, with certain exceptions, to the provisions of federal law imposing limitations on and requiring collateral for extensions of credit by the bank to any affiliate.

The Bank. As a California state-chartered bank that is not a member of the Federal Reserve, Plumas Bank is subject to primary supervision, examination and regulation by the FDIC, the California Department of Financial Institutions (the "DFI") and is subject to applicable regulations of the FRB. The Bank's deposits are insured by the FDIC to applicable limits. As a consequence of the extensive regulation of commercial banking activities in California and the United States, banks are particularly susceptible to changes in California and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

Various other requirements and restrictions under the laws of the United States and the State of California affect the operations of the Bank. Federal and California statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, branching, capital requirements and disclosure obligations to depositors and borrowers. California law presently permits a bank to locate a branch office in any locality in the state. Additionally, California law exempts banks from California usury laws.

Capital Standards. The FRB and the FDIC have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance-sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance-sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance-sheet items. The regulators measure risk-adjusted assets and off-balance-sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan and lease losses and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Since December 31, 1992, the FRB and the FDIC have required a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance-sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance-sheet items of 4%.

In addition to the risk-based guidelines, the FRB and FDIC require banking organizations to maintain a minimum amount of Tier 1 capital to average total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable, however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' ratings. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the FRB and FDIC have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

A bank that does not achieve and maintain the required capital levels may be issued a capital directive by the FDIC to ensure the maintenance of required capital levels. As discussed above, we are required to maintain certain levels of capital, as is the Bank. . The regulatory capital guidelines as well as our actual capitalization on a consolidated basis and for the Bank and Bancorp as of December 31, 2006 follow:

	Requirement for the Bank to be:			
	Adequately Capitalized	Well Capitalized	Plumas Bank	Plumas Bancorp
Tier 1 leverage capital ratio	4.0%	5.0%	9.3%	9.5%
Tier 1 risk-based capital ratio	4.0%	6.0%	10.6%	10.9%
Total risk-based capital ratio	8.0%	10.0%	11.6%	11.8%

Prompt Corrective Action. Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including those institutions that fall below one or more prescribed minimum capital ratios described above. An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

Premiums for Deposit Insurance. The deposit insurance fund or DIF of the FDIC insures our customer deposits up to prescribed limits for each depositor. The Federal Deposit Insurance Reform Act of 2005 and the Federal Deposit Insurance Reform Conforming Amendments Act of 2005 amended the insurance of deposits by the FDIC and collection of assessments from insured depository institutions for deposit insurance. Passed on such amendments enacted, the FDIC approved a final rule to determine risk-based assessment rates on November 2, 2006. An insured depository institution's assessment rate under the final rule is based on the new assessment rate schedule, its long-term debt issuer ratings or recent financial ratios and supervisory ratings. Any increase in assessments or the assessment rate could have a material adverse effect on our business, financial condition, results of operations or cash flows, depending on the amount of the increase. Furthermore, the FDIC is authorized to raise insurance premiums under certain circumstances.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the bank would have a material adverse effect on our business, financial condition, results of operations or cash flows.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of San Francisco (the "FHLB-SF"). Among other benefits, each Federal Home Loan Bank ("FHLB"), serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. A new capital plan of the FHLB-SF was approved and implemented by the Federal Housing Finance Board on April 1, 2004. The new capital plan incorporates a single class of stock with a par value of $100 per share, and may be issued, exchanged, redeemed, and repurchased only at par value. As an FHLB member, the bank is required to own capital stock in an FHLB in an amount equal to the greater of:

- a membership stock requirement with an initial cap of $25 million (100% of "membership asset value" as defined), or
- an activity based stock requirement (based on percentage of outstanding advances).

The new capital stock is redeemable on five years written notice, subject to certain conditions.

In April 2005 the Bank was required to purchase an additional 12,810 shares, or $1,281,000, of capital stock under the FHLB-SF's new capital plan. At December 31, 2006 the Bank owned 21,034 shares of the FHLB-SF capital stock. We do not believe that the FHLB-SF's new capital plan had a material impact upon our business, financial condition, results of operations or cash flows.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts and non-personal time deposits. At December 31, 2006, we were in compliance with these requirements.

Impact of Monetary Policies. The earnings and growth of the Company are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment. The earnings of the Company are affected not only by general economic conditions but also by the monetary and fiscal policies of the United States and federal agencies, particularly the FRB. The FRB can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States Government securities and by its control of the discount rates applicable to borrowings by banks from the FRB. The actions of the FRB in these areas influence the growth of bank loans and leases, investments and deposits and affect the interest rates charged on loans and leases and paid on deposits. The FRB's policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The nature and timing of any future changes in monetary policies are not predictable.

Extensions of Credit to Insiders and Transactions with Affiliates. The *Federal Reserve Act* and FRB *Regulation O* place limitations and conditions on loans or extensions of credit to:

- a bank's or bank holding company's executive officers, directors and principal shareholders (*i.e.*, in most cases, those persons who own, control or have power to vote more than 10% of any class of voting securities),
- any company controlled by any such executive officer, director or shareholder, or
- any political or campaign committee controlled by such executive officer, director or principal shareholder.

Loans and leases extended to any of the above persons must comply with loan-to-one-borrower limits, require prior full board approval when aggregate extensions of credit to the person exceed specified amounts, must be made on substantially the same terms (including interest rates and collateral) as, and follow credit-underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with non-insiders, and must not involve more than the normal risk of repayment or present other unfavorable features. In addition, Regulation O provides that the aggregate limit on extensions of credit to all insiders of a bank as a group cannot exceed the bank's unimpaired capital and unimpaired surplus. Regulation O also prohibits a bank from paying an overdraft on an account of an executive officer or director, except pursuant to a written pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or a written pre-authorized transfer of funds from another account of the officer or director at the bank.

Consumer Protection Laws and Regulations. The banking regulatory agencies are focusing greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. The Company is subject to many federal and state consumer protection and privacy statutes and regulations, some of which are discussed below.

The *Community Reinvestment Act* (the "CRA") is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal regulatory agencies, in examining insured depository institutions, to assess a bank's record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the CRA assessment factors in order to provide a rating to the financial institution. The ratings range from a high of "outstanding" to a low of "substantial noncompliance." In its last examination for CRA compliance, as of August 2005, the Bank was rated "satisfactory."

The *Equal Credit Opportunity Act* (the "ECOA") generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

The *Truth in Lending Act* (the "TILA") is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

The *Fair Housing Act* (the "FH Act") regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself.

The *Home Mortgage Disclosure Act* (the "HMDA"), in response to public concern over credit shortages in certain urban neighborhoods, requires public disclosure of information that shows whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

The *Right to Financial Privacy Act* (the "RFPA") imposes a new requirement for financial institutions to provide new privacy protections to consumers. Financial institutions must provide disclosures to consumers of its privacy policy, and state the rights of consumers to direct their financial institution not to share their nonpublic personal information with third parties.

Finally, the *Real Estate Settlement Procedures Act* (the "RESPA") requires lenders to provide noncommercial borrowers with disclosures regarding the nature and cost of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

Penalties for noncompliance or violations under the above laws may include fines, reimbursement and other penalties. Due to heightened regulatory concern related to compliance with CRA, ECOA, TILA, FH Act, HMDA, RFPA and RESPA generally, the Company may incur additional compliance costs or be required to expend additional funds for investments in its local community.

Recent Legislation and Other Changes. Federal and state laws affecting banking are enacted from time to time, and similarly federal and state regulations affecting banking are also adopted from time to time. The following include some of the recent laws and regulations affecting banking.

On February 8, 2006, the President signed The Federal Deposit Insurance Reform Act of 2005 (the Reform Act) into law. The Federal Deposit Insurance Reform Conforming Amendments Act of 2005, which the President signed into law on February 15, 2006, contains necessary technical and conforming changes to implement deposit insurance reform, as well as a number of study and survey requirements. The Reform Act provides for the following changes:

- Merging the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF) into a new fund, the Deposit Insurance Fund (DIF). This change was made effective March 31, 2006.
- Increasing the coverage limit for retirement accounts to $250,000 and indexing the coverage limit for retirement accounts to inflation as with the general deposit insurance coverage limit. This change was made effective April 1, 2006.
- Establishing a range of 1.15 percent to 1.50 percent within which the FDIC Board of Directors may set the Designated Reserve Ratio (DRR).
- Allowing the FDIC to manage the pace at which the reserve ratio varies within this range.

    1. If the reserve ratio falls below 1.15 percent—or is expected to within 6 months—the FDIC must adopt a restoration plan that provides that the DIF will return to 1.15 percent generally within 5 years.
    2. If the reserve ratio exceeds 1.35 percent, the FDIC must generally dividend to DIF members half of the amount above the amount necessary to maintain the DIF at 1.35 percent, unless the FDIC Board, considering statutory factors, suspends the dividends.
    3. If the reserve ratio exceeds 1.5 percent, the FDIC must generally dividend to DIF members all amounts above the amount necessary to maintain the DIF at 1.5 percent.

- Eliminating the restrictions on premium rates based on the DRR and granting the FDIC Board the discretion to price deposit insurance according to risk for all insured institutions regardless of the level of the reserve ratio.
- Granting a one-time initial assessment credit (of approximately $4.7 billion) to recognize institutions' past contributions to the fund.

The Federal Reserve Board in February 2006 approved a final rule that expands the definition of a small bank holding company under its Small Bank Holding Company Policy Statement and the Board's risk-based and leverage capital guidelines for bank holding companies. The policy statement facilitates the transfer of ownership of small community banks by permitting debt levels at small bank holding companies that are higher than what would typically be permitted for larger small bank holding companies. In its revisions to the Policy Statement, the Federal Reserve Board has raised the small bank holding company asset size threshold from $150 million to $500 million and amended the related qualitative criteria for determining eligibility as a small bank holding company for the purposes of the policy statement and the capital guidelines.

The FDIC finalized its interim final rule, with changes, that amended its deposit insurance regulations to implement applicable revisions to the Federal Deposit Insurance Act made by the Federal Deposit Insurance Reform Act of 2005 and the Federal Deposit Insurance Reform Conforming Amendments Act of 2005. The final rule provides for consideration of inflation adjustments to increase the current standard maximum deposit insurance amount of $100,000 on a five-year cycle beginning in 2010; increases the deposit insurance limit for certain retirement accounts from $100,000 to $250,000, also subject to inflation adjustments; and provides per-participant insurance coverage to employee benefit plan accounts, even if the depository institution at which the deposits are placed is not authorized to accept employee benefit plan deposits. The final rule is effective on October 12, 2006.

The Board of Governors of the Federal Reserve System amended Regulation E, which implements the Electronic Fund Transfer Act, and the official staff commentary to the regulation, which interprets the requirements of Regulation E to become effective on July 1, 2006. The final rule provides that Regulation E covers payroll card accounts that are established directly or indirectly through an employer, and to which transfers of the consumer's salary, wages, or other employee compensation are made on a recurring basis. The final rule also provides financial institutions with an alternative to providing periodic statements for payroll card accounts if they make account information available to consumers by specified means.

The federal financial regulatory agencies in September 2006 issued final guidance to address the risks posed by nontraditional residential mortgage products that allow borrowers to defer repayment of principal and sometimes interest, including "interest-only" mortgages and "payment option" adjustable-rate mortgages. These products allow borrowers to exchange lower payments during an initial period for higher payments later. The lack of principal amortization and the potential for negative amortization and features that compound risks (such as no document loans and simultaneous second mortgages) elevate the concern of the federal banking agencies for nontraditional mortgage products. The guidelines require depository institutions to ensure that loan terms and underwriting standards are consistent with prudent lending practices, including consideration of a borrower's repayment capacity, to recognize that many nontraditional mortgage loans, particularly when they have risk-layering features, are untested in a stressed environment. The guidelines also express the need for depository institutions to have strong risk management standards, capital levels commensurate with the risk, an allowance for loan and lease losses that reflects the collectibility of the portfolio, and the need to make sure that consumers have sufficient information to clearly understand loan terms and associated risks prior to making a product or payment choice.

The federal financial regulatory agencies in December 2006 issued a new interagency policy statement on the allowance for loan and lease losses (ALLL) along with supplemental frequently asked questions. The policy statement revises and replaces a 1993 policy statement on the ALLL. The agencies issued the revised policy statement in view of today's uncertain economic environment and the presence of concentrations in untested loan products in the loan portfolios of insured depository institutions. The policy statement has also been revised to conform with generally accepted accounting principles (GAAP) and post-1993 supervisory guidance. The 1993 policy statement described the responsibilities of the boards of directors, management, and banking examiners regarding the ALLL; factors to be considered in the estimation of the ALLL; and the objectives and elements of an effective loan review system, including a sound credit grading system. The policy statement reiterates that each institution has a responsibility for developing, maintaining and documenting a comprehensive, systematic, and consistently applied process appropriate to its size and the nature, scope, and risk of its lending activities for determining the amounts of the ALLL and the provision for loan and lease losses and states that each institution should ensure controls are in place to consistently determine the ALLL in accordance with GAAP, the institution's stated policies and procedures, management's best judgment and relevant supervisory guidance.

The policy statement also restates that insured depository institutions must maintain an ALLL at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio, and that estimates of credit losses should reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. The policy statement states that prudent, conservative, but not excessive, loan loss allowances that represent management's best estimate from within an acceptable range of estimated losses are appropriate.

The Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation in December 2006 issued final guidance on sound risk management practices for concentrations in commercial real estate lending. The agencies observed that the commercial real estate is an area in which some banks are becoming increasingly concentrated, especially with small- to medium- sized banks that face strong competition in their other business lines. The agencies support banks serving a vital role in their communities by supplying credit for business and real estate development. However, the agencies are concerned that rising commercial real estate loan concentrations may expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in commercial real estate markets. The guidance provides supervisory criteria, including numerical indicators to assist in identifying institutions with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny, but such criteria are not limits on commercial real estate lending.

In California, effective January 1, 2007, a new law Financial Code Section 854.1 recognizes the ability of mortgage brokers to obtain the benefit of non interest-bearing accounts on trust funds deposited in a "commercial bank." The provision applies to real estate brokers who collect payments or provide services in connection with a loan secured by a lien on real property and permits a mortgage broker to earn interest on an interest-bearing account at a financial institution. Interest on funds received by a real estate broker who collects payments or provides services for an "institutional investor" in connection with a loan secured by commercial real property may inure to the broker, if agreed to in writing by the broker and the institutional investor. For purposes of this law, commercial real property means real estate improved with other than a one-to-four family residence.

A new California law makes it easier for California banks to accept deposits from local government agencies. Under the old law, local agency deposits over $100,000 had to be secured by collateral. Pursuant to the enactment of Assembly Bill 2011, banks would be able to acquire surplus public deposits exceeding $100,000 without pledging collateral if they participate in a deposit placement service where excess amounts are placed in certificates of deposit at other institutions within a network. Such a network (of which currently there is only one available in the market) permits the entire amount of a customer's deposit to be FDIC-insured, and the bank taking the original deposit retains the benefit of the full amount of the deposit for lending or other purposes. AB 2011 clarifies that a local agency may deposit up to 30% of its surplus funds in certificates of deposit at a bank, savings association, savings bank, or credit union that participates in such a deposit-sharing network. Since the entire amount of the deposits would be FDIC-insured, a bank would not be required to pledge collateral. The bill permits agencies to make these deposits until January 1, 2012.

It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on the Company. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Recent Accounting Pronouncements

Accounting for Servicing of Financial Assets

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 156 (SFAS 156), *Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140.* SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement of its servicing assets and servicing liabilities by class. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date. SFAS 156 permits an entity to reclassify certain available-for-sale securities to trading securities provided that they are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities subsequently measured at fair value. The provisions of SFAS 156 are effective for an entity as of the beginning of its first fiscal year that begins after September 15, 2006. Management does not expect the adoption of SFAS 156 to have a material impact on the Company's financial position or results of operations.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes –An Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies.

The provisions of FIN 48 will be effective for the Company on January 1, 2007 and are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption.

The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. Management does not expect the adoption of FIN 48 to have a material impact on the Company's financial position or results of operations.

Accounting for Purchases of Life Insurance

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.* FASB Technical Bulletin No. 85-4 requires that the amount that could be realized under the insurance contract as of the date of the statement of financial position should be reported as an asset. Since the issuance of FASB Technical Bulletin No. 85-4, questions arose regarding whether "the amount that could be realized" should consider 1) any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value and 2) the contractual ability to surrender all of the individual-life policies (or certificates in a group policy) at the same time. EITF 06-5 determined that "the amount that could be realized" should 1) consider any additional amounts included in the contractual terms of the policy and 2) assume the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that is ultimately realized by the policy holder upon the assumed surrender of the final policy (or final certificate in a group policy) shall be included in the "amount that could be realized." An entity should apply the provisions of EITF 06-5 through either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-5 are effective for fiscal years beginning after December 15, 2006. Management has not yet completed its evaluation of the impact that EITF 06-5 will have.

Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements

In September 2006, the FASB ratified the consensuses reached by the Task Force on Issue No. 06-4 (EITF 06-4), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* A question arose when an employer enters into an endorsement split-dollar life insurance arrangement related to whether the employer should recognize a liability for the future benefits or premiums to be provided to the employee. EITF 06-4 indicates that an employer should recognize a liability for future benefits and that a liability for the benefit obligation has not been settled through the purchase of an endorsement type policy. An entity should apply the provisions of EITF 06-4 either through a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-4 are effective for fiscal years beginning after December 15, 2007. Management has not yet completed its evaluation of the impact that EITF 06-4 will have.

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. Management does not expect the adoption of SFAS 157 to have a material impact to the Company's financial position or result of operations.

Consideration of the Effects of Prior Year Misstatements

In September 2006, the Securities and Exchange Commission published Staff Accounting Bulleting No. 108 (SAB 108) *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* The interpretations in this Staff Accounting Bulleting were issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice to build up improper amounts on the balance sheet. This guidance will apply to the first fiscal year ending after November 15, 2006 or December 31, 2006 for the Company. The adoption of SAB 108 did not have a material impact on the Company's financial position, results of operations or cash flows and no cumulative adjustment was required.

ITEM 1A. RISK FACTORS

Our high concentration of real estate loans expose us to increased lending risks, especially in the event of a recession or natural disaster. Our loan portfolio is strongly concentrated in real estate loans. As of December 31, 2006, 64% of our loan portfolio was concentrated in real estate related loans. There has been a relatively rapid increase in real estate values in our market area in recent years, and the occurrence of a real estate recession affecting our market areas would likely reduce the security for many of our loans and adversely affect the ability of many of our borrowers to repay their loan from us. Therefore, our financial condition may be adversely affected by a decline in the value of the real estate securing our loans. In addition, acts of nature, including earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Deterioration of local economic conditions could hurt our profitability. Our operations are primarily located in Northeastern California and are concentrated in Plumas, Nevada, Placer, Lassen, Modoc, Shasta and Sierra Counties and Washoe County, Nevada and surrounding areas. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these areas. The local economy relies heavily on real estate, agriculture and ranching, timber and tourism. A significant downturn in any or all of these industries could result in a decline in the local economy in general, which could in turn negatively impact us. Poor economic conditions could cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. Also, if there were significant recessionary conditions in our market area, our financial condition would be negatively impacted.

Our growth and expansion strategy may not prove to be successful and our market value and profitability may suffer. We plan to grow our operations, however our ability to manage any such growth will depend primarily on our ability to attract and retain qualified personnel, monitor operations, maintain earnings and control costs. We expect to continue to grow our assets and deposits, the products and services which we offer and the scale of our operations, generally. Our ability to manage our growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms. If we grow too quickly and are not able to control costs and maintain asset quality, this rapid growth could materially adversely affect our financial performance. Our future successful growth will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures, and to manage a growing number of client relationships. We may not successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with growth. Thus, our growth strategy may divert management from our existing businesses and may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.

Loss of any of our executive officers or key personnel could be damaging to us. We depend upon the skills and reputations of our executive officers and key employees for our future success. The loss of any of these key persons or the inability to attract and retain other key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract other qualified persons. All of our current executive officers have been with us since at least 2001. While we have an employment agreement with Douglas N. Biddle, our President and CEO, which contains an agreement not to compete following termination, we do not have employment agreements with our other executive officers and, therefore, upon leaving the employ of Plumas Bank, such executives other than Mr. Biddle may become employed by our competitors.

Our performance is subject to interest rate risk. Our operations are significantly influenced by general economic conditions and by the related monetary and fiscal policies of the federal government. Deposit flows and the cost of funds are influenced by interest rates of competing investments and general market rates of interest. Lending activities are affected by the demand for loans, which in turn is affected by the interest rates at which such financing may be offered and by other factors affecting the availability of funds.

Our operations are substantially dependent on our net interest income, which is the difference between the interest income received from our interest-earning assets and the interest expense incurred in connection with our interest-bearing liabilities. To reduce exposure to interest rate fluctuations, we seek to manage the balances of our interest sensitive assets and liabilities, and maintain the maturity and repricing of these assets and liabilities at appropriate levels. A mismatch between the amount of rate sensitive assets and rate sensitive liabilities in any time period is referred to as a "gap". Generally, if rate sensitive assets exceed rate sensitive liabilities, the net interest margin will be positively impacted during a rising rate environment and negatively impacted during a declining rate environment. When rate sensitive liabilities exceed rate sensitive assets, the net interest margin will generally be positively impacted during a declining rate environment and negatively impacted during a rising rate environment.

Increases in the level of interest rates may reduce the amount of loans originated by us, and, thus, the amount of loan and commitment fees, as well as the value of our investment securities and other interest-earning assets. Moreover, fluctuations in interest rates also can result in disintermediation, which is the flow of funds away from depository institutions into direct investments, such as corporate securities and other investment vehicles which, because of the absence of federal deposit insurance, generally pay higher rates of return than depository institutions.

We could experience loan losses which exceed our allowance for loan losses. The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower, and, in the case of a collateralized loan, the value and marketability of the collateral. We maintain an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, we make various assumptions and determinations about the ultimate collectibility of our loan portfolio and provide an allowance for losses based upon a percentage of the outstanding balances and for specific loans where their collectibility is considered to be questionable.

As of December 31, 2006, our allowance for loan losses was approximately $3.9 million representing 1.1% of gross outstanding loans. Although we believe that this allowance is adequate, we can give no assurance that it will be sufficient to cover future loan losses. Although we use the best information available to make our determinations with respect to this allowance, future adjustments may be necessary if economic conditions change substantially from the assumptions used or if negative developments occur with respect to non-performing or performing loans. If our assumptions or conclusions prove to be incorrect and the allowance for loan losses is not adequate to absorb future losses, or if bank regulatory agencies require us to increase our allowance, our earnings and potentially even our capital could be significantly and adversely impacted.

We face strong competition which may adversely affect our operating results. In recent years, competition for bank customers, the source of deposits and loans, has greatly intensified. This competition includes:

- larger national and regional banks in many of the communities we serve;
- finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;
- credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks; and
- technology-based financial institutions including large national and super-regional banks, offering on-line deposit, bill payment, and mortgage loan application services.

Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured financial institutions. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services.

By virtue of their larger capital, major banks have substantially larger lending limits then we have and can perform certain functions for their customers which we are not equipped to offer directly, such as trust and international services. Many of these also operate with "economies of scale" which result in lower operating costs than ours on a per loan or per asset basis.

Other existing single or multi-branch community banks, or new community bank start-ups, have marketing strategies similar to ours. These other community banks can open new branches in the communities we serve and compete directly for customers who want the high level of service community banks offer. Other community banks also compete for the same management personnel and the same potential acquisition and merger candidates. Ultimately, competition can drive down our interest margins and reduce our profitability, as well as make it more difficult to increase the size of our loan portfolio and deposit base. See **ITEM 1. BUSINESS – General - Competition**.

Our future growth may be hindered if we do not raise additional capital. Banks and bank holding companies are required to meet capital adequacy guidelines and maintain their capital to specified percentages of their assets. See **ITEM 1. BUSINESS – Supervision and Regulation – Capital Standards.** A failure to meet these guidelines will limit our ability to grow and could result in banking regulators requiring us to increase our capital or reduce our assets. Therefore, in order for us to continue to increase our assets and net income, we may be required from time to time to raise additional capital. We cannot assure that such capital will be available or, if it is, that it will be available on reasonable terms. Any such future capital raising may include the sale of additional securities, which could have a dilutive effect on the earnings per share and book value of per share for our stockholders prior to that offering. We have recently incurred long-term debt in order to maintain our capital adequacy and we may need to continue to do so in the future. Adequate funding sources for such borrowing may not be available in the future which would cause us to fall below the required capital ratios. In such an event, the FDIC could proceed with regulatory actions and Plumas Bank may be required to reduce its asset base in order to comply with the capital guidelines until such time as borrowings become available or an additional offering is successfully completed.

ITEM 1B. UNRESOLVED STAFF COMMENTS

No comments have been submitted to the registrant by the staff of the Securities Exchange Commission.

ITEM 2. PROPERTIES

Of the Company's twelve depository branches, ten are owned and two are leased. In addition the Company owns three administrative facilities and leases two lending offices. The Company purchased a building located at 424 N. Mill Creek, Quincy, California during the first quarter of 2006 which, after modifications to be undertaken in 2007, is expected to house the Company's data processing facilities.

Owned Properties

35 South Lindan Avenue Quincy, California (1)	32 Central Avenue Quincy, California (1)	80 W. Main St. Quincy, California (1)
424 N. Mill Creek Quincy, California (4)	336 West Main Street Quincy, California	120 North Pine Street Portola, California
43163 Highway 299E Fall River Mills, California	121 Crescent Street Greenville, California	315 Birch Street Westwood, California (2)
255 Main Street Chester, California	510 North Main Street Alturas, California	3000 Riverside Drive Susanville, California
8475 North Lake Boulevard Kings Beach, California	11638 Donner Pass Road Truckee, California	

Leased Properties

243 North Lake Boulevard Tahoe City, California	604 Main Street Loyalton, California	2625 Fair Oaks Blvd., Ste. 7 Sacramento, California (3)
1895 Plumas Ste 2 Reno, Nevada (3)		

(1) Non-branch administrative or credit administrative offices.
(2) The Westwood branch is a mortgaged property with an outstanding balance of $63,000 at December 31, 2006.
(3) Commercial lending offices.
(4) Future location of Company's data processing facilities.

Total rental expenses under all leases, including premises, totaled $221,000, $242,000 and $264,000, in 2006, 2005 and 2004 respectively. The expiration dates of the leases vary, with the first such lease expiring during 2007 and the last such lease expiring during 2009. Future minimum lease payments in thousands of dollars are as follows:

Year Ending December 31,	
2007	$ 164
2008	49
2009	22
Total	$ 235

The Company maintains insurance coverage on its premises, leaseholds and equipment, including business interruption and record reconstruction coverage. The branch properties and non-branch offices are adequate, suitable, in good condition and have adequate parking facilities for customers and employees. The Company and Bank are limited in their investments in real property under Federal and state banking laws. Generally, investments in real property are either for the Company and Bank use or are in real property and real property interests in the ordinary course of the Bank's business.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company and/or its subsidiary are a party to claims and legal proceedings arising in the ordinary course of business. In the opinion of the Company's management, the amount of ultimate liability with respect to such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to vote of the security holders during the fourth quarter of the period covered by this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCK-HOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is quoted on the NASDAQ Capital Market under the ticker symbol "PLBC". As of December 31, 2006, there were 5,023,205 shares of the Company's stock outstanding held by approximately 2,038 shareholders of record as of the same date. The following table shows the high and low sales prices for the common stock, for each quarter as reported by Yahoo Finance.

Quarter	Dividends	High	Low
4th Quarter 2006	$0.13	$17.45	$14.50
3rd Quarter 2006	-	$19.00	$15.77
2nd Quarter 2006	$0.13	$19.89	$15.50
1st Quarter 2006	-	$23.00	$17.00
4th Quarter 2005	$0.11	$27.00	$20.77
3rd Quarter 2005	-	$26.07	$17.34
2nd Quarter 2005	$0.11	$21.33	$14.20
1st Quarter 2005	-	$15.67	$13.33

On August 17, 2005 the Company's Board of Director approved a three-for-two stock split for shareholders of record at the close of business on September 2, 2005 and effective on September 16, 2005. All share and per share data in the consolidated financial statements have been retroactively adjusted to give effect to the stock split.

Dividends paid to shareholders by the Company are subject to restrictions set forth in California General Corporation Law, which provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout are at least equal to the amount of the proposed distribution. As a bank holding company without significant assets other than its equity position in the Bank, the Company's ability to pay dividends to its shareholders depends primarily upon dividends it receives from the Bank. Such dividends paid by the Bank to the Company are subject to certain limitations. See "Item 1 Business - Supervision and Regulation - Capital Standards".

It is the policy of the Company to periodically distribute excess retained earnings to the shareholders through the payment of cash dividends. Such dividends help promote shareholder value and capital adequacy by enhancing the marketability of the Company's stock. All authority to provide a return to the shareholders in the form of a cash or stock dividend or split rests with the Board of Directors (the "Board). The Board will periodically, but on no regular schedule, review the appropriateness of a cash dividend payment. The Board by resolution shall set the amount, the record date and the payment date of any dividend after considering numerous factors, including the Company's regulatory capital requirements, earnings, financial condition and the need for capital for expanded growth and general economic conditions. Although no assurance can be given that cash or stock dividends will be paid in the future the Company's cash dividend payout ratio over the last five years has averaged approximately 25% of net income.

On January 22, 2007 the Company announced that the Board authorized a common stock repurchase plan. The plan calls for the repurchase of up to 250,000 shares, or approximately 5%, of the Company's shares outstanding as of January 22, 2007. The repurchases will be made from time to time by the Company in the open market or privately negotiated transactions as conditions allow. All such transactions will be structured to comply with Securities and Exchange Commission Rule 10b-18 and all shares repurchased under this plan will be retired. The number, price and timing of the repurchases shall be at the Company's sole discretion and the plan may be re-evaluated depending on market conditions, liquidity needs or other factors. The Board, based on such re-evaluations, may suspend, terminate, modify or cancel the plan at any time without notice.

Securities Authorized for Issuance under Equity Compensation Plans. The following table sets forth securities authorized for issuance under equity compensation plans as for December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	290,914	$ 11.62	615,037
Equity compensation plans not approved by security holders	None	Not Applicable	None
Total	290,914	$ 11.62	615,037

For additional information related to the above plans see Note 10 of the Company's Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data of this Annual Report on Form 10K.

Plumas Bancorp Stock Performance Graph

The graph below compares the cumulative total shareholder return on Plumas Bancorp's (Plumas Bank's prior to June 2002) common stock to the cumulative total return of the NASDAQ Composite Index, a broad market index of all stocks traded on the NASDAQ Exchange, the SNL NASDAQ Bank Index, a cumulative total of almost 400 banks traded on the NASDAQ Exchange, and the SNL OTC-BB & Pink Banks Index, a cumulative total of over 600 banks traded on either the Over-The-Counter Bulletin Board or Pink Sheets. These Indexes were prepared by SNL Financial LC. The graph assumes that a $100 investment was made in the Company's Common Stock as well as the other indexes on December 31, 2001 and that all dividends were reinvested. The chart represents the average closing price for the month of December in each of the years presented.


Total Return Performance
Plumas Bancorp
NASDAQ Composite
SNL NASDAQ Bank Index
SNL All OTC-BB & Pink Banks Index
Index Value
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Plumas Bancorp	100.00	158.08	208.63	227.57	337.24	243.04
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL NASDAQ Bank Index	100.00	102.85	132.76	152.16	147.52	165.62
SNL All OTC-BB & Pink Banks Index	100.00	124.40	170.92	204.07	221.37	242.38

ITEM 6. SELECTED FINANCIAL DATA

The following table presents a summary of selected financial data and should be read in conjunction with the Company's consolidated financial statements and notes thereto included under Item 8 – Financial Statements and Supplementary Data.

	At or for the year ended December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands except per share information)				
Statement of Income					
Interest income	$ 29,483	$ 25,497	$ 20,110	$ 18,549	$ 18,389
Interest expense	6,954	4,793	2,914	3,013	4,038
Net interest income	22,529	20,704	17,196	15,536	14,351
Provision for loan losses	1,000	1,100	750	750	825
Noninterest income	5,159	5,073	5,099	3,639	3,278
Noninterest expense	18,290	17,549	15,898	13,126	11,604
Provision for income taxes	3,196	2,600	2,001	2,018	2,046
Net income	$ 5,202	$ 4,528	$ 3,646	$ 3,281	$ 3,154
Balance sheet (end of period)					
Total assets	$ 473,239	$ 472,803	$ 417,346	$ 390,262	$ 325,650
Total loans	$ 354,712	$ 321,646	$ 266,913	$ 217,957	$ 207,721
Allowance for loan losses	$ 3,917	$ 3,256	$ 2,722	$ 2,524	$ 2,431
Total deposits	$ 402,176	$ 426,560	$ 378,567	$ 355,842	$ 293,941
Total shareholders' equity	$ 35,852	$ 31,137	$ 27,891	$ 25,749	$ 23,286
Balance sheet (period average)					
Total assets	$ 468,988	$ 452,225	$ 409,335	$ 339,160	$ 294,708
Total loans	$ 335,226	$ 302,596	$ 233,759	$ 214,736	$ 197,900
Total deposits	$ 415,700	$ 403,818	$ 373,267	$ 304,840	$ 268,773
Total shareholders' equity	$ 33,682	$ 29,548	$ 26,829	$ 24,558	$ 22,184
Capital ratios					
Leverage ratio	9.5%	8.5%	7.6%	8.4%	8.8%
Tier 1 risk-based capital	10.9%	10.3%	10.1%	10.4%	11.8%
Total risk-based capital	11.8%	11.1%	10.9%	11.3%	12.8%
Asset quality ratios					
Nonperforming loans/total loans	0.29%	0.52%	0.45%	0.40%	0.86%
Nonperforming assets/total assets	0.22%	0.36%	0.30%	0.22%	0.59%
Allowance for loan losses/total loans	1.10%	1.01%	1.03%	1.18%	1.19%
Net loan charge-offs	$ 339	$ 566	$ 552	$ 657	$ 507
Performance ratios					
Return on average assets	1.11%	1.00%	0.89%	0.97%	1.07%
Return on average equity	15.4%	15.2%	13.5%	13.3%	14.2%
Net interest margin	5.32%	5.06%	4.77%	5.20%	5.48%
Loans to Deposits	88.2%	75.4%	70.5%	61.3%	70.7%
Efficiency ratio	66.1%	68.1%	71.3%	68.5%	65.8%
Per share information					
Basic earnings	$ 1.04	$ 0.92	$ 0.75	$ 0.68	$ 0.66
Diluted earnings	$ 1.02	$ 0.89	$ 0.73	$ 0.66	$ 0.64
Cash dividends	$ 0.26	$ 0.22	$ 0.19	$ 0.16	$ 0.18
Dividend payout ratio	25.0%	23.9%	25.1%	23.7%	27.3%
Book value	$ 7.14	$ 6.26	$ 5.69	$ 5.29	$ 4.84
Common shares outstanding at period end	5,023,205	4,976,654	4,901,197	4,863,040	4,813,975

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We are a bank holding company for Plumas Bank, a California state-chartered commercial bank. We derive our income primarily from interest received on real estate related, commercial and consumer loans and, to a lesser extent, interest on investment securities, fees received in connection with servicing deposit and loan customers and fees from the sale or referral of loans. Our major operating expenses are the interest we pay on deposits and borrowings and general operating expenses. We rely on locally-generated deposits to provide us with funds for making loans.

We are subject to competition from other financial institutions and our operating results, like those of other financial institutions operating in California, are significantly influenced by economic conditions in California, including the strength of the real estate market. In addition, both the fiscal and regulatory policies of the federal and state government and regulatory authorities that govern financial institutions and market interest rates also impact the Bank's financial condition, results of operations and cash flows.

One of our strategic objectives is to expand our banking service activities in the Truckee/Tahoe region and the adjacent communities. Consistent with this objective, in late 2003 we opened a de novo branch in Tahoe City. Also in late 2003, we bought five branches located within our existing service area from another community bank. Of the five branches purchased, two were located in the Truckee/Tahoe region, specifically in the communities of Truckee and Kings Beach. This helped further strengthen our presence in this region. In October, 2006 we completed construction and opened a new Bank owned branch in Truckee, California. This replaced a much smaller leased facility. During the fourth quarter of 2006 we opened a commercial real estate loan office in Reno, Nevada.

Critical Accounting Policies

Our accounting policies are integral to understanding the financial results reported. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses. The allowance for loan losses represents our best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.

We evaluate our allowance for loan losses quarterly. We believe that the allowance for loan losses is a "critical accounting estimate" because it is based upon management's assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans.

We determine the appropriate level of the allowance for loan losses, primarily on an analysis of the various components of the loan portfolio, including all significant credits on an individual basis. We segment the loan portfolio into as many components as practical. Each component has similar characteristics, such as risk classification, past due status, type of loan or lease, industry or collateral.

We cannot provide you with any assurance that economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which could result in actual losses that exceed reserves previously established.

Available for Sale Securities. Available-for-sale securities are required to be carried at fair value. We believe this is a "critical accounting estimate" in that the fair value of a security is based on quoted market prices or if quoted market prices are not available, fair values are extrapolated from the quoted prices of similar instruments. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and shareholders' equity.

Deferred Income Taxes. Deferred income taxes reflect the estimated future tax effects of temporary differences between the reported amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced.

Impairment of Core Deposit Intangible. The core deposit intangible represents the excess of the premiums paid over the fair value of the assets and liabilities acquired in the branch acquisitions. The core deposit intangible is required to be amortized over its expected useful life and required to be evaluated for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the fair value of the asset is determined to be less than the carrying amount, the core deposit intangible will be written down through a charge to operations.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (R), *Share-Based Payment* ("SFAS 123 (R)"). Under SFAS 123(R), compensation cost is recognized for all awards that vest subsequent to the date of adoption based on the grant-date fair value estimated in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* and SFAS 123(R). We believe this is a "critical accounting estimate" since the grant-date fair value is estimated using the Black-Scholes option-pricing formula, which involves making estimates of the assumptions used, including the expected term of the option, expected volatility over the option term, expected dividend yield over the option term and risk-free interest rate. In addition, when determining the compensation expense to amortize over the vesting period, management makes estimates about the expected forfeiture rate of options.

The following discussion is designed to provide a better understanding of significant trends related to the Company's financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It pertains to the Company's financial condition, changes in financial condition and results of operations as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006. The discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto and the other financial information appearing elsewhere herein.

Overview

The Company reported its eighteenth consecutive year of earnings growth in 2006. The Company's net income increased $674,000, or 14.9%, to $5,202,000 for the year ended December 31, 2006 from $4,528,000 for the same period in 2005. Net income was $3,646,000 for the year ended December 31, 2004. During 2006 the Company increased its average interest earning assets and its net interest margin resulting in an increase in net interest income of $1,825,000. This increase in net interest income was the primary contributor to the increase in net income for 2006. In addition, during 2006 the Company's non-interest income increased slightly by $86,000 and its provision for loan losses decreased by $100,000. Partially offsetting these increases in income in 2006 was an increase of $741,000 in non-interest expense and an increase of $596,000 in the provision for income taxes.

Total assets at December 31, 2006 increased $436,000 to $473 million. Growth in the Company's loan portfolio was offset by decreases in Federal funds sold and investment securities. Net loans grew $32.8 million, or 10% to $352 million at December 31, 2006, compared to $319 million at December 31, 2005. Growth in loans was funded by a decrease of $23.1 million in investment securities and a decrease of $7.3

million in Federal funds sold and an increase in short-term borrowings. At December 31, 2006 investments securities totaled $75 million, there were no Federal funds sold and short-term borrowings were $20 million.

Deposits declined by $24 million, or 6%, to $402 million at December 31, 2006 from $426 million at December 31, 2005. Competition for deposit dollars throughout the Company's service area, both from bank and non-bank sources, and a lack of significant deposit growth in the Company's service area have contributed to this decline in deposits. The Company believes that additional deposits could be generated through aggressive pricing, but has chosen to rely on alternative sources of liquidity, such as short-term FHLB borrowings, to fund additions to its loan portfolio during 2006.

The return on average assets was 1.11% for 2006, up from 1.00% for 2005. The return on average equity was 15.4% for 2006, up from 15.2% for 2005.

Results of Operations

Net Interest Income

The following table presents for the years indicated the distribution of consolidated average assets, liabilities and shareholders' equity. It also presents the amounts of interest income from interest-earning assets and the resultant yields expressed in both dollars and yield percentages, as well as the amounts of interest expense on interest-bearing liabilities and the resultant cost expressed in both dollars and rate percentages. Nonaccrual loans are included in the calculation of average loans while nonaccrued interest thereon is excluded from the computation of yields earned:

	Year ended December 31,								
	2006			2005			2004		
	Average balance	Interest income/ expense	Rates earned / paid	Average balance	Interest income/ expense	Rates earned / paid	Average balance	Interest income/ expense	Rates earned / paid
	(dollars in thousands)								
Assets									
Federal funds sold	$ 3,616	$ 164	4.54%	$ 5,930	$ 218	3.68%	$ 12,729	$ 163	1.28%
Investment securities[1]	84,794	3,047	3.59	100,633	3,324	3.30	113,684	3,483	3.06
Total loans [2][3]	335,226	26,272	7.84	302,596	21,955	7.26	233,759	16,464	7.04
Total earning assets	423,636	29,483	6.96%	409,159	25,497	6.23%	360,172	20,110	5.58%
Cash and due from banks	13,547			15,953			23,813		
Other assets	31,805			27,357			25,551		
Total assets	$ 468,988			$ 452,469			$ 409,536		
Liabilities and shareholders' equity									
Interest bearing demand deposits	$ 80,685	1,489	1.85%	$ 48,577	196	0.40%	$ 44,244	58	0.13%
Money market deposits	56,496	661	1.17	64,025	747	1.17	65,026	490	0.75
Savings deposits	59,802	423	0.71	67,702	445	0.66	64,472	292	0.45
Time deposits	93,515	3,314	3.54	98,946	2,704	2.73	93,684	1,760	1.88
Short-term borrowings	4,446	237	5.33	6,921	210	3.03	-	-	-
Trust preferred securities	10,310	810	7.86	7,259	479	6.60	6,186	305	4.93
Other	285	20	7.02	245	12	4.90	215	9	4.19
Total interest bearing liabilities	305,539	6,954	2.28%	293,675	4,793	1.63%	273,827	2,914	1.06%
Noninterest bearing demand deposits	125,202			124,568			105,841		
Other liabilities	4,565			4,434			2,838		
Shareholders' equity	33,682			29,792			27,030		
Total liabilities and shareholders' equity	$ 468,988			$ 452,469			$ 409,536		
Net interest income		$ 22,529			$ 20,704			$ 17,196	
Net interest spread [4]			4.68%			4.60%			4.52%
Net interest margin [5]			5.32%			5.06%			4.77%

(1) Interest income is reflected on an actual basis and is not computed on a tax-equivalent basis.

(2) Average nonaccrual loan balances of $1.2 million for 2006, $1.3 million for 2005 and $1.6 million for 2004 are included in average loan balances for computational purposes.

(3) Loan origination fees and costs are included in interest income as adjustments of the loan yields over the life of the loan using the interest method. Loan interest income includes net loan costs of $539,000 and $21,000 for 2006 and 2005, respectively and net loan fees of $317,000 for 2004.

(4) Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(5) Net interest margin is computed by dividing net interest income by total average earning assets.

The following table sets forth changes in interest income and interest expense, for the years indicated and the amount of change attributable to variances in volume, rates and the combination of volume and rates based on the relative changes of volume and rates:

	2006 compared to 2005 Increase (decrease) due to change in:				2005 compared to 2004 Increase (decrease) due to change in:			
	Average Volume[(1)]	Average Rate[(2)]	Mix[(3)]	Total	Average Volume[(1)]	Average Rate[(2)]	Mix[(3)]	Total
	(dollars in thousands)							
Interest-earning assets:								
Federal funds sold	$ (85)	$ 51	$ (20)	$ (54)	$ (87)	$ 305	$ (163)	$ 55
Investment securities	(523)	292	(46)	(277)	(400)	272	(31)	(159)
Loans	2,367	1,760	190	4,317	4,848	497	146	5,491
Total interest income	1,759	2,103	124	3,986	4,361	1,074	(48)	5,387
Interest-bearing liabilities:								
Interest bearing demand deposits	130	700	463	1,293	6	120	12	138
Money market deposits	(88)	2	-	(86)	(8)	269	(4)	257
Savings deposits	(52)	34	(4)	(22)	15	132	6	153
Time deposits	(148)	802	(44)	610	99	800	45	944
Short-term borrowings	(75)	159	(57)	27	-	-	210	210
Trust preferred securities	201	91	39	331	53	103	18	174
Other borrowings	2	5	1	8	1	2	-	3
Total interest expense	(30)	1,793	398	2,161	166	1,426	287	1,879
Net interest income	$ 1,789	$ 310	$ (274)	$ 1,825	$ 4,195	$ (352)	$ (335)	$ 3,508

(1) The volume change in net interest income represents the change in average balance multiplied by the previous year's rate.
(2) The rate change in net interest income represents the change in rate multiplied by the previous year's average balance.
(3) The mix change in net interest income represents the change in average balance multiplied by the change in rate.

2006 compared to 2005. Net interest income is the difference between interest income and interest expense. Net interest income, on a nontax-equivalent basis, was $22.5 million for the year ended December 31, 2006, an increase of $1.8 million, or 9%, from $20.7 million for 2005. The increase in net interest income was primarily attributed to volume and rate increases in the Company's average loan balances partially offset by increases in the rates paid on interest bearing deposit account balances and the level of and rates paid on the junior subordinated debentures (trust preferred securities).

Interest income increased $4.0 million, or 16%, to $29.5 million for the year ended December 31, 2006. Interest and fees on loans increased by $4.3 million from $22.0 million for the year ended December 31, 2005 to $26.3 million during the 2006. The average loan balances were $335.2 million for 2006, up $32.6 million, or 11%, from the $302.6 million for 2005. The average yields on loans were 7.84% for 2006 up 58 basis points from 7.26% for 2005. The increase in yield is consistent with market conditions in the Company's service area.

Interest on investment securities decreased by $277 thousand, as an increase in yield of 29 basis points was offset by a decline in average investment securities of $15.8 million. Interest earned on federal funds sold decreased by $54 thousand. This item benefited from an increase in yield of 86 basis points but was offset by a decline in average balances outstanding of $2.3 million.

Interest expense increased $2.2 million to $7.0 million for the year ended December 31, 2006, up from $4.8 million for 2005. The increase in interest expense was primarily attributed to rate increases on time deposits and interest-bearing demand deposits and the increase in the level of and rates paid on the junior subordinated debentures.

For the year ended December 31, 2006 compared to 2005, the Company's average rate paid on time deposits increased 81 basis points to 3.54% from 2.73%. This increase is consistent with market conditions in the Company's service area and reflects the rising interest rate environment which began in 2004 and continued into 2006. The average rate paid on interest-bearing demand deposits increased 145 basis points to 1.85% for the year ended December 31, 2006 from 0.40% for 2005 primarily as a result of the introduction of the Money Fund Plu$ account in September 2005.

Money Fund Plu$ is a high interest bearing checking account designed to pay rates comparable to those available on a typical brokerage account. Since its introduction, there has been significant growth in the total Money Fund Plu$ balances with an average balance of $40.2 million for the year ended December 31, 2006 and total balances as of December 31, 2006 of $42.9 million. The average rate paid on Money Fund Plu$ accounts during 2006 was 3.51%.

Adding to interest expense was an increase in the average balance of the junior subordinated debentures of $3.1 million to $10.3 million and in the average rate paid of 126 basis points from 6.60% to 7.86%.

Net interest margin is net interest income expressed as a percentage of average interest-earning assets. As a result of the changes noted above, the net interest margin for 2006 increased 26 basis points to 5.32%, up from 5.06% for 2005.

2005 compared to 2004. Net interest income was $20.7 million for 2005, an increase of $3.5 million, or 20%, from $17.2 million for 2004. The increase in net interest income was attributed to volume increases in average loan balances and average yields on interest earning assets partially offset by increases in rates paid on deposits. The average loan balances were $302.6 million for 2005, up $68.8 million, or 29%, from the $233.8 million for 2004. The average yields on interest earning assets, which are a combination of loans, investments and federal funds sold, were 6.23% for 2005 up from 5.58% for 2004. Offsetting the benefits of the increased loan volume and higher yields was the impact of the rising interest rate environment which began in 2004 on interest bearing liabilities, especially on time deposits.

Interest expense increased $1.9 million, or 64%, to $4.1 million for 2005, up from $2.9 million for 2004. The increase in interest expense was primarily attributed to rate increases for all interest bearing deposits, with the largest increases in time deposits. The average rate paid on time deposits was 2.73% for 2005, up 85 basis points, or 45%, from the 1.88% paid for 2004.

As a result of the changes noted above, the net interest margin for 2005 increased 29 basis points to 5.06%, up from 4.77% for 2004.

Provision for Loan Losses

The allowance for loan losses is maintained at a level that management believes will be adequate to absorb inherent losses on existing loans based on an evaluation of the collectibility of the loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. See the sections titled Asset Quality and Analysis of Allowance for Loan Losses for further discussion of loan quality trends and the provision for loan losses.

The Company recorded $1,000,000 in provision for loan losses for 2006, $1,100,000 for 2005 and $750,000 for 2004. The Company has experienced a general strengthening in overall credit quality of the loan portfolio as evidenced by a decline in net charge-offs as a percentage of average loans in 2006 and 2005 and a decline in nonperforming loans in 2006 compared to 2005. Net charge-offs as a percentage of average loans decreased to 0.10%, or 47%, from the 2005 level of 0.19%. Net charge-offs as a percentage of average loans decreased to 0.19%, or 21%, from the 2004 level of 0.24%. Nonperforming loans decreased from $1.7 million at December 31, 2005 to $1.0 million at December 31, 2006. Based on information currently available, management believes that the allowance for loan losses is adequate to absorb potential risks in the portfolio. However, no assurance can be given that the Company may not sustain charge-offs which are in excess of the allowance in any given period. The Company's loan portfolio composition and non-performing assets are further discussed under the financial condition section that begins on page 36.

Non-Interest Income

The following table sets forth the components of non-interest income for the years ended December 31, 2006, 2005 and 2004.

	Years Ended December 31,			Change during Year	
	2006	2005	2004	2006	2005
	(dollars in thousands)				
Service charges on deposit accounts	$ 3,676	$ 3,458	$ 3,297	$ 218	$ 161
Earnings on bank owned life insurance policies	393	355	415	38	(60)
Merchant processing	318	338	263	(20)	75
Official check fees	170	118	62	52	56
Customer service fees	113	111	119	2	(8)
Investment services	104	189	175	(85)	14
Federal Home Loan Bank Dividends	104	82	50	22	32
Safe deposit box and night depository income	69	69	61	-	8
Printed check fee income	44	43	24	1	19
Gain on sale of loans, net	42	45	94	(3)	(49)
Loan commission and servicing fees	14	171	184	(157)	(13)
(Loss) gain on sale of investment securities, net	-	(8)	235	8	(243)
Other income	112	102	120	10	(18)
Total non-interest income	$ 5,159	$ 5,073	$ 5,099	$ 86	$ (26)

2006 compared to 2005. During 2006, total non-interest income increased slightly by $86,000, or 2%, to $5.2 million, up from $5.1 million from the comparable period in 2005. This increase was primarily related to an increase in service charges on deposit accounts of $218,000 thousand from the previous year. This increase primarily relates to fees from increased customer usage of deposit account overdrafts privileges, the collection of fees resulting from those overdrafts and from an increase in the rate charged.

Loan commissions and servicing fees declined by $157 thousand from 2005. This decline primarily relates to an increase in the amortization of servicing assets and I/O strips receivable. Declines of $85,000 in investment services income and $20,000 in merchant processing income were mostly offset by increases of $38,000 in earnings on life insurance policies and $52,000 in official check fees.

2005 compared to 2004. During 2005, total non-interest income decreased slightly by $26,000, or 1%, to $5.1 million. The decrease in non-interest income was primarily the result of decreases in gains on sale of investments securities and loans and declines in earnings on bank owned life insurance policies partially offset by increases in merchant processing fees and service charges on deposit accounts.

The decrease in gains on sales of investment securities is primarily a result of the increase in short-term interest rates in 2005 reducing opportunities to record gains on the sale of investment securities.

Earnings on bank-owned life insurance policies ("BOLI") decreased $60,000, or 14%, as a result of declining yields on these particular investments The book yields on BOLI averaged 4.1% during 2005 down from 5.1% during 2004.

Fee income on merchant processing services increased $75,000, or 29%, primarily as a result of an increased number of merchants serviced.

Service charges on deposit accounts, primarily in the areas of ATM and debit card activity and in overdraft fees, increased $161,000, or 5% to $3,458,000 for 2005 up from $3,297,000 for 2004 as a result of increased volume.

Non-Interest Expense

The following table sets forth the components of other non-interest expense for the years ended December 31, 2006, 2005 and 2004.

	Years Ended December 31,			Change during Year	
	2006	2005	2004	2006	2005
	(dollars in thousands)				
Salaries and employee benefits	$ 10,043	$ 9,514	$ 8,831	$ 529	$ 683
Occupancy and equipment	3,323	3,070	2,713	253	357
Professional fees	780	865	596	(85)	269
Outside service fees	591	700	551	(109)	149
Business development	555	494	389	61	105
Advertising and promotion	552	467	350	85	117
Telephone and data communications	374	366	346	8	20
Director compensation and retirement	370	288	284	82	4
Core deposit intangible amortization	301	301	299	-	2
Stationery and supplies	282	336	292	(54)	44
Armored car and courier	270	337	371	(67)	(34)
Postage	249	258	261	(9)	(3)
Insurance	173	206	236	(33)	(30)
Loan expenses	139	114	191	25	(77)
Other operating expense	288	233	188	55	45
Total non-interest expense	$ 18,290	$ 17,549	$ 15,898	$ 741	$ 1,651

2006 compared to 2005. During 2006, total non-interest expense increased $741 thousand, or 4%, to $18.3 million, up from $17.5 million for the comparable period in 2005. The increase in non-interest expense was primarily the result of increases in salaries and employee benefits, occupancy and equipment costs.

Salaries and other employee benefits increased $529 thousand, or 6%, over 2005. Salaries increased $504,000 as a result of staffing additions including increases in loan production, accounting and customer service staff as well as general salary merit increases. Employee bonuses increased $287,000 and stock based compensation expenses increased $126,000. These increases were offset by reductions in workers' compensation costs of $67,000, salary continuation costs of $268,000 and an increase in capitalized salary costs of $131,000 related to increased loan origination activities. The increase in bonus expense includes the effect of the increase in salary expense and revisions to the Company's bonus plans for 2006. The decrease in salary continuation expense relates to non-recurring accruals for the Company's former President and Chief Executive Officer who retired in December 2005.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (R), *Share Based Payment* ("SFAS 123 (R)"), using the modified prospective application transition method to record stock based compensation. As a result of adopting SFAS 123 (R), the Company recorded $126,000 of employee stock based compensation expense and $47,000 of director stock based compensation expense during 2006. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $1.07 and $1.05, respectively, without the adoption of SFAS 123 (R) compared to $1.04 and $1.02, respectively, as reported. As of December 31, 2006, there was $263,000 of unrecognized employee compensation costs and $98,000 of unrecognized director compensation cost related to non-vested share-based compensation arrangements. These costs are expected to be recognized over a weighted average period of 2.4 years.

Prior to January 1, 2006, the Company accounted for the stock options under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost was recorded prior to January 1, 2006, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The Company determines the fair value of the options previously granted on the date of grant using a Black-Scholes option pricing model that uses assumptions based on expected option life, expected stock volatility and the risk-free interest rate.

Occupancy and equipment expense increased by $253,000, or 8%, over 2005. Occupancy expense increased by $206,000 which included depreciation, taxes and insurance associated with the Company's new Truckee, California branch facility. This facility, completed during October 2006, replaced a much smaller leased facility. In addition the Company experienced higher levels of janitorial, utilities, and other operating costs during 2006. A decrease in equipment deprecation was offset by increases in software costs, as the Company continues to expand and upgrade its computer software applications, resulting in an increase in equipment costs of $47,000.

Professional fees declined by $85,000 in 2006 to $780,000 from $865,000 during 2005. This decline primarily relates to a lower level of consulting fees. As described below, 2005 included several large consulting projects. The Company also benefited from lower outside service fees during 2006. A decline of $109,000 in outside service fees to $591,000 during 2006 from $700,000 during 2005 was primarily related to lower ATM processing fees. An increase of $61,000 in business development costs relates to increased education and training costs. The Company expanded its education and training budget during 2006 and expects to continue to incur an increase in training costs during 2007. The increase in advertising and promotion costs of $85,000, or 18%, includes costs associated with the Company's newly built Truckee, California branch, an increase in customer incentive programs, and an increase in the overall marketing budget. Armored car and courier costs decreased $67,000, or 20%, as compared to 2005. Courier savings were realized as a result of the Bank's implementation of "Check 21". Check 21 is a federal law promoting the transmission of checks electronically between institutions rather than physically transporting the items.

2005 compared to 2004. During 2005, non-interest expense increased $1.6 million, or 10%, to $17.5 million, up from $15.9 million for 2004. The increase in non-interest expense was primarily the result of increases in salaries and employee benefits, occupancy and equipment and professional fees.

During 2005 salaries and employee benefits increased $683,000, or 8%, due primarily to the staffing additions related to the full year's operations of the Bank's three new branch offices, expansion of the Company's dealer loan unit and other centralized lending functions, branch administration and marketing and other staffing additions to manage the overall growth of the Company. Higher salary and employee costs were somewhat offset by the deferral of salary costs related to increased loan origination activities.

Occupancy and equipment expense increased $357,000, or 13%, over the prior year primarily as a result of additional amortization expenses related to software upgrades including item processing and data transmission software developed to comply with new "Check 21" requirements. Additionally, amortization expenses on software increased as a result of upgrades to the Company's core data system, credit services systems, regulatory compliance systems, teller systems, communication systems and security systems.

Professional fees increased $269,000, or 45%, over the prior year primarily as a result of consulting projects related to an evaluation of the Company's risk management environment, a management training program and costs incurred by the Company to comply with the new Sarbanes-Oxley reporting requirements.

Provision for income taxes. The provision for income taxes was $3.2 million, or 38.1% of pre-tax income for 2006. This compares to $2.6 million or 36.5% of pre-tax income during 2005 and $2.0 million or 35.5% of pre-tax income during 2004. The increase in provision as a percentage of pre-tax income for 2006 reflects the effect of employee stock based compensation expense which is included in expense during 2006, but excluded from the calculation of the provision for income taxes and a reduction in the percentage of tax exempt income as a percentage of pre-tax income. The increase in provision as a percentage of pre-tax income taxes for 2005 over 2004 relates to a reduction in earnings on Bank owned life insurance policies and a reduction in the percentage of tax exempt income as a percentage of pre-tax income.

Financial Condition

Loan Portfolio. The Company continues to manage the mix of its loan portfolio consistent with its identity as a community bank serving the financing needs of all sectors of the area it serves. Although the Company offers a broad array of financing options, it continues to concentrate its focus on small to medium sized commercial businesses. These commercial loans offer diversification as to industries and types of businesses, thus limiting material exposure in any industry concentrations. The Company offers both fixed and floating rate loans and obtains collateral in the form of real property, business assets and deposit accounts, but looks to business and personal cash flows as its primary source of repayment.

The Company's largest lending categories are real estate mortgage loans, consumer and real estate construction loans. These categories accounted for approximately 32.8%, 25.6% and 21.4%, respectively of the Company's total loan portfolio at December 31, 2006, and approximately 34.4%, 25.3% and 17.5%, respectively of the Company's total loan portfolio at December 31, 2005. In addition, the Company's real estate-related loans, including real estate mortgage loans, real estate construction loans, consumer equity lines of credit, and agricultural loans secured by real estate comprised 64% and 66% of the total loan portfolio at December 31, 2006 and 2005. Moreover, the business activities of the Company currently are focused in the California counties of Plumas, Nevada, Placer, Lassen, Modoc, Shasta, and Sierra and beginning in the fourth quarter of 2006 in Washoe County in Northern Nevada. Consequently, the results of operations and financial condition of the Company are dependent upon the general trends in these economies and, in particular, the residential and commercial real estate markets. In addition, the concentration of the Company's operations in these areas of Northeastern California and Northern Nevada exposes it to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods in these regions.

The rates of interest charged on variable rate loans are set at specific increments in relation to the Company's published lending rate and vary as the Company's lending rate changes. At December 31, 2006 and 2005, approximately 61% and 74%, respectively, of the Company's loan portfolio was compromised of variable rate loans. While real estate mortgage, commercial and consumer lending remain the foundation of the Company's historical loan mix, some changes in the mix have occurred due to the changing economic environment and the resulting change in demand for certain loan types. In addition, the Company remains committed to the agricultural industry in Northeastern California and will continue to pursue high quality agricultural loans. Agricultural loans include both commercial and commercial real estate loans. The Company's agricultural loan balances increased to $36 million at December 31, 2006 up from $31 million at December 31, 2005.

The following table sets forth the amounts of loans outstanding by category as of the dates indicated.

	At December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Real estate – mortgage	$ 116,329	$ 110,686	$ 102,125	$ 67,532	$ 66,039
Real estate – construction	75,930	56,370	31,964	26,194	15,175
Commercial	36,182	42,252	42,689	51,073	52,432
Consumer	90,694	81,320	59,068	46,621	48,465
Agriculture	35,577	31,018	31,067	26,537	25,610
Total loans	354,712	321,646	266,913	217,957	207,721
Less:					
Deferred (costs) fees	(1,182)	(766)	260	530	601
Allowance for loan losses	3,917	3,256	2,722	2,524	2,431
Net loans	$ 351,977	$ 319,156	$ 263,931	$ 214,903	$ 204,689

The following table sets forth the maturity of gross loan categories as of December 31, 2006. Also provided with respect to such loans are the amounts due after one year, classified according to sensitivity to changes in interest rates:

	Within One Year	After One Through Five Years	After Five Years	Total
	(dollars in thousands)			
Real estate – mortgage	$ 6,077	$ 30,826	$ 79,426	$ 116,329
Real estate – construction	37,998	27,263	10,669	75,930
Commercial	11,131	15,132	9,919	36,182
Consumer	14,272	47,695	28,727	90,694
Agriculture	18,069	13,003	4,505	35,577
Total	$ 87,547	$ 133,919	$ 133,246	$ 354,712
Loans maturing after one year with:				
Fixed interest rates		$ 66,521	$ 35,752	$ 102,273
Variable interest rates		67,398	97,494	164,892
Total		$ 133,919	$ 133,246	$ 267,165

Analysis of Asset Quality and Allowance for Loan Losses. The Company attempts to minimize credit risk through its underwriting and credit review policies. The Company's credit review process includes internally prepared credit reviews as well as contracting with an outside firm to conduct periodic credit reviews. The Company's management and lending officers evaluate the loss exposure of classified and impaired loans on a quarterly basis, or more frequently as loan conditions change. The Board of Directors, through the loan committee, reviews the asset quality of new and criticized loans on a monthly basis and reports the findings to the full Board of Directors. In management's opinion, this loan review system facilitates the early identification of potential criticized loans.

Net charge-offs during the year ended December 31, 2006 totaled $339,000, or 0.10% of total loans, compared to $566,000, or 0.18% of total loans, for the comparable period in 2005 and $552,000, or 0.21% of total loans for the comparable period of 2004. The allowance for loan losses stood at 1.10% of total loans as of December 31, 2006, versus 1.01% of total loans as of December 31, 2005.

The allowance for loan losses is established through charges to earnings in the form of the provision for loan losses. Loan losses are charged to and recoveries are credited to the allowance for loan losses. The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in loans. The adequacy of the allowance for loan losses is based upon management's continuing assessment of various factors affecting the collectibility of loans; including current economic conditions, maturity of the portfolio, size of the portfolio, industry concentrations, borrower credit history, collateral, the existing allowance for loan losses, independent credit reviews, current charges and recoveries to the allowance for loan losses and the overall quality of the portfolio as determined by management, regulatory agencies, and independent credit review consultants retained by the Company. There is no precise method of predicting specific losses or amounts which may ultimately be charged off on particular segments of the loan portfolio. The collectibility of a loan is subjective to some degree, but must relate to the borrower's financial condition, cash flow, quality of the borrower's management expertise, collateral and guarantees, and state of the local economy. The federal financial regulatory agencies in December 2006 issued a new interagency policy statement on the allowance for loan and lease losses along with supplemental frequently asked questions. When determining the adequacy of the allowance for loan losses, the Company follows these guidelines. The policy statement revises and replaces a 1993 policy statement on the allowance for loan and lease losses. The agencies issued the revised policy statement in view of today's uncertain economic environment and the presence of concentrations in untested loan products in the loan portfolios of insured depository institutions. The policy statement has also been revised to conform with accounting principles generally accepted in the United States of America ("GAAP") and post-1993 supervisory guidance. The policy statement reiterates that each institution has a responsibility for developing, maintaining and documenting a comprehensive, systematic, and consistently applied process appropriate to its size and the nature, scope, and risk of its lending activities for determining the amounts of the allowance for loan and lease losses and the provision for loan and lease losses and states that each institution should ensure controls are in place to consistently determine the allowance for loan and lease losses in accordance with GAAP, the institution's stated policies and procedures, management's best judgment and relevant supervisory guidance.

The policy statement also restates that insured depository institutions must maintain an allowance for loan and lease losses at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio, and that estimates of credit losses should reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. The policy statement states that prudent, conservative, but not excessive, loan loss allowances that represent management's best estimate from within an acceptable range of estimated losses are appropriate. In addition, the Company incorporates the Securities and Exchange Commission Staff Accounting Bulletin No. 102, which represents the SEC staff's view related to methodologies and supporting documentation for the Allowance for Loan and Lease Losses that should be observed by all public companies in complying with the federal securities laws and the Commission's interpretations.

The Company's methodology for assessing the adequacy of the allowance for loan losses consists of several key elements, which include but are not limited to:

- specific allocation for problem graded loans ("classified loans"),
- general or formula allocation,
- and discretionary allocation based on loan portfolio segmentation.

The Company's methodology incorporates the following accounting pronouncements in determining the adequacy of the allowance for loan losses:

- Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies",
- SFAS No.114 ,"Accounting by Creditors for Impairment of a Loan" and
- SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures."

Specific allocations are established based on management's periodic evaluation of loss exposure inherent in classified, impaired, and other loans in which management believes that the collection of principal and interest under the original terms of the loan agreement are in question. For purposes of this analysis, classified loans are grouped by internal risk classifications which are "special mention", "substandard", "doubtful", and "loss". Special mention loans are currently performing but are potentially weak, as the borrower has begun to exhibit deteriorating trends, which if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard loans have well-defined weaknesses which, if not corrected, could jeopardize the full satisfaction of the debt. A loan classified as "doubtful" has critical weaknesses that make full collection of the obligation improbable. Classified loans, as defined by the Company, include loans categorized as substandard and doubtful. Loans classified as loss are immediately charged off.

Formula allocations are calculated by applying loss factors to outstanding loans with similar characteristics. Loss factors are based on the Company's historical loss experience as adjusted for changes in the business cycle and on the internal risk grade of those loans and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. The formula allocation analysis incorporates loan losses over the past seven years. Loss factors are adjusted to recognize and quantify the estimated loss exposure resulting from changes in market conditions and trends in the Company's loan portfolio.

The discretionary allocation is based upon management's evaluation of various loan segment conditions that are not directly measured in the determination of the formula and specific allowances. The conditions may include, but are not limited to, general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, and other business conditions.

The following table provides certain information for the years indicated with respect to the Company's allowance for loan losses as well as charge-off and recovery activity.

	At December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Balance at beginning of period	$ 3,256	$ 2,722	$ 2,524	$ 2,431	$ 2,113
Charge-offs:					
Commercial and agricultural	126	297	103	295	195
Real estate mortgage	-	-	-	26	13
Real estate construction	-	-	-	6	-
Consumer	519	442	600	520	393
Total charge-offs	645	739	703	847	601
Recoveries:					
Commercial and agricultural	46	21	15	45	21
Real estate mortgage	-	-	-	-	-
Real estate construction	-	-	-	-	-
Consumer	260	152	136	145	73
Total recoveries	306	173	151	190	94
Net charge-offs	339	566	552	657	507
Provision for loan losses	1,000	1,100	750	750	825
Balance at end of period	$ 3,917	$ 3,256	$ 2,722	$ 2,524	$ 2,431
Net charge-offs during the period to average loans	0.10%	0.19%	0.24%	0.31%	0.26%
Allowance for loan losses to total loans	1.10%	1.01%	1.02%	1.16%	1.17%

The Company places loans 90 days or more past due on nonaccrual status unless the loan is well secured and in the process of collection. A loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 90 days. When a loan is placed on nonaccrual status the Company's general policy is to reverse and charge against current income previously accrued but unpaid interest. Interest income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is deemed by management to be probable. Where the collectibility of the principal or interest on a loan is considered to be doubtful by management, it is placed on nonaccrual status prior to becoming 90 days delinquent.

Impaired loans are measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The amount of impaired loans is not directly comparable to the amount of nonperforming loans disclosed later in this section. The primary difference between impaired loans and nonperforming loans is that impaired loan recognition considers not only loans 90 days or more past due, restructured loans and nonaccrual loans but also may include identified problem loans other than delinquent loans where it is considered probable that we will not collect all amounts due to us (including both principal and interest) in accordance with the contractual terms of the loan agreement.

The following table sets forth the amount of the Company's nonperforming assets as of the dates indicated. None of the Company's loans were troubled debt restructurings.

	At December 31, 2006	2005	2004	2003	2002
	(dollars in thousands)				
Nonaccrual loans	$ 972	$ 1,661	$ 1,171	$ 847	$ 1,711
Loans past due 90 days or more and still accruing	41	-	36	29	75
Total nonperforming loans	1,013	1,661	1,207	876	1,786
Other real estate owned	-	-	-	-	125
Other vehicles owned	47	40	33	-	-
Total nonperforming assets	$ 1,060	$ 1,701	$ 1,240	$ 876	$ 1,911
Interest income forgone on nonaccrual loans	$ 53	$ 39	$ 25	$ 51	$ 148
Interest income recorded on a cash basis on nonaccrual loans	$ 116	$ 16	$ 63	$ 143	$ 29
Nonperforming loans to total loans	0.29%	0.52%	0.45%	0.40%	0.86%
Nonperforming assets to total assets	0.22%	0.36%	0.30%	0.22%	0.59%
Allowance for loan losses to nonperforming loans	387%	196%	226%	288%	136%

At December 31, 2006 and 2005, the Company's recorded investment in loans for which impairment has been recognized totaled $1.0 million and $1.7 million, respectively. The specific allowance for loan losses related to impaired loans was $66,000 and $137,000 at December 31, 2006 and 2005, respectively. The average recorded investment in impaired loans was $1.2 million, $1.3 million and $1.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. In most cases, the Company uses the cash basis method of income recognition for impaired loans. For the years ended December 31, 2006, 2005 and 2004, the Company recognized $116,000, $16,000 and $63,000, respectively, of income on such loans.

It is the policy of management to make additions to the allowance for loan losses so that it remains adequate to absorb the inherent risk of loss in the portfolio. Management believes that the allowance at December 31, 2006 is adequate. However, the determination of the amount of the allowance is judgmental and subject to economic conditions which cannot be predicted with certainty. Accordingly, the Company cannot predict whether charge-offs of loans in excess of the allowance may occur in future periods.

Investment Portfolio and Federal Funds Sold. Total investment securities and Federal funds sold decreased $30.4 million, or 29%, to $74.8 million as of December 31, 2006, down from $105.2 million at December 31, 2005. During 2006 the Company utilized the proceeds from the maturities and calls of investment securities along with advances from the Federal Home Loan Bank to fund its loan growth. This resulted in the Company increasing its net interest margin as it replaced lower yielding investments with loans. The Company intends to continue to fund a portion of its anticipated loan growth in 2007 with funds generated from matured or called investment securities. Since the addition of $45 million in deposits from branch acquisitions in late 2003, the Bank has continued to migrate the original placement of these amounts from short-term investment securities into higher-yielding loan balances.

The composition of the portfolio as of the end of 2006 was fairly consistent with the composition of the portfolio as of the end of 2005. The investment portfolio balances in U.S. Treasuries, U.S. Government agencies, corporate debt securities and municipal obligations comprised 7%, 64%, 10% and 19%, respectively, at December 31, 2006 versus 10%, 66%, 10% and 14%, respectively, at December 31, 2005. The increase in municipal obligations as a percentage of the investment relates to the decrease in shorter maturity investment securities such as U.S. Treasuries and U.S. agency securities. As these securities mature the proceeds where used primarily to fund growth in the loan portfolio. During 2006 the Company purchased $155,000 of securities while maturities and principal repayments totaled $23.6 million.

The Company's investments in mortgage-backed securities of U.S. Government agencies achieve both an increase in interest income and provide cash flows for liquidity and reinvestment opportunities. At December 31, 2006, total balances in these mortgage-backed securities amounted to $17 million down from $21 million at December 31, 2005. Although these pass-through securities typically have final maturities of between ten and fifteen years, the pass-through nature of the monthly principal and interest payments is expected to significantly reduce the average life of these securities.

Municipal securities provide attractive tax equivalent yields for the Company. Since the majority of the interest earnings on these securities are not taxable for Federal purposes the addition of municipal securities results in a reduction in the effective tax rate of the Company.

The Company classifies its investment securities as available-for-sale or held-to-maturity. The Company's intent is to hold all securities classified as held-to-maturity until maturity and management believes that it has the ability to do so. Securities classified as available-for-sale may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors.

The following tables summarize the values of the Company's investment securities held on the dates indicated:

	December 31,		
Available-for-sale (fair value)	2006	2005	2004
	(dollars in thousands)		
U.S. Treasuries	$ 5,344	$ 9,823	$ 10,055
U.S. Government agencies	30,063	43,756	57,083
Corporate debt securities	7,868	9,231	9,501
U.S. Government agency mortgage-backed securities	17,440	20,951	20,640
Total	$ 60,715	$ 83,761	$ 97,279

	December 31,		
Held-to-maturity (amortized cost)	2006	2005	2004
	(dollars in thousands)		
U.S. Government agencies		$ 6	$ 507
Corporate debt securities		-	500
Municipal obligations	$ 14,080	14,077	14,966
Total	$ 14,080	$ 14,083	$ 15,973

The following table summarizes the maturities of the Company's securities at their carrying value and their weighted average yields at December 31, 2006.

(dollars in thousands)	One Year or Less		After One Through Five Years		After Five Through Ten Years		After Ten Years		Total	
Available-for-sale (Fair Value)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasuries	$ 1,966	2.73%	$ 3,378	3.02%	$ -	-%	$ -	-%	$ 5,344	2.91%
U.S. Government agencies	21,743	3.26%	8,320	2.87%	-	-%	-	-%	30,063	3.15%
Corporate debt securities	3,996	3.17%	3,872	3.57%	-	-%	-	-%	7,868	3.37%
U.S. Government agency mortgage-backed securities	-	-%	5,688	3.68%	4,332	3.85%	7,420	4.79%	17,440	4.19%
Total	$ 27,705	3.21%	$ 21,258	3.24%	$ 4,332	3.85%	$ 7,420	4.79%	$ 60,715	3.46%
Held-to-maturity (Amortized Cost)										
Municipal obligations	$ 588	5.37%	$ 1,501	5.61%	$ 8,789	5.52%	$ 3,202	6.32%	$ 14,080	5.70%

Deposits. Total deposits were $402.2 million as of December 31, 2006, a decrease of $24.4 million, or 6%, from the December 31, 2005 balance of $426.6 million. Competition for deposit dollars throughout the Company's service area, both from bank and non-bank sources and a lack of significant deposit growth in the Company's service area have contributed to this decline in deposits. The Company believes that additional deposits could be generated through aggressive pricing, but has chosen to rely on alternative sources of liquidity to fund additions to its loan portfolio during 2006. The Company continues to manage the mix of its deposits consistent with its identity as a community bank serving the financial needs of its customers. As of December 31, 2006, non-interest bearing demand deposits and interest checking deposits increased to 50.3% of total deposits versus 46.8% at December 31, 2005. Money market and savings deposits decreased to 24.6% of total deposits as of December 31, 2006 compared to 30.0% as of December 31, 2005. Time deposits increased to 25.1% of total deposits as of December 31, 2006 compared to 23.2% at December 31, 2005.

While the Company has experienced an overall decline in deposits, its' Money Fund Plu$ checking account, introduced in September 2005, has been very successful in generating interest bearing checking deposits. This account is intended to pay rates comparable to those available on a typical brokerage account. Since its introduction, there has been significant growth in the total Money Fund Plu$ balances with an increase of $21.6 million in 2006 and balances at December 31, 2006 of $42.9 million.

Deposits represent the Bank's primary source of funds. Deposits are primarily core deposits in that they are demand, savings and time deposits generated from local businesses and individuals. These sources are considered to be relatively stable, long-term relationships thereby enhancing steady growth of the deposit base without major fluctuations in overall deposit balances. The Company experiences, to a small degree, some seasonality with the slower growth period between November through April, and the higher growth period from May through October. In order to assist in meeting any funding demands, the Company maintains unsecured borrowing arrangements with several correspondent banks in addition to a secured borrowing arrangement with the Federal Home Loan Bank for longer more permanent funding needs. The Company does not accept brokered deposits.

The following chart sets forth the distribution of the Company's average daily deposits for the periods indicated.

	2006		2005		2004	
	Average Balance	Rate %	Average Balance	Rate %	Average Balance	Rate %
			(dollars in thousands)			
Non-interest-bearing deposits	$ 125,202		$ 124,568		$ 105,841	
Interest-bearing deposits:						
Interest bearing demand deposits	80,685	1.85%	48,577	0.40%	44,244	0.13%
Money market accounts	56,496	1.17%	64,025	1.17%	65,026	0.75%
Savings	59,802	0.71%	67,702	0.66%	64,472	0.45%
Time deposits	93,515	3.54%	93,946	2.73%	93,684	1.88%
Total interest bearing deposits	290,498	2.03%	274,250	1.49%	267,426	0.97%
Total deposits	$ 415,700	1.42%	$ 398,818	1.03%	$ 373,267	0.70%

The Company's time deposits of $100,000 or more had the following schedule of maturities at December 31, 2006:

	Amount
	(dollars in thousands)
Remaining Maturity:	
Three months or less	$7,672
Over three months to six months	11,338
Over six months to 12 months	10,844
Over 12 months	7,009
Total	$36,863

Time deposits of $100,000 or more are generally from the Company's local business and individual customer base. The potential impact on the Company's liquidity from the withdrawal of these deposits is discussed at the Company's asset and liability management committee meetings, and is considered to be minimal.

Capital Resources

Shareholders' Equity. Shareholders' equity as of December 31, 2006 increased $4.7 million, or 15%, to $35.8 million from $31.1 million as of December 31, 2005. This increase was due to the retention of current period earnings of $5.2 million and, to a lesser extent, the net funds received from key employees and directors exercising their stock options totaling $242,000, stock-based compensation expense of $174,000 and a decrease in unrealized losses on available-for-sale investment securities of $399,000. Partially offsetting these increases were two cash dividends totaling $1.3 million paid during 2006.

Capital Standards. An increase in the Company's capital ratios during 2006 was attributed to increase in shareholders' equity described above while the level of risk weighted assets remained fairly consistent.

The Company uses a variety of measures to evaluate its capital adequacy, with risk-based capital ratios calculated separately for the Company and the Bank. Management reviews these capital measurements on a monthly basis and takes appropriate action to ensure that they are within established internal and external guidelines. The Company's current capital position exceeds minimum thresholds established by industry regulators, and by current regulatory definitions the Bank is well capitalized, the highest rating of the categories defined under Federal Deposit Insurance Corporation Improvement Act (FDICIA) of 1991. The FDIC has promulgated risk-based capital guidelines for all state non-member banks such as the Bank. These guidelines establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. There are two categories of capital under the guidelines: Tier 1 capital includes common stockholders' equity, and qualifying trust-preferred securities (including notes payable to unconsolidated special purpose entities that issue trust-preferred securities), less goodwill and certain other deductions, notably the unrealized net gains or losses (after tax adjustments) on available for sale investment securities carried at fair market value; Tier 2 capital can include qualifying subordinated debt and the allowance for loan and lease losses, subject to certain limitations.

As noted previously, the Company's junior subordinated debentures represent borrowings from its unconsolidated subsidiaries that have issued an aggregate $10 million in trust-preferred securities. These trust-preferred securities currently qualify for inclusion as Tier 1 capital for regulatory purposes as they do not exceed 25% of total Tier 1 capital, but are classified as long-term debt in accordance with GAAP. On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued inclusion of trust-preferred securities (and/or related subordinated debentures) in the Tier I capital of bank holding companies. However, under the final rule, after a five-year transition period goodwill must be deducted from Tier I capital prior to calculating the 25% limitation. Generally, the amount of junior subordinated debentures in excess of the 25% Tier 1 limitation is included in Tier 2 capital.

The following tables present the capital ratios for the Company and the Bank compared to the standards for bank holding companies and the regulatory minimum requirements for depository institutions as of December 31, 2006 and 2005 (amounts in thousands except percentage amounts).

	December 31, 2006		December 31, 2005	
	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio				
Plumas Bancorp and Subsidiary	**$ 45,206**	**9.5%**	**$ 40,589**	**8.5%**
Minimum regulatory requirement	18,955	4.0%	19,013	4.0%
Plumas Bank	**44,094**	**9.3%**	**37,611**	**7.8%**
Minimum requirement for "Well-Capitalized" institution	23,669	5.0%	24,060	5.0%
Minimum regulatory requirement	18,935	4.0%	19,248	4.0%
Tier 1 Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	**45,206**	**10.9%**	**40,589**	**10.3%**
Minimum regulatory requirement	16,610	4.0%	15,780	4.0%
Plumas Bank	**44,094**	**10.6%**	**37,611**	**9.6%**
Minimum requirement for "Well-Capitalized" institution	24,885	6.0%	23,635	6.0%
Minimum regulatory requirement	16,590	4.0%	15,757	4.0%
Total Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	**49,123**	**11.8%**	**43,845**	**11.1%**
Minimum regulatory requirement	33,221	8.0%	31,560	8.0%
Plumas Bank	**48,011**	**11.6%**	**40,867**	**10.4%**
Minimum requirement for "Well-Capitalized" institution	41,475	10.0%	39,392	10.0%
Minimum regulatory requirement	33,180	8.0%	31,514	8.0%

The current and projected capital positions of the Company and the Bank and the impact of capital plans and long-term strategies are reviewed regularly by management. The Company policy is to maintain the Bank's ratios above the prescribed well-capitalized leverage, Tier 1 risk-based and total risk-based capital ratios of 5%, 6% and 10%, respectively, at all times.

Off-Balance Sheet Arrangements

Loan Commitments. In the normal course of business, there are various commitments outstanding to extend credits that are not reflected in the financial statements. Commitments to extend credit and letters of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Annual review of commercial credit lines, letters of credit and ongoing monitoring of outstanding balances reduces the risk of loss associated with these commitments. As of December 31, 2006, the Company had $101.8 million in unfunded loan commitments and $600 thousand in letters of credit. Of the $101.8 million in unfunded loan commitments, $62.8 million and $39.0 million represented commitments to commercial and consumer customers, respectively. Of the total unfunded commitments at December 31, 2006, $65.6 million were secured by real estate, of which $38.5 million was secured by commercial real estate and $27.1 million was secured by residential real estate in the form of equity lines of credit. The commercial loan commitments not secured by real estate primarily represent business lines of credit, while the consumer loan commitments not secured by real estate primarily represent revolving credit card lines. Since, some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessary represent future cash requirements.

Operating Leases. The Company leases two depository branches as well as two lending offices and five automated teller machine locations used in the normal course of business throughout the Company's service area.

Total rental expenses under all operating leases, including premises, totaled $221,000, $242,000 and $264,000, in 2006, 2005 and 2004 respectively. The expiration dates of the leases vary, with the first such lease expiring during 2007 and the last such lease expiring during 2009.

Contractual Obligations and Commitments

The Company's contractual obligations and commitments are comprised of the junior subordinated deferrable interest debentures and operating lease obligations, salary continuation plans and a mortgage for various banking facilities. As of December 31, 2006, future contractual obligations of the Company are as follows:

(dollars in thousands)	Contractual Obligations Due by Period				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt obligations:					
Junior subordinated deferrable interest debentures	$ 10,310	$ -	$ -	$ -	$ 10,310
Operating lease obligations	235	164	71		-
Other long-term liabilities:					
Salary continuation	2,822	35	84	106	2,597
Branch mortgage	63	10	21	25	7
Total contractual liabilities	$ 13,430	$ 209	$ 176	$ 131	$ 12,914

Liquidity

The Company manages its liquidity to provide the ability to generate funds to support asset growth, meet deposit withdrawals (both anticipated and unanticipated), fund customers' borrowing needs, satisfy maturity of short-term borrowings and maintain reserve requirements. The Company's liquidity needs are managed using assets or liabilities, or both. On the asset side, in addition to Federal Funds sold, the Company maintains an investment portfolio containing U.S. Government and agency securities that are classified as available-for-sale. On the liability side, liquidity needs are managed by changing competitive offering rates on deposit products, and the use of established lines of credit from other financial institutions and the Federal Home Loan Bank.

The Company has unsecured short-term borrowing agreements with two of its correspondent banks in the amounts of $10 million and $5 million. In addition, the Company can borrow up to $93.3 million from the Federal Home Loan Bank secured by commercial and residential mortgage loans. Short-term borrowings at December 31, 2006 consisted of $20,000,000 in Federal Home Loan Bank advances which are normally purchased for one day periods. There were no short-term borrowings outstanding at December 31, 2005, and there was a $1 million short-term borrowing outstanding at December 31, 2004.

Customer deposits are the Company's primary source of funds. Total deposits were $402.2 million as of December 31, 2006, a decrease of $24.4 million, or 6%, from the December 31, 2005 balance of $426.6 million. Those funds are held in various forms with varying maturities. The Company does not accept brokered deposits. The Company's securities portfolio, Federal funds sold, Federal Home Loan Bank advances, and cash and due from banks serve as the primary sources of liquidity, providing adequate funding for loans during periods of high loan demand. During periods of decreased lending, funds obtained from the maturing or sale of investments, loan payments, and new deposits are invested in short-term earning assets, such as Federal funds sold and investment securities, to serve as a source of funding for future loan growth. Management believes that the Company's available sources of funds, including short-term borrowings, will provide adequate liquidity for its operations in the foreseeable future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates and prices such as interest rates, commodity prices and equity prices. As a financial institution, the Company's market risk arises primarily from interest rate risk exposure. Fluctuation in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest earning assets and interest bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of its operations, the Company is not subject to foreign currency exchange or commodity price risk. However, the Bank's real estate loan portfolio, concentrated primarily within northeastern California, is subject to risks associated with the local economies.

The fundamental objective of the Company's management of its assets and liabilities is to maximize the economic value of the Company while maintaining adequate liquidity and an exposure to interest rate risk deemed by management to be acceptable. Management believes an acceptable degree of exposure to interest rate risk results from the management of assets and liabilities through using floating rate loans and deposits, maturities, pricing and mix to attempt to neutralize the potential impact of changes in market interest rates. The Company's profitability is dependent to a large extent upon its net interest income which is the difference between its interest income on interest-earning assets, such as loans and securities, and its interest expense on interest-bearing liabilities, such as deposits, trust preferred securities and other borrowings. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets reprice differently than its interest-bearing liabilities. The Company manages its mix of assets and liabilities with the goals of limiting its exposure to interest rate risk, ensuring adequate liquidity, and coordinating its sources and uses of funds.

The Company seeks to control its interest rate risk exposure in a manner that will allow for adequate levels of earnings and capital over a range of possible interest rate environments. The Company has adopted formal policies and practices to monitor and manage interest rate risk exposure. As part of this effort, the Company measures interest rate risk utilizing both an internal asset liability management system as well as employing independent third party reviews to confirm the reasonableness of the assumptions used to measure and report the Company's interest rate risk, enabling management to make any adjustments necessary.

Interest rate risk is managed by the Company's Asset Liability Committee ("ALCO"), which includes members of senior management. The ALCO monitors interest rate risk by analyzing the potential impact on net interest income from potential changes in interest rates and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages the Company's balance sheet in part to maintain the potential impact on net interest income within acceptable ranges despite changes in interest rates. The Company's exposure to interest rate risk is reviewed on at least a quarterly basis by ALCO.

Net Interest Income Simulation. In order to measure interest rate risk at December 31, 2006, the Company used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis which is performed quarterly by management, calculates the difference between net interest income forecasted using a rising and falling interest rate scenario and net interest income forecast using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the repricing relationships for each of the Company's products. Many of the Company's assets are floating rate loans, which are assumed to reprice immediately and to the same extent as the change in market rates according to their contracted index. Some loans and investment vehicles include the opportunity of prepayment (imbedded options) and accordingly the simulation model uses national indexes to estimate these prepayments and reinvest their proceeds at current yields. The Company's non-term deposit products reprice more slowly, usually changing less than the change in market rates and at the discretion of the Company.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet grows modestly but that its structure will remain similar to the structure at year-end. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to the Company's credit risk profile as interest rates change. Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on the Company's net interest income.

The following table reflects the Company's projected net interest income sensitivity analysis based on year-end data:

	December 31, 2006		December 31, 2005	
Change in Rates	Adjusted Net Interest Income (in thousands)	Percent Change From Base	Adjusted Net Interest Income (in thousands)	Percent Change From Base
Up 300 basis points	$ 28,996	14.8%	$ 27,408	18.1%
Up 200 basis points	27,724	9.8%	25,965	11.9%
Up 100 basis points	26,477	4.8%	24,568	5.9%
Base scenario	25,258	-%	23,206	-%
Down 100 basis points	24,051	-4.8%	21,855	-5.8%
Down 200 basis points	22,853	-9.5%	20,536	-11.5%
Down 300 basis points	21,664	-14.2%	19,233	-17.1%

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased or decreased, on an instantaneous and sustained basis, by 100, 200 and 300 basis points. At December 31, 2006, the Company's net interest income exposure related to these hypothetical changes in market interest rate was within the current guidelines established by the Company.

Unaudited Quarterly Statement of Operations Data

	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
	(dollars in thousands)							
Net interest income	$ 5,877	$ 5,741	$ 5,519	$ 5,391	$ 5,541	$ 5,399	$ 5,027	$ 4,737
Provision for loan losses	100	300	300	300	200	300	300	300
Non-interest income	1,306	1,393	1,348	1,112	1,354	1,306	1,110	1,109
Non-interest expense	4,958	4,580	4,441	4,310	4,615	4,414	4,125	4,201
Income before income taxes	2,125	2,254	2,126	1,893	2,080	1,991	1,712	1,345
Income taxes	804	858	816	718	780	743	629	448
Net income	$ 1,321	$ 1,396	$ 1,310	$ 1,175	$ 1,300	$ 1,248	$ 1,083	$ 897
Per share:								
Basic earnings per share	$ 0.26	$ 0.28	$ 0.26	$ 0.24	$ 0.26	$ 0.25	$ 0.22	$ 0.19
Diluted earnings per share	$ 0.26	$ 0.27	$ 0.26	$ 0.23	$ 0.25	$ 0.24	$ 0.22	$ 0.18

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of Plumas Bancorp and subsidiary, and independent auditor's report included in the Annual Report of Plumas Bancorp to its shareholders for the years ended December 31, 2006, 2005 and 2004.

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheet as of December 31, 2006 and 2005	F-2
Consolidated Statement of Income for the years ended December 31, 2006, 2005 and 2004	F-3
Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2006, 2005 and 2004	F-5
Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-7
Notes to Consolidated Financial Statements	F-10

(This page intentionally left blank)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
Plumas Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheet of Plumas Bancorp and subsidiary (the "Company") as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Plumas Bancorp and subsidiary as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Plumas Bancorp and subsidiary's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of Plumas Bancorp's internal control over financial reporting and an unqualified opinion on the effectiveness of Plumas Bancorp's internal control over financial reporting.

/s/ PERRY-SMITH LLP

Sacramento, California
March 12, 2007

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and due from banks	$ 11,293,000	$ 17,271,000
Federal funds sold		7,325,000
Cash and cash equivalents	11,293,000	24,596,000
Investment securities (Note 3)	74,795,000	97,844,000
Loans, less allowance for loan losses of $3,917,000 in 2006 and $3,256,000 in 2005 (Notes 4, 7, 9 and 13)	351,977,000	319,156,000
Premises and equipment, net (Note 5)	15,190,000	11,404,000
Intangible assets, net (Note 17)	1,337,000	1,638,000
Bank owned life insurance (Note 14)	9,449,000	8,930,000
Accrued interest receivable and other assets (Note 12)	9,198,000	9,235,000
Total assets	$ 473,239,000	$ 472,803,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest bearing	$ 121,464,000	$ 129,734,000
Interest bearing (Note 6)	280,712,000	296,826,000
Total deposits	402,176,000	426,560,000
Short-term borrowings (Note 7)	20,000,000	-
Accrued interest payable and other liabilities	4,901,000	4,796,000
Junior subordinated deferrable interest debentures (Note 8)	10,310,000	10,310,000
Total liabilities	437,387,000	441,666,000
Commitments and contingencies (Note 9)		
Shareholders' equity (Note 10):		
Serial preferred stock - no par value; 10,000,000 shares authorized; none issued	-	-
Common stock - no par value; 22,500,000 shares authorized; issued and outstanding – 5,023,205 shares in 2006 and 4,976,654 shares in 2005	4,828,000	4,412,000
Retained earnings	31,716,000	27,816,000
Accumulated other comprehensive loss (Notes 3 and 15)	(692,000)	(1,091,000)
Total shareholders' equity	35,852,000	31,137,000
Total liabilities and shareholders' equity	$ 473,239,000	$ 472,803,000

The accompanying notes are an integral part of these consolidated financial statements.

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income:			
Interest and fees on loans	$ 26,272,000	$ 21,955,000	$ 16,464,000
Interest on investment securities:			
Taxable	2,516,000	2,787,000	3,044,000
Exempt from Federal income taxes	531,000	537,000	439,000
Interest on Federal funds sold	164,000	218,000	163,000
Total interest income	29,483,000	25,497,000	20,110,000
Interest expense:			
Interest on deposits	5,887,000	4,092,000	2,600,000
Interest on short-term borrowings (Note 7)	257,000	222,000	9,000
Interest on junior subordinated deferrable interest debentures (Note 8)	810,000	479,000	305,000
Total interest expense	6,954,000	4,793,000	2,914,000
Net interest income before provision for loan losses	22,529,000	20,704,000	17,196,000
Provision for loan losses (Note 4)	1,000,000	1,100,000	750,000
Net interest income after provision for loan losses	21,529,000	19,604,000	16,446,000
Non-interest income:			
Service charges	3,676,000	3,458,000	3,297,000
Gain on sale of loans	42,000	45,000	94,000
(Loss) gain on sale of available-for-sale investment securities, net (Notes 3 and 15)	-	(8,000)	235,000
Earnings on Bank owned life insurance policies (Note 14)	393,000	355,000	415,000
Other	1,048,000	1,223,000	1,058,000
Total non-interest income	5,159,000	5,073,000	5,099,000

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(Continued)

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Non-interest expenses:			
Salaries and employee benefits (Notes 4 and 14)	$ 10,043,000	$ 9,514,000	$ 8,831,000
Occupancy and equipment (Notes 5 and 9)	3,323,000	3,070,000	2,713,000
Other (Note 11)	4,924,000	4,965,000	4,354,000
Total non-interest expenses	18,290,000	17,549,000	15,898,000
Income before provision for income taxes	8,398,000	7,128,000	5,647,000
Provision for income taxes (Note 12)	3,196,000	2,600,000	2,001,000
Net income	$ 5,202,000	$ 4,528,000	$ 3,646,000
Basic earnings per share (Note 10)	$ 1.04	$ 0.92	$ 0.75
Diluted earnings per share (Note 10)	$ 1.02	$ 0.89	$ 0.73

The accompanying notes are an integral part of these consolidated financial statements.

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock		Retained Earnings	Accumulated Other Comprehensive (Loss) Income (Net of Taxes)	Total Shareholders' Equity	Total Comprehensive Income
	Shares	Amount				
Balance, January 1, 2004	4,863,040	$ 3,945,000	$ 21,638,000	$ 166,000	$ 25,749,000	
Comprehensive income (Note 15):						
Net income			3,646,000		3,646,000	$ 3,646,000
Other comprehensive loss, net of tax:						
Net change in unrealized gains (losses) on available-for-sale investment securities (Note 3)				(658,000)	(658,000)	(658,000)
Total comprehensive income						$ 2,988,000
Cash dividends - $0.19 per share			(914,000)		(914,000)	
Retirement of common stock in connection with the exercise of stock options (Note 10)	(13,461)	(176,000)			(176,000)	
Stock options exercised and related tax benefit (Note 10)	51,618	244,000			244,000	
Balance, December 31, 2004	4,901,197	4,013,000	24,370,000	(492,000)	27,891,000	
Comprehensive income (Note 15):						
Net income			4,528,000		4,528,000	$ 4,528,000
Other comprehensive loss, net of tax:						
Net change in unrealized losses on available-for-sale investment securities (Note 3)				(599,000)	(599,000)	(599,000)
Total comprehensive income						$ 3,929,000
Cash dividends - $0.22 per share			(1,082,000)		(1,082,000)	
Retirement of common stock in connection with the exercise of stock options (Note 10)	(6,904)	(105,000)			(105,000)	
Stock options exercised and related tax benefit (Note 10)	82,608	512,000			512,000	
Fractional shares repurchased as a result of three-for-two stock split	(247)	(8,000)			(8,000)	
Balance, December 31, 2005	4,976,654	4,412,000	27,816,000	(1,091,000)	31,137,000	

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock					
	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income (Net of Taxes)	Total Shareholders' Equity	Total Comprehensive Income
Balance, December 31, 2005	4,976,654	4,412,000	27,816,000	(1,091,000)	31,137,000	
Comprehensive income (Note 15):						
Net income			5,202,000		5,202,000	$ 5,202,000
Other comprehensive loss, net of tax:						
Net change in unrealized losses on available-for-sale investment securities (Note 3)				399,000	399,000	399,000
Total comprehensive income						$ 5,601,000
Cash dividends - $0.26 per share			(1,302,000)		(1,302,000)	
Retirement of common stock in connection with the exercise of stock options (Note 10)	(21,255)	(417,000)			(417,000)	
Stock options exercised and related tax benefit (Note 10)	67,806	659,000			659,000	
Stock-based compensation expense		174,000			174,000	
Balance, December 31, 2006	5,023,205	$ 4,828,000	$ 31,716,000	$ (692,000)	$ 35,852,000	

	2006	2005	2004
Disclosure of reclassification amount, net of taxes (Note 15):			
Unrealized holding gain (losses) arising during the year	$ 399,000	$ (604,000)	$ (523,000)
Reclassification adjustment for (losses) gains included in net income	-	(5,000)	135,000
Net unrealized gain (losses) on available-for-sale investment securities	$ 399,000	$ (599,000)	$ (658,000)

The accompanying notes are an integral part of these consolidated financial statements.

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 5,202,000	$ 4,528,000	$ 3,646,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,000,000	1,100,000	750,000
Change in deferred loan origination costs/fees, net	(416,000)	(1,026,000)	(270,000)
Stock-based compensation expense	174,000		
Depreciation and amortization	2,171,000	2,076,000	1,625,000
Net loss (gain) on sale of available-for-sale investment securities		8,000	(235,000)
Amortization of investment security premiums	387,000	633,000	918,000
Accretion of investment security discounts	(89,000)	(72,000)	(87,000)
Net loss (gain) on sale of premises and equipment		2,000	(4,000)
Net loss (gain) on sale of other real estate		15,000	(141,000)
Net loss on judgement receivable			53,000
Net (gain) loss on sale of other vehicles owned	(23,000)	28,000	22,000
Writedown of other real estate to fair value			18,000
Net decrease in loans held for sale			276,000
Earnings on bank owned life insurance policies	(393,000)	(355,000)	(415,000)
Expenses on bank owned life insurance policies	74,000	68,000	66,000
Increase in accrued interest receivable and other assets	(41,000)	(215,000)	(217,000)
Increase in accrued interest payable and other liabilities	105,000	1,021,000	2,217,000
Provision for deferred income taxes	(456,000)	34,000	82,000
Net cash provided by operating activities	7,695,000	7,845,000	8,304,000

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from investing activities:			
Proceeds from matured and called available-for-sale investment securities	$ 19,931,000	$ 16,000,000	$ 2,355,000
Proceeds from matured and called held-to-maturity investment securities		1,801,000	15,320,000
Proceeds from sale of available-for-sale investment securities		1,992,000	36,309,000
Purchases of available-for-sale investment securities		(9,688,000)	(47,147,000)
Purchases of held-to-maturity investment securities	(155,000)		(8,827,000)
Proceeds from principal repayments from available-for-sale government-guaranteed mortgage-backed securities	3,521,000	3,572,000	2,722,000
Proceeds from principal repayments from held-to-maturity government-guaranteed mortgage-backed securities	134,000	143,000	181,000
Net increase in loans	(33,831,000)	(55,527,000)	(49,745,000)
Proceeds from sale of other real estate and vehicles	211,000	284,000	890,000
Proceeds from the sale of premises and equipment	8,000	6,000	
Purchases of premises and equipment	(5,173,000)	(3,394,000)	(809,000)
Purchase of bank owned life insurance	(200,000)	(281,000)	
Net cash used in investing activities	(15,554,000)	(45,092,000)	(48,751,000)
Cash flows from financing activities:			
Net (decrease) increase in demand, interest-bearing and savings deposits	$ (26,025,000)	$ 43,443,000	$ 21,535,000
Net increase in time deposits	1,641,000	4,550,000	1,190,000
Net increase (decrease) in short-term borrowings	20,000,000	(1,035,000)	
Proceeds from exercise of stock options	181,000	407,000	68,000
Cash paid for fractional shares		(8,000)	
Excess tax benefits from stock-based compensation	61,000		
Proceeds from the issuance of junior subordinated deferrable interest debentures		4,124,000	
Payment of cash dividends	(1,302,000)	(1,082,000)	(914,000)
Net cash (used in) provided by financing activities	(5,444,000)	50,399,000	21,879,000
(Decrease) increase in cash and cash equivalents	(13,303,000)	13,152,000	(18,568,000)
Cash and cash equivalents at beginning of year	24,596,000	11,444,000	30,012,000
Cash and cash equivalents at end of year	$ 11,293,000	$ 24,596,000	$ 11,444,000

(Continued)

PLUMAS BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 6,882,000	$ 4,581,000	$ 2,881,000
Income taxes	$ 3,370,000	$ 2,805,000	$ 1,612,000
Non-cash investing activities:			
Real estate acquired through foreclosure			$ 145,000
Vehicles acquired through repossession	$ 196,000	$ 228,000	$ 92,000
Reclassification of loans to other assets	$ 230,000		
Net change in unrealized loss on available-for-sale investment securities	$ 679,000	$ (1,019,000)	$ (1,122,000)
Non-cash financing activities:			
Common stock retired in connection with the exercise of stock options	$ 417,000	$ 105,000	$ 176,000

The accompanying notes are an integral part of these consolidated financial statements.

1. THE BUSINESS OF PLUMAS BANCORP

During 2002, Plumas Bancorp (the "Company") was incorporated as a bank holding company for the purpose of acquiring Plumas Bank (the "Bank") in a one bank holding company reorganization. This corporate structure gives the Company and the Bank greater flexibility in terms of operation expansion and diversification. The Company formed Plumas Statutory Trust I ("Trust I") for the sole purpose of issuing trust preferred securities on September 26, 2002. The Company formed Plumas Statutory Trust II ("Trust II") for the sole purpose of issuing trust preferred securities on September 28, 2005.

The Bank operates twelve branches in California, including branches in Alturas, Chester, Fall River Mills, Greenville, Kings Beach, Loyalton, Portola, Quincy, Susanville, Tahoe City, Truckee and Westwood. During the fourth quarter of 2006 the Bank opened a commercial lending office in Reno, Nevada. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits. The Bank's primary source of revenue is generated from providing loans to customers who are predominately small and middle market businesses and individuals residing in the surrounding areas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and the consolidated accounts of its wholly-owned subsidiary, Plumas Bank. All significant intercompany balances and transactions have been eliminated.

Plumas Statutory Trust I and Trust II are not consolidated into the Company's consolidated financial statements and, accordingly, are accounted for under the equity method. The Company's investment in Trust I of $235,000 and Trust II of $134,000 are included in accrued interest receivable and other assets on the consolidated balance sheet. The junior subordinated deferrable interest debentures issued and guaranteed by the Company and held by Trust I and Trust II are reflected as debt on the consolidated balance sheet.

The accounting and reporting policies of Plumas Bancorp and subsidiary conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Information

Management has determined that since all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment. No customer accounts for more than 10 percent of revenues for the Company or the Bank.

Stock Split

On August 17, 2005 the Company's Board of Director approved a three-for-two stock split for shareholders of record at the close of business on September 2, 2005 and effective on September 16, 2005. All share and per share data in the consolidated financial statements have been retroactively adjusted to give effect to the stock split.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one day periods. Cash held with other federally insured institutions in excess of FDIC limits as of December 31, 2006 was $84,000.

Investment Securities

Investments are classified into one of the following categories:

- Available-for-sale securities reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. As of December 31, 2006 and 2005 the Company did not have any investment securities classified as trading and there were no transfers between categories during 2006 or 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities (Continued)

Gains or losses on the sale of securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Investment in Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank System, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank. The investment is carried at cost. At December 31, 2006 and 2005, Federal Home Loan Bank stock totaled $2,103,000 and $2,000,000, respectively. On the consolidated balance sheet, Federal Home Loan Bank stock is included in accrued interest receivable and other assets.

Loans Held for Sale, Loan Sales and Servicing

The Company accounts for the transfer and servicing of financial assets based on the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Fair values are estimated using discounted cash flows based on current market interest rates. For purposes of measuring impairment, servicing assets are stratified based on note rate and term. The amount of impairment recognized, if any is the amount by which the servicing assets for a stratum exceed their fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale, Loan Sales and Servicing (Continued)

Government Guaranteed Loans

Included in the portfolio are loans which are 75% to 90% guaranteed by the Small Business Administration (SBA), US Department of Agriculture Rural Business Cooperative Service (RBS) and Farm Services Agency (FSA). The guaranteed portion of these loans may be sold to a third party, with the Bank retaining the unguaranteed portion. The Company can receive a premium in excess of the adjusted carrying value of the loan at the time of sale. The Company may be required to refund a portion of the sales premium if the borrower defaults or prepays within ninety days of the settlement date. At December 31, 2006, the premiums and guaranteed portion of these sold loans subject to these recourse provisions was not significant. During 2006, 2005 and 2004 the Company was not required to refund any significant amounts of sales premiums related to the loans sold.

The Company's investment in the loan is allocated between the retained portion of the loan, the servicing asset, the interest-only (IO) strip, and the sold portion of the loan based on their relative fair values on the date the loan is sold. The gain on the sold portion of the loan is recognized as income at the time of sale. The carrying value of the retained portion of the loan is discounted based on the estimated value of a comparable non-guaranteed loan. The servicing asset is recognized and amortized over the estimated life of the related loan (see Note 4). Assets (accounted for as interest-only (IO) strips) are recorded at the fair value of the difference between note rates and rates paid to purchasers (the interest spread) and contractual servicing fees, if applicable. IO strips are carried at fair value with gains or losses recorded as a component of shareholders' equity, similar to available-for-sale investment securities. Significant future prepayments of these loans will result in the recognition of additional amortization of related servicing assets and an adjustment to the carrying value of related IO strips.

Mortgage Loans

The Company originates mortgage loans that are either held in the Company's loan portfolio or sold in the secondary market. Loans held-for-sale are carried at the lower of cost or market value. Market value is determined by the specific identification method as of the balance sheet date or the date which the purchasers have committed to purchase the loans. At the time the loan is sold, the related right to service the loan is either retained, with the Bank earning future servicing income, or released in exchange for a one-time servicing-released premium. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. The Company did not have any loans held for sale at December 31, 2006 or 2005.

The Company may be required to refund a portion of the premiums and repurchase a portion of the loans that are sold if the borrower defaults within one hundred and eighty days of the settlement date. At December 31, 2006, there were no premiums on sold loans subject to these recourse provisions. During 2006, 2005 and 2004 the Company was not required to refund any significant amounts of sales premiums related to the loans sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale, Loan Sales and Servicing (Continued)

Mortgage Loans (Continued)

The Company serviced loans for the Federal National Mortgage Association (FNMA) totaling $6,388,000 and $8,229,000 as of December 31, 2006 and 2005, respectively.

Participation Loans

The Company also serviced loans which it has participated with other financial institutions totaling $2,910,000 and $1,516,000 as of December 31, 2006 and 2005, respectively.

Loans

Loans are stated at principal balances outstanding, except for loans transferred from loans held for sale which are carried at the lower of principal balance or market value at the date of transfer, adjusted for accretion of discounts. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement.

Loan origination fees, commitment fees, direct loan origination costs and purchased premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

The Company may acquire loans through a business combination or a purchase for which differences may exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (Continued)

recognized as an impairment. The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2006 and 2005, there were no such loans being accounted for under this policy.

Allowance for Loan Losses

The allowance for loan losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem loans, potential losses inherent in the portfolio taken as a whole and economic conditions in the Company's service area.

Classified loans and loans determined to be impaired are evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans based on management's assessment of the following for each identified loan type: (1) inherent credit risk, (2) historical losses and, (3) where the Company has not experienced losses, the loss experience of peer banks. These estimates are particularly susceptible to changes in the economic environment and market conditions.

The Bank's Loan Committee reviews the adequacy of the allowance for loan losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in management's judgment, changes are warranted.

The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. The allowance for loan losses at December 31, 2006 and 2005, respectively, reflects management's estimate of probable losses in the portfolio.

Allowance for Losses Related to Undisbursed Commitments

The Company maintains a separate allowance for losses related to undisbursed loan commitments. Management estimates the amount of probable losses by applying a loss reserve factor to the unused portion of undisbursed lines of credit. The allowance totaled $55,000 and $40,000 at December 31, 2006 and 2005, respectively and is included in accrued interest payable and other liabilities in the consolidated balance sheet.

Other Real Estate

The Company had no other real estate holdings and no investment in real estate acquired in full or partial settlement of loan obligations at December 31, 2006 and 2005. When property is acquired, any excess of the Bank's recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate (Continued)

against the allowance for loan losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value.

The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or write-downs resulting from permanent impairment are recorded in other income or expenses as incurred.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of premises are estimated to be twenty to thirty years. The useful lives of furniture, fixtures and equipment are estimated to be two to ten years. Leasehold improvements are amortized over the life of the asset or the life of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Company evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Intangible Assets

Intangible assets consist of core deposit intangibles related to branch acquisitions and are amortized using the straight-line method over ten years. The Company evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible asset or the remaining period of amortization.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS.

Stock-Based Compensation

At December 31, 2006, the Company had two shareholder approved stock-based compensation plans, the Plumas Bank 2001 and 1991 Stock Option Plans (the "Plans") which are described more fully in Note 10. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (R), *Share-Based Payment* ("SFAS 123 (R)"), using the modified prospective application transition method, which requires recognition of expense for options granted prior to the adoption date equal to the fair value of the unvested amounts over their remaining vesting period based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 *Accounting for Stock Based Compensation* and compensation cost for all share based payments granted subsequent to January 1, 2006 based on the grant date fair values estimated in accordance with the provisions of SFAS 123 (R). The Company applied the alternative transition method in calculating its pool of excess tax benefits available to absorb future tax deficiencies as provided by FSP FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* Results for prior periods have not been restated. Prior to January 1, 2006, the Company accounted for the Plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost was recorded prior to January 1, 2006, as all options granted under these Plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

As a result of adopting SFAS 123 (R), the Company's income before provision for income taxes and net income for the year ended December 31, 2006 was $174,000 and $154,000, respectively, lower than if the Company had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $1.07 and $1.05, respectively, without the adoption of SFAS 123 (R) compared to $1.04 and $1.02, respectively, as reported.

In accordance with SFAS 123 (R), beginning in 2006 the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

The following table illustrates the pro forma SFAS 123 adjustment on consolidated net income and earnings per share had the Company recorded compensation expense in accordance with SFAS 123 for the years ended December 31, 2005 and 2004:

	2005	2004
Net income, as reported	$ 4,528,000	$ 3,646,000
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	177,000	144,000
Pro forma net income	$ 4,351,000	$ 3,502,000
Basic earnings per share - as reported	$ .92	$ .75
Basic earnings per share - pro forma	$ .88	$ .72
Diluted earnings per share - as reported	$ .89	$ .73
Diluted earnings per share - pro forma	$ .86	$ .71

The Company determines the fair value of the options previously granted on the date of grant using a Black-Scholes option pricing model that uses assumptions based on expected option life, expected stock volatility and the risk-free interest rate. The expected volatility assumptions used by the Company are based on the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options. The Company bases its expected life assumption on its historical experience and on the terms and conditions of the stock options it grants to employees. The risk-free rate is based on the U.S. Treasury yield curve for the periods within the contractual life of the options in effect at the time of the grant. The Company also makes assumptions regarding estimated forfeitures that will impact the total compensation expenses recognized under the Plans.

The fair value of each option is estimated on the date of grant using the following assumptions.

	2006	2005	2004
Expected life of stock options	5 years	5 years	5 years
Interest rate—stock options	4.67%	4.14%	3.46%
Volatility—stock options	21.4%	30.53%	51.54%
Dividend yields	1.40%	1.48%	1.44%
Weighted-average fair value of options granted during the year	$ 4.56	$ 4.77	$ 5.09

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Financial Accounting Standards

Accounting for Servicing of Financial Assets

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 156 (SFAS 156), *Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140*. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement of its servicing assets and servicing liabilities by class. An entity should apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date. SFAS 156 permits an entity to reclassify certain available-for-sale securities to trading securities provided that they are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities subsequently measured at fair value. The provisions of SFAS 156 are effective for an entity as of the beginning of its first fiscal year that begins after September 15, 2006. Management does not expect the adoption of SFAS 156 to have a material impact on the Company's financial position or results of operations.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes –An Interpretation of FASB Statement No. 109.*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies.

The provisions of FIN 48 will be effective for the Company on January 1, 2007 and are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption.

The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. Management does not expect the adoption of FIN 48 to have a material impact on the Company's financial position or results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Financial Accounting Standards (Continued)

Accounting for Purchases of Life Insurance

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-5, *Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.* FASB Technical Bulletin No. 85-4 requires that the amount that could be realized under the insurance contract as of the date of the statement of financial position should be reported as an asset. Since the issuance of FASB Technical Bulletin No. 85-4, questions arose regarding whether "the amount that could be realized" should consider 1) any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value and 2) the contractual ability to surrender all of the individual-life policies (or certificates in a group policy) at the same time. EITF 06-5 determined that "the amount that could be realized" should 1) consider any additional amounts included in the contractual terms of the policy and 2) assume the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that is ultimately realized by the policy holder upon the assumed surrender of the final policy (or final certificate in a group policy) shall be included in the "amount that could be realized." An entity should apply the provisions of EITF 06-5 through either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-5 are effective for fiscal years beginning after December 15, 2006. Management has not yet completed its evaluation of the impact that EITF 06-5 will have.

Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements

In September 2006, the FASB ratified the consensuses reached by the Task Force on Issue No. 06-4 (EITF 06-4), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* A question arose when an employer enters into an endorsement split-dollar life insurance arrangement related to whether the employer should recognize a liability for the future benefits or premiums to be provided to the employee. EITF 06-4 indicates that an employer should recognize a liability for future benefits and that a liability for the benefit obligation has not been settled through the purchase of an endorsement type policy. An entity should apply the provisions of EITF 06-4 either through a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-4 are effective for fiscal years beginning after December 15, 2007. Management has not yet completed its evaluation of the impact that EITF 06-4 will have.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Financial Accounting Standards (Continued)

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions should be applied prospectively, except for certain specifically identified financial instruments. Management does not expect the adoption of SFAS 157 to have a material impact to the Company's financial position or result of operations.

Consideration of the Effects of Prior Year Misstatements

In September 2006, the Securities and Exchange Commission published Staff Accounting Bulleting No. 108 (SAB 108) *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* The interpretations in this Staff Accounting Bulleting were issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice to build up improper amounts on the balance sheet. This guidance will apply to the first fiscal year ending after November 15, 2006 or December 31, 2006 for the Company.. The adoption of SAB 108 did not have a material impact on the Company's financial position, results of operations or cash flows and no cumulative adjustment was required.

3. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31, 2006 and 2005 consisted of the following:

Available-for-Sale

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Treasury securities	$ 5,481,000	$	$ (137,000)	$ 5,344,000
U.S. Government agencies	30,435,000		(372,000)	30,063,000
U.S. Government agencies collateralized by mortgage obligations	17,959,000		(519,000)	17,440,000
Corporate debt securities	8,018,000		(150,000)	7,868,000
	$ 61,893,000	$	$ (1,178,000)	$ 60,715,000

Net unrealized losses on available-for-sale investment securities totaling $1,178,000 were recorded, net of $486,000 in tax benefits, as accumulated other comprehensive loss within shareholders' equity at December 31; 2006. There were no sales of available-for-sale investment securities during the year ended December 31, 2006.

	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Treasury securities	$ 10,030,000		$ (207,000)	$ 9,823,000
U.S. Government agencies	44,574,000	$ 1,000	(819,000)	43,756,000
U.S. Government agencies collateralized by mortgage obligations	21,549,000	12,000	(610,000)	20,951,000
Corporate debt securities	9,465,000		(234,000)	9,231,000
	$ 85,618,000	$ 13,000	$ (1,870,000)	$ 83,761,000

PLUMAS BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

3. INVESTMENT SECURITIES (Continued)

Available-for-Sale: (Continued)

Net unrealized losses on available-for-sale investment securities totaling $1,857,000 were recorded, net of $766,000 in tax benefits, as accumulated other comprehensive loss within shareholders' equity at December 31, 2005. Proceeds and gross realized losses from the sale of available-for-sale investment securities for the year ended December 31, 2005 totaled $1,992,000 and $8,000, respectively. Proceeds and gross realized gains from the sale of available-for-sale investment securities for the year ended December 31, 2004 totaled $36,309,000 and $235,000, respectively.

Held-to-Maturity

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Obligations of states and political subdivisions	$ 14,080,000	$ 90,000	$ (44,000)	$ 14,126,000

	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government agencies	$ 6,000			$ 6,000
Obligations of states and political subdivisions	14,077,000	$ 48,000	$ (180,000)	13,945,000
	$ 14,083,000	$ 48,000	$ (180,000)	$ 13,951,000

There were no sales or transfers of held-to-maturity investment securities during the years ended December 31, 2006, 2005 and 2004.

PLUMAS BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

3. INVESTMENT SECURITIES (Continued)

Investment securities with unrealized losses at December 31, 2006 are summarized and classified according to the duration of the loss period as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities:						
U.S. Treasury securities			$ 5,344,000	$ 137,000	$ 5,344,000	$ 137,000
U.S. Government agencies			30,063,000	372,000	30,063,000	372,000
Obligations of states and political subdivisions			5,738,000	44,000	5,738,000	44,000
U.S. Government agencies collateralized by mortgage obligations	$ 2,816,000	$ 15,000	14,553,000	504,000	17,369,000	519,000
Corporate debt securities			7,868,000	150,000	7,868,000	150,000
	$ 2,816,000	$ 15,000	$63,566,000	$ 1,207,000	$ 66,382,000	$ 1,222,000

Investment securities with unrealized losses at December 31, 2005 are summarized and classified according to the duration of the loss period as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities:						
U.S. Treasury securities			$ 9,823,000	$ 207,000	$ 9,823,000	$ 207,000
U.S. Government agencies	$ 6,330,000	$ 38,000	34,421,000	781,000	40,751,000	819,000
Obligations of states and political subdivisions	5,098,000	49,000	5,444,000	131,000	10,542,000	180,000
U.S. Government agencies collateralized by mortgage obligations	2,216,000	19,000	15,226,000	591,000	17,442,000	610,000
Corporate debt securities			9,231,000	234,000	9,231,000	234,000
	$13,644,000	$ 106,000	$74,145,000	$ 1,944,000	$ 87,789,000	$ 2,050,000

U.S. Treasury and U.S. Government Agencies

At December 31, 2006, the Company held 3 U.S. Treasury and 22 U.S. Government agency securities all of which were in a loss position and had been in a loss position for twelve months or more. The unrealized losses on the Company's investments in direct obligations of the U.S. Treasury and U.S. government agencies were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized costs of the investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

3. INVESTMENT SECURITIES (Continued)

Obligations of States and Political Subdivision

At December 31, 2006, the Company held 56 obligations of states and political subdivision securities of which 23 were in a loss position and had been in a loss position for twelve months or more. The unrealized losses on the Company's investments in obligations of states and political subdivision securities were caused by interest rate increases. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

U.S. Government Agencies Collateralized by Mortgage Obligations

At December 31, 2006, the Company held 26 U.S. Government agency securities collateralized by mortgage obligation securities of which 3 were in a loss position for less than twelve months and 22 were in a loss position and had been in a loss position for twelve months or more. The unrealized losses on the Company's investments in U.S. government agencies collateralized by mortgage obligations were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. It is expected that the securities will not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

Corporate Debt Securities

At December 31, 2006, the Company held 16 corporate debt securities all of which were in a loss position and had been in a loss position for twelve months or more. The unrealized losses on the Company's investments in corporate debt securities were caused by interest rate increases. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

3. INVESTMENT SECURITIES (Continued)

The amortized cost and estimated fair value of investment securities at December 31, 2006 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 27,943,000	$ 27,705,000	$ 588,000	$ 586,000
After one year through five years	15,991,000	15,569,000	1,501,000	1,500,000
After five years through ten years			8,789,000	8,798,000
After ten years through fifteen years			3,202,000	3,242,000
	43,934,000	43,275,000	14,080,000	14,126,000
Investment securities not due at a single maturity date:				
Government-guaranteed mortgage-backed securities	17,959,000	17,440,000		
	$ 61,893,000	$ 60,715,000	$ 14,080,000	$ 14,126,000

Investment securities with amortized costs totaling $41,616,000 and $38,678,000 and estimated fair values totaling $41,184,000 and $37,975,000 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits and treasury, tax and loan accounts.

4. LOANS AND THE ALLOWANCE FOR LOAN LOSSES

Outstanding loans are summarized below:

	December 31,	
	2006	2005
Commercial	$ 36,182,000	$ 42,252,000
Agricultural	35,577,000	31,018,000
Real estate - mortgage	116,329,000	110,686,000
Real estate – construction and land development	75,930,000	56,370,000
Installment	90,694,000	81,320,000
	354,712,000	321,646,000
Deferred loan costs, net	1,182,000	766,000
Allowance for loan losses	(3,917,000)	(3,256,000)
	$ 351,977,000	$ 319,156,000

Changes in the allowance for loan losses were as follows:

	Year Ended December 31,		
	2006	2005	2004
Balance, beginning of year	$ 3,256,000	$ 2,722,000	$ 2,524,000
Provision charged to operations	1,000,000	1,100,000	750,000
Losses charged to allowance	(645,000)	(739,000)	(703,000)
Recoveries	306,000	173,000	151,000
Balance, end of year	$ 3,917,000	$ 3,256,000	$ 2,722,000

The recorded investment in loans that were considered to be impaired totaled $972,000 and $1,661,000 at December 31, 2006 and 2005, respectively. The related allowance for loan losses for impaired loans was $66,000 and $137,000 at December 31, 2006 and 2005, respectively. The average recorded investment in impaired loans for the years ended December 31, 2006, 2005 and 2004 was $1,201,000,$1,263,000 and $1,582,000, respectively. The Company recognized $116,000, $16,000 and $63,000 in interest income on a cash basis for impaired loans during the years ended December 31, 2006, 2005 and 2004, respectively.

4. LOANS AND THE ALLOWANCE FOR LOAN LOSSES (Continued)

At December 31, 2006 and 2005, nonaccrual loans totaled $972,000 and $1,661,000, respectively. Interest foregone on nonaccrual loans totaled $53,000, $39,000 and $25,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Salaries and employee benefits totaling $1,328,000, $1,197,000 and $746,000 have been deferred as loan origination costs during the years ended December 31, 2006, 2005 and 2004, respectively.

Servicing Assets and Interest-Only Strips Receivable

The Company serviced government guaranteed loans for others totaling $4,622,000, $4,251,000 and 3,001,000 as of December 31, 2006, 2005 and 2004, respectively.

A summary of the related servicing assets and interest-only strips receivable are as follows:

	Year Ended December 31,		
Servicing Assets:	**2006**	**2005**	**2004**
Balance at beginning of year	$ 97,000	$ 106,000	$ 82,000
Increase from loan sales	15,000	3,000	36,000
Amortization charged to income	(43,000)	(12,000)	(12,000)
Balance at end of year	$ 69,000	$ 97,000	$ 106,000
Interest-Only Strips Receivable:	**2006**	**2005**	**2004**
Balance at beginning of year	$ 326,000	$ 356,000	$ 237,000
Increase from loan sales	66,000	10,000	166,000
Amortization charged to income	(155,000)	(40,000)	(47,000)
Balance at end of year	$ 238,000	$ 326,000	$ 356,000

At December 31, 2006, 2005, and 2004, the Company had interest-only strips of $238,000, $326,000, and $356,000, respectively, which approximates fair value. There were no significant gains or losses recognized on the interest-only strips for the years ended December 31, 2006, 2005 and 2004.

5. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2006	2005
Land	$ 2,372,000	$ 1,882,000
Premises	12,142,000	7,073,000
Furniture, equipment and leasehold improvements	8,799,000	7,934,000
Construction in progress	247,000	1,880,000
	23,560,000	18,769,000
Less accumulated depreciation and amortization	(8,370,000)	(7,365,000)
	$ 15,190,000	$ 11,404,000

Depreciation and amortization included in occupancy and equipment expense totaled $1,870,000, $1,775,000 and $1,326,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

6. DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2006	2005
Interest-bearing demand deposits	$ 81,011,000	$ 69,889,000
Money market	44,082,000	62,214,000
Savings	54,866,000	65,611,000
Time, $100,000 or more	38,863,000	32,575,000
Other time	61,890,000	66,537,000
	$ 280,712,000	$ 296,826,000

6. DEPOSITS (Continued)

At December 31, 2006, the scheduled maturities of time deposits were as follows:

Year Ending December 31,	
2007	$ 81,838,000
2008	14,292,000
2009	2,625,000
2010	1,383,000
2011	469,000
Thereafter	146,000
	$ 100,753,000

At December 31, 2006, the contractual maturities of time deposits with a denomination of $100,000 and over were as follows: $7,672,000 in 3 months or less, $11,338,000 over 3 months through 6 months, $10,844,000 over 6 months through 12 months, and $7,009,000 thousand over 12 months.

Deposit overdrafts reclassified as loan balances were $474,000 and $497,000 at December 31, 2006 and 2005, respectively.

7. SHORT-TERM BORROWING ARRANGEMENTS

The Company has unsecured short-term borrowing arrangements with two of its correspondent banks in the amounts of $10,000,000 and $5,000,000. The Company can also borrow up to $93,261,000 from the Federal Home Loan Bank ("FHLB") secured by commercial and residential mortgage loans with carrying values totaling $182,380,000. These FHLB advances are normally made for one day periods but can be for longer periods. Short-term borrowings at December 31, 2006 consisted of $20,000,000 in one day FHLB advances with a 5.34% weighted average rate. There were no short-term borrowings outstanding at December 31, 2005.

8. JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES

Plumas Statutory Trust I and II are Connecticut business trusts formed by the Company with capital of $235,000 and $134,000, respectively, for the sole purpose of issuing trust preferred securities fully and unconditionally guaranteed by the Company. Under applicable regulatory guidance, the amount of trust preferred securities that is eligible as Tier 1 capital is limited to twenty-five percent of the Company's Tier 1 capital, as defined, on a pro forma basis. At December 31, 2006, all of the trust preferred securities that have been issued qualify as Tier 1 capital.

During 2002, Plumas Statutory Trust I issued 6,000 Floating Rate Capital Trust Pass-Through Securities ("Trust Preferred Securities"), with a liquidation value of $1,000 per security, for gross proceeds of $6,000,000. During 2005, Plumas Statutory Trust II issued 4,000 Trust Preferred Securities with a liquidation value of $1,000 per security,

8. JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES (Continued)

for gross proceeds of $4,000,000. The entire proceeds were invested by Trust I in the amount of $6,186,000 and Trust II in the amount of $4,124,000 in Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Subordinated Debentures") issued by the Company, with identical maturity, repricing and payment terms as the Trust Preferred Securities. The Subordinated Debentures represent the sole assets of Trusts I and II.

Trust I's Subordinated Debentures mature on September 26, 2032, bear a current interest rate of 7.36% (based on 3-month LIBOR plus 3.40%), with repricing and payments due quarterly. Trust II's Subordinated Debentures mature on September 28, 2035, bear a current interest rate of 5.49% (based on 3-month LIBOR plus 1.48%), with repricing and payments due quarterly. The Subordinated Debentures are redeemable by the Company, subject to receipt by the Company of prior approval from the Federal Reserve Board of Governors, on any quarterly anniversary date on or after the 5-year anniversary date of the issuance. The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture. The Trust Preferred Securities are subject to mandatory redemption to the extent of any early redemption of the Subordinated Debentures and upon maturity of the Subordinated Debentures on September 26, 2032 for Trust I and September 28, 2035 for Trust II.

Holders of the Trust Preferred Securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security. The interest rate of the Trust Preferred Securities issued by Trust I adjust on each quarterly anniversary date to equal the 3-month LIBOR plus 3.40% provided, however, that prior to September 26, 2007; such annual rate does not exceed 11.90%. The Trust Preferred Securities issued by Trust II adjust on each quarterly anniversary date to equal the 3-month LIBOR plus 1.48%. Both Trusts I and II have the option to defer payment of the distributions for a period of up to five years, as long as the Company is not in default on the payment of interest on the Subordinated Debentures. The Trust Preferred Securities were sold and issued in private transactions pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Trust Preferred Securities.

Interest expense recognized by the Company for the years ended December 31, 2006, 2005 and 2004 related to the subordinated debentures was $810,000, $479,000 and $305,000, respectively. The amount of deferred costs at December 31, 2006 and 2005 was $155,000 and $161,000, respectively. The amortization of the deferred costs was $6,000 for each of the years ended December 31, 2006, 2005 and 2004.

9. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its Tahoe City and Loyalton branch offices and its Reno, Nevada loan production office under noncancelable operating leases that expire in March 2008, June 2007 and October 2009, respectively. The Tahoe City office lease contains an option to renew the lease for fifteen years. Future minimum lease payments are as follows:

Year Ending December 31,	
2007	$ 164,000
2008	49,000
2009	22,000
	$ 235,000

Rental expense included in occupancy and equipment expense totaled $221,000, $242,000 and $264,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheet.

The following financial instruments represent off-balance-sheet credit risk:

	December 31,	
	2006	2005
Commitments to extend credit	$ 101,759,000	$ 107,500,000
Letters of credit	$ 564,000	$ 1,195,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the

9. COMMITMENTS AND CONTINGENCIES (Continued)

total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, crops, inventory, equipment, income-producing commercial properties, farm land and residential properties.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2006 and 2005. The Company recognizes these fees as revenues over the term of the commitment or when the commitment is used.

At December 31, 2006, consumer loan commitments represent approximately 12% of total commitments and are generally unsecured. Commercial and agricultural loan commitments represent approximately 24% of total commitments and are generally secured by various assets of the borrower. Real estate loan commitments, including consumer home equity lines of credit, represent the remaining 64% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. In addition, the majority of the Company's commitments have variable interest rates.

Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to customers throughout Plumas, Nevada, Placer, Lassen, Sierra, Shasta and Modoc counties.

Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. However, personal and business income represent the primary source of repayment for a majority of these loans.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Company.

10. SHAREHOLDERS' EQUITY

Dividend Restrictions

The Company's ability to pay cash dividends is dependent on dividends paid to it by the Bank and limited by California corporation law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. The California general corporation law prohibits the Company from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

Dividends from the Bank to the Company are restricted under California law to the lesser of the Bank's retained earnings or the Bank's net income for the latest three fiscal years, less dividends previously declared during that period, or, with the approval of the Department of Financial Institutions, to the greater of the retained earnings of the Bank, the net income of the Bank for its last fiscal year, or the net income of the Bank for its current fiscal year. As of December 31, 2006, the maximum amount available for dividend distribution under this restriction was approximately $13,282,000. In addition the Company's ability to pay dividends is subject to certain covenants contained in the indentures relating to the Trust Preferred Securities issued by the business trusts (see Note 8).

PLUMAS BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

10. SHAREHOLDERS' EQUITY (Continued)

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

For the Year Ended	Net Income	Weighted Average Number of Shares Outstanding	Per Share Amount
December 31, 2006			
Basic earnings per share	$ 5,202,000	5,001,389	$ 1.04
Effect of dilutive stock options		83,532	
Diluted earnings per share	$ 5,202,000	5,084,921	$ 1.02
December 31, 2005			
Basic earnings per share	$ 4,528,000	4,946,026	$ 0.92
Effect of dilutive stock options		150,700	
Diluted earnings per share	$ 4,528,000	5,096,726	$ 0.89
December 31, 2004			
Basic earnings per share	$ 3,646,000	4,890,630	$ 0.75
Effect of dilutive stock options		108,820	
Diluted earnings per share	$ 3,646,000	4,999,450	$ 0.73

Shares of common stock issuable under stock options for which the exercise prices were greater than the average market prices were not included in the computation of diluted earnings per share due to their antidilutive effect. Stock options not included in the computation of diluted earnings per share were 12,500 and 78,562 for the years ended December 31, 2006 and 2004, respectively. For the year ending December 31, 2005, all stock options were dilutive and therefore included in the computation of diluted earnings per share.

10. SHAREHOLDERS' EQUITY (Continued)

Stock Options

In 2001 and 1991, the Company established Stock Option Plans for which 909,951 shares of common stock remain reserved for issuance to employees and directors and 615,037 shares are available for future grants under incentive and nonstatutory agreements as of December 31, 2006. The Plans require that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid in full at the time the option is exercised. Payment in full for the option price must be made in cash or with Company common stock previously acquired by the optionee and held by the optionee for a period of at least six months. The Plans do not provide for the settlement of awards in cash and new shares are issued upon option exercise. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Upon grant, options vest ratably over a three to five year period. A summary of the activity within the Plans follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value (in thousands)
Incentive:				
Options outstanding at January 1, 2004	321,862	$ 8.43		
Options granted	57,112	14.07		
Options exercised	(49,338)	4.60		
Options cancelled	(7,357)	11.76		
Options outstanding at December 31, 2004	322,279	$ 9.94		
Options granted	7,500	18.97		
Options exercised	(64,895)	5.71		
Options cancelled	(22,039)	13.36		
Options outstanding at December 31, 2005	242,845	$ 11.05		
Options granted	5,000	16.89		
Options exercised	(50,771)	8.90		
Options cancelled	(4,756)	12.68		
Options outstanding at December 31, 2006	192,318	$ 11.72	6.5	$ 613
Options exercisable at December 31, 2006	120,949	$ 10.57	5.9	$ 525
Expected to vest after December 31, 2006	71,369	$ 13.67	7.5	$ 88
Nonstatutory:				
Options outstanding at January 1, 2004	114,757	$ 9.37		
Options granted	25,313	14.19		
Options exercised	(2,280)	4.96		
Options cancelled	-	-		
Options outstanding at December 31, 2004	137,790	$ 10.33		
Options granted	-	-		
Options exercised	(17,713)	7.58		
Options cancelled	(6,946)	12.94		
Options outstanding at December 31, 2005	113,131	$ 10.59		
Options granted	2,500	18.79		
Options exercised	(17,035)	6.95		
Options cancelled	-	-		
Options outstanding at December 31, 2006	98,596	$ 11.43	6.2	$ 343
Options exercisable at December 31, 2006	67,976	$ 10.44	5.7	$ 304
Expected to vest after December 31, 2006	30,620	$ 13.63	7.3	$ 39

10. SHAREHOLDERS' EQUITY (Continued)

Stock Options (Continued)

As of December 31, 2006, there was $361,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Plan. That cost is expected to be recognized over a weighted average period of 2.4 years.

The total fair value of options vested was $140,000 for the year ended December 31, 2006.The total intrinsic value of options at time of exercise was $616,000, $947,000 and $429,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Cash received from option exercise for the years ended December 31, 2006, 2005, and 2004, was $181,000, $372,000 and $62,000, respectively. The tax benefit realized for the tax deductions from option exercise totaled $61,000, $35,000 and $6,000, respectively, for the years ended December 31, 2006, 2005, and 2004.

Regulatory Capital

The Company and the Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (FDIC). Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Company and the Bank met all their capital adequacy requirements as of December 31, 2006 and 2005.

In addition, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.

10. SHAREHOLDERS' EQUITY (Continued)

Regulatory Capital (Continued)

	December 31,			
	2006		2005	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
Plumas Bancorp and Subsidiary	$ 45,206,000	9.5%	$ 40,589,000	8.5%
Minimum regulatory requirement	$ 18,955,000	4.0%	$ 19,013,000	4.0%
Plumas Bank	$ 44,094,000	9.3%	$ 37,611,000	7.8%
Minimum requirement for "Well-Capitalized" institution	$ 23,669,000	5.0%	$ 24,060,000	5.0%
Minimum regulatory requirement	$ 18,935,000	4.0%	$ 19,248,000	4.0%
Tier 1 Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	$ 45,206,000	10.9%	$ 40,589,000	10.3%
Minimum regulatory requirement	$ 16,610,000	4.0%	$ 15,780,000	4.0%
Plumas Bank	$ 44,094,000	10.6%	$ 37,611,000	9.6%
Minimum requirement for "Well-Capitalized" institution	$ 24,885,000	6.0%	$ 23,635,000	6.0%
Minimum regulatory requirement	$ 16,590,000	4.0%	$ 15,757,000	4.0%
Total Risk-Based Capital Ratio				
Plumas Bancorp and Subsidiary	$ 49,123,000	11.8%	$ 43,845,000	11.1%
Minimum regulatory requirement	$ 33,221,000	8.0%	$ 31,560,000	8.0%
Plumas Bank	$ 48,011,000	11.6%	$ 40,867,000	10.4%
Minimum requirement for "Well-Capitalized" institution	$ 41,475,000	10.0%	$ 39,392,000	10.0%
Minimum regulatory requirement	$ 33,180,000	8.0%	$ 31,514,000	8.0%

PLUMAS BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

11. OTHER EXPENSES

Other expenses consisted of the following:

	Year Ended December 31,		
	2006	2005	2004
Professional fees	$ 780,000	$ 865,000	$ 596,000
Outside service fees	591,000	700,000	551,000
Business development	555,000	494,000	389,000
Advertising and promotion	552,000	467,000	350,000
Telephone and data communications	374,000	366,000	346,000
Director compensation and retirement	370,000	288,000	284,000
Core deposit intangible amortization	301,000	301,000	299,000
Stationery and supplies	282,000	336,000	292,000
Armored car and courier	270,000	337,000	371,000
Postage	249,000	258,000	261,000
Insurance	173,000	206,000	236,000
Loan expenses	139,000	114,000	191,000
Other operating expenses	288,000	233,000	188,000
	$ 4,924,000	$ 4,965,000	$ 4,354,000

12. INCOME TAXES

The provision for income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	Federal	State	Total
2006			
Current	$ 2,736,000	$ 916,000	$ 3,652,000
Deferred	(434,000)	(22,000)	(456,000)
Provision for income taxes	$ 2,302,000	$ 894,000	$ 3,196,000
2005			
Current	$ 1,809,000	$ 757,000	$ 2,566,000
Deferred	44,000	(10,000)	34,000
Provision for income taxes	$ 1,853,000	$ 747,000	$ 2,600,000
2004			
Current	$ 1,378,000	$ 541,000	$ 1,919,000
Deferred	51,000	31,000	82,000
Provision for income taxes	$ 1,429,000	$ 572,000	$ 2,001,000

12. INCOME TAXES (Continued)

Deferred tax assets (liabilities) consisted of the following:

	December 31,	
	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 1,431,000	$ 1,149,000
Future benefit of state income tax deduction	246,000	172,000
Deferred compensation	1,441,000	1,300,000
Core deposit premium	254,000	210,000
Unrealized loss on available-for-sale investment securities	486,000	766,000
Other	46,000	22,000
Total deferred tax assets	3,904,000	3,619,000

	December 31,	
	2006	2005
Deferred tax liabilities:		
Prepaid costs	$ (80,000)	$ (126,000)
Deferred loan costs	(1,421,000)	(1,272,000)
Premises and equipment	(535,000)	(576,000)
Other	(123,000)	(76,000)
Total deferred tax liabilities	(2,159,000)	(2,050,000)
Net deferred tax assets	$ 1,745,000	$ 1,569,000

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to operating income before income taxes. The significant items comprising these differences consisted of the following:

	2006	2005	2004
Federal income tax, at statutory rate	34.0 %	34.0 %	34.0 %
State franchise tax, net of Federal tax effect	7.0 %	6.9 %	6.7 %
Interest on obligations of states and political subdivisions	(2.3)%	(2.8)%	(3.2)%
Net increase in cash surrender value of bank owned life insurance	(1.3)%	(1.4)%	(2.5)%
Other	0.7 %	(0.2)%	0.5 %
Effective tax rate	38.1%	36.5 %	35.5 %

13. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including executive officers and directors. These transactions include borrowings with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2006:

Balance, January 1, 2006	$ 2,465,000
Disbursements	5,639,000
Amounts repaid	(5,376,000)
Balance, December 31, 2006	$ 2,728,000
Undisbursed commitments to related parties, December 31, 2006	$ 281,000

14. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Plumas Bank Profit Sharing Plan commenced April 1, 1988 and is available to employees meeting certain service requirements. Under the Plan, employees are able to defer a selected percentage of their annual compensation. Included under the Plan's investment options is the option to invest in Company stock. The Company's contribution consists of the following:

- A contribution which matches the participant's contribution, up to a maximum of 3% of the employee's compensation.
- An additional discretionary contribution.

During the years ended December 31, 2006, 2005 and 2004, the Company's contribution totaled $195,000, $189,000 and $160,000, respectively.

Salary Continuation and Retirement Agreements

Salary continuation and retirement agreements are in place for five key executives and members of the Board of Directors. Under these agreements, the directors and executives will receive monthly payments for twelve to fifteen years, respectively, after retirement. These benefits are substantially equivalent to those available under split-dollar life insurance policies purchased by the Bank on the lives of the directors and executives. In addition, the estimated present value of these future benefits is accrued over the period from the effective dates of the agreements until the participants' expected retirement dates. The expense recognized under these plans for the years ended December 31, 2006, 2005 and 2004 totaled $331,000, $558,000 and $435,000, respectively.

14. EMPLOYEE BENEFIT PLANS (Continued)

Salary Continuation and Retirement Agreements (Continued)

In connection with these agreements, the Bank purchased single premium life insurance policies with cash surrender values totaling $9,449,000 and $8,930,000 at December 31, 2006 and 2005, respectively. Income earned on these policies, net of expenses, totaled $319,000, $287,000 and $349,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Income earned on these policies is not subject to Federal and State income tax.

15. COMPREHENSIVE INCOME

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. The unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss). Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

At December 31, 2006, 2005 and 2004, the Company held securities classified as available-for-sale which had unrealized (losses) gains as follows:

	Before Tax	Tax Benefit (Expense)	After Tax
For the Year Ended December 31, 2006			
Total other comprehensive income:			
Unrealized holding gains	$ 679,000	$ (280,000)	$ 399,000
For the Year Ended December 31, 2005			
Other comprehensive loss:			
Unrealized holding losses	$ (1,027,000)	$ 423,000	$ (604,000)
Reclassification adjustment for losses included in net income	(8,000)	3,000	(5,000)
Total other comprehensive loss	$ (1,019,000)	$ 420,000	$ (599,000)

PLUMAS BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

15. COMPREHENSIVE INCOME (Continued)

For the Year Ended December 31, 2004

Other comprehensive loss:			
Unrealized holding losses	$ (885,000)	$ 362,000	$ (523,000)
Reclassification adjustment for gains included in net income	235,000	(100,000)	135,000
Total other comprehensive loss	$ (1,120,000)	$ 462,000	$ (658,000)

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by management to estimate the fair value of its financial instruments at December 31, 2006 and 2005:

Cash and cash equivalents: For cash and cash equivalents, the carrying amount is estimated to be fair value.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. Fair values of loans held for sale, if any, are estimated using quoted market prices for similar loans. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. The fair value of loans is adjusted for the allowance for loan losses. The carrying amount of accrued interest receivable approximates its fair value.

Bank owned life insurance: The fair values of bank owned life insurance policies are based on current cash surrender values at each reporting date provided by the insurers.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term borrowings: The carrying amount of the short-term borrowings approximates its fair value.

Junior subordinated deferrable interest debentures: The fair value of junior subordinated deferrable interest debentures was determined based on the current market value for like kind instruments of a similar maturity and structure.

Commitments to extend credit and letters of credit: The fair value of commitments are estimated using the fees currently charged to enter into similar agreements. Commitments to extend credit are primarily for variable rate loans and letters of credit. For these commitments, there is no significant difference between the committed amounts and their fair values and therefore, is not included in the table below.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 11,293,000	$ 11,293,000	$ 24,596,000	$ 24,596,000
Investment securities	74,795,000	74,841,000	97,844,000	97,712,000
Loans	351,977,000	350,721,000	319,156,000	320,540,000
Cash surrender value of life insurance policies	9,449,000	9,449,000	8,930,000	8,930,000
Accrued interest receivable	2,784,000	2,784,000	2,673,000	2,673,000
Financial liabilities:				
Deposits	$ 402,176,000	$ 402,326,000	$ 426,560,000	$ 426,437,000
Short-term borrowings	20,000,000	20,000,000		
Junior subordinated deferrable interest debentures	10,310,000	10,392,000	10,310,000	10,495,000
Accrued interest payable	556,000	556,000	484,000	484,000

17. INTANGIBLE ASSETS

During 2003, the Company acquired certain assets and liabilities of the Kings Beach, Loyalton, Portola, Quincy and Truckee branches of Placer Sierra Bank. Upon acquisition, premises and equipment were valued at fair value and a core deposit premium was recorded as an intangible asset. This core deposit premium, along with core deposit premiums from previous acquisitions, is amortized using the straight-line method over ten years. Annually, the intangible asset is analyzed for impairment. At December 31, 2006, 2005 and 2004, no impairment of the intangible asset has been recognized in the consolidated financial statements. Amortization expense totaled $301,000, $301,000 and $299,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Unamortized core deposit premiums related to acquisitions totaled $1,338,000 and $1,638,000 at December 31, 2006 and 2005, respectively. The estimated intangible amortization is $301,000 for each year through December 31, 2010.

18. SUBSEQUENT EVENT

On January 22, 2007 the Company announced that its Board of Directors authorized a common stock repurchase plan. The plan calls for the repurchase of up to 250,000 shares, or approximately 5%, of the Company's shares outstanding as of January 22, 2007. The repurchases will be made from time to time by the Company in the open market or privately negotiated transactions as conditions allow and all shares repurchased under this plan will be retired. The number, price and timing of the repurchases shall be at the Company's sole discretion and the plan may be re-evaluated depending on market conditions, liquidity needs or other factors. The Board, based on such re-evaluations, may suspend, terminate, modify or cancel the plan at any time without notice.

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET

December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 857,000	$ 2,409,000
Investment in bank subsidiary	44,740,000	38,158,000
Other assets	650,000	896,000
Total assets	$ 46,247,000	$ 41,463,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 85,000	$ 16,000
Junior subordinated deferrable interest debentures	10,310,000	10,310,000
Total liabilities	10,395,000	10,326,000
Shareholders' equity:		
Common stock	4,828,000	4,412,000
Retained earnings	31,716,000	27,816,000
Accumulated other comprehensive loss	(692,000)	(1,091,000)
Total shareholders' equity	35,852,000	31,137,000
Total liabilities and shareholders' equity	$ 46,247,000	$ 41,463,000

CONDENSED STATEMENT OF INCOME

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Income:			
Dividends declared by bank subsidiary		$ 840,000	$ 1,250,000
Earnings from investment in Plumas Statutory Trusts I and II	$ 24,000	14,000	9,000
Total income	24,000	854,000	1,259,000
Expenses:			
Interest on junior subordinated deferrable interest debentures	810,000	479,000	305,000
Other expenses	793,000	611,000	335,000
Total expenses	1,603,000	1,090,000	640,000
(Loss) income before equity in undistributed income of subsidiary	(1,579,000)	(236,000)	619,000
Equity in undistributed income of subsidiary	6,183,000	4,328,000	2,771,000
Income before income taxes	4,604,000	4,092,000	3,390,000
Income tax benefit	598,000	436,000	256,000
Net income	$ 5,202,000	$ 4,528,000	$ 3,646,000

PLUMAS BANCORP AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 5,202,000	$ 4,528,000	$ 3,646,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiary	(6,183,000)	(4,328,000)	(2,771,000)
Stock-based compensation expense	174,000		
Decrease (increase) in other assets	246,000	(127,000)	(106,000)
Increase (decrease) in other liabilities	69,000	11,000	(31,000)
Net cash (used in) provided by operating activities	(492,000)	84,000	738,000
Cash flows from investing activities:			
Investment in bank subsidiary		(1,000,000)	
Investment in Plumas Statutory Trust II		(124,000)	
Net cash used in investing activities		(1,124,000)	
Cash flows from financing activities:			
Proceeds from the issuance of junior subordinated deferrable interest debentures		4,124,000	
Payment of cash dividends	(1,302,000)	(1,082,000)	(914,000)
Proceeds from the exercise of stock options	181,000	407,000	68,000
Excess tax benefits from stock-based compensation	61,000		
Cash paid for fractional shares		(8,000)	
Net cash (used in) provided by financing activities	(1,060,000)	3,441,000	(846,000)
(Decrease) increase in cash and cash equivalents	(1,552,000)	2,401,000	(108,000)
Cash and cash equivalents at beginning of year	2,409,000	8,000	116,000
Cash and cash equivalents at end of year	$ 857,000	$ 2,409,000	$ 8,000
Non-cash investing activities:			
Net change in unrealized gain (loss) on investment securities available-for-sale	$ 679,000	$ (1,019,000)	$ (1,122,000)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Plumas Bancorp and subsidiary (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

Management, including the undersigned Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of December 31, 2006. In conducting its assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by Perry-Smith LLP an independent registered public accounting firm, as stated in their report appearing on page 51, which expresses unqualified opinions on management's assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2006.

/s/ D. N. BIDDLE
Mr. Douglas N. Biddle
President and Chief Executive Officer

/s/ ANDREW RYBACK
Mr. Andrew J. Ryback
Executive Vice President and Chief Financial Officer

Dated March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors
Plumas Bancorp and Subsidiary

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Plumas Bancorp and subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
(Continued)

In our opinion, management's assessment that Plumas Bancorp and subsidiary maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Plumas Bancorp and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Plumas Bancorp and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006 and our report dated March 12, 2007 expressed an unqualified opinion.

/s/ PERRY-SMITH LLP

Sacramento, California
March 12, 2007

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 10 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference. incorporated herein.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Items 11 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Items 12 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 13 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Items 14 can be found in Plumas Bancorp's Definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934, and is by this reference incorporated herein.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) <u>Exhibits</u>

The following documents are included or incorporated by reference in this Annual Report on Form 10K.

3.1 Articles of Incorporation as amended of Registrant included as exhibit 3.1 to the Registrant's Form S-4, File No. 333-84534, which is incorporated by reference herein.

3.2 Bylaws of Registrant included as exhibit 3.2 to the Registrant's Form S-4, File No. 333-84534, which is incorporated by reference herein.

3.3 Amendment of the Articles of Incorporation of Registrant dated November 1, 2002.

3.4 Amendment of the Articles of Incorporation of Registrant dated August 17, 2005.

4 Specimen form of certificate for Plumas Bancorp included as exhibit 4 to the Registrant's Form S-4, File No. 333-84534, which is incorporated by reference herein.

10.1 Executive Salary Continuation Agreement of Andrew J. Ryback dated August 23, 2005, is included as Exhibit 10.1 to the Registrant's 8-K filed on October 17, 2005, which is incorporated by this reference herein.

10.2 Split Dollar Agreement of Andrew J. Ryback dated August 23, 2005, is included as Exhibit 10.2 to the Registrant's 8-K filed on October 17, 2005, which is incorporated by this reference herein.

10.5 Employment Agreement of Douglas N. Biddle dated January 1, 2006 is included as Exhibit 10.5 to the Registrant's 8-K filed on March 15, 2006, which is incorporated by this reference herein.

10.6 Executive Salary Continuation Agreement as amended of Douglas N. Biddle dated June 2, 1994, is included as Exhibit 10.6 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.7 Split Dollar Agreements of Douglas N. Biddle dated January 24, 2002, is included as Exhibit 10.7 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.9 Executive Salary Continuation Agreement as amended of Dennis C. Irvine dated June 2, 1994, is included as Exhibit 10.9 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.10 Split Dollar Agreements of Dennis C. Irvine dated January 24, 2002, is included as Exhibit 10.10 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.11 First Amendment to Executive Salary Continuation Agreement of Robert T. Herr dated September 15, 2004, is included as Exhibit 10.11 to the Registrant's 8-K filed on September 17, 2004, which is incorporated by this reference herein.

10.13 Deferred Fee Agreement as amended of Jerry V. Kehr dated August 19, 1998, is included as Exhibit 10.13 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.14 Amended and Restated Director Retirement Agreement of Jerry V. Kehr dated April 28, 2000, is included as Exhibit 10.14 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.15 Consulting Agreement of Jerry V. Kehr dated May 10, 2000, is included as Exhibit 10.15 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.16 Deferred Fee Agreement of Jerry V. Kehr dated December 21, 2005 is included as Exhibit 10.16 to the Registrant's 8-K filed on March 15, 2006, which is incorporated by this reference herein.

10.18 Amended and Restated Director Retirement Agreement of Daniel E. West dated May 10, 2000, is included as Exhibit 10.18 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.19 Consulting Agreement of Daniel E. West dated May 10, 2000, is included as Exhibit 10.19 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.20 Split Dollar Agreements of Robert T. Herr dated September 15, 2004, is included as Exhibit 10.20 to the Registrant's 8-K filed on September 17, 2004, which is incorporated by this reference herein.

10.21 Amended and Restated Director Retirement Agreement of Alvin G. Blickenstaff dated April 19, 2000, is included as Exhibit 10.21 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.22 Consulting Agreement of Alvin G. Blickenstaff dated May 8, 2000, is included as Exhibit 10.22 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.24 Amended and Restated Director Retirement Agreement of Gerald W. Fletcher dated May 10, 2000, is included as Exhibit 10.24 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.25 Consulting Agreement of Gerald W. Fletcher dated May 10, 2000, is included as Exhibit 10.25 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.27 Amended and Restated Director Retirement Agreement of Arthur C. Grohs dated May 9, 2000, is included as Exhibit 10.27 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.28 Consulting Agreement of Arthur C. Grohs dated May 9, 2000, is included as Exhibit 10.28 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.30 Amended and Restated Director Retirement Agreement of Christine McArthur dated May 12, 2000, is included as Exhibit 10.30 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.31 Consulting Agreement of Christine McArthur dated May 12, 2000, is included as Exhibit 10.31 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.33 Amended and Restated Director Retirement Agreement of Terrance J. Reeson dated April 19, 2000, is included as Exhibit 10.33 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.34 Consulting Agreement of Terrance J. Reeson dated May 10, 2000, is included as Exhibit 10.34 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.39 Deferred Fee Agreement of Thomas Watson dated March 3, 2001, is included as Exhibit 10.39 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.40 Form of Indemnification Agreement, is included as Exhibit 10.41 to the Registrant's 10-QSB for June 30, 2002, which is incorporated by this reference herein.

10.41 2001 Stock Option Plan as amended is included as exhibit 99.1 of the Form S-8 filed July 23, 2002, File No. 333-96957.

10.43 Plumas Bank 401(k) Profit Sharing Plan as amended is included as exhibit 99.1 of the Form S-8 filed February 14, 2003, File No. 333-103229.

10.44	Executive Salary Continuation Agreement of Robert T. Herr dated June 4, 2002, is included as Exhibit 10.44 to the Registrant's 10-Q for March 31, 2003, which is incorporated by this reference herein.
10.46	1991 Stock Option Plan as amended is included as Exhibit 10.46 to the Registrant's 10-Q for September 30, 2004, which is incorporated by this reference herein.
10.47	Specimen form of Incentive Stock Option Agreement under the 1991 Stock Option Plan is included as Exhibit 10.47 to the Registrant's 10-Q for September 30, 2004, which is incorporated by this reference herein.
10.48	Specimen form of Non-Qualified Stock Option Agreement under the 1991 Stock Option Plan is included as Exhibit 10.48 to the Registrant's 10-Q for September 30, 2004, which is incorporated by this reference herein.
10.49	Amended and Restated Plumes Bancorp Stock Option Plan is included as Exhibit 10.49 to the Registrant's 10-Q for September 30, 2006, which is incorporated by this reference herein.
10.59	Director Retirement Agreement of Thomas Watson dated May 1, 2003, is included as Exhibit 10.59 to the Registrant's 10-Q for June 30, 2003, which is incorporated by this reference herein.
10.60	Consulting Agreement of Thomas Watson dated May 1, 2003, is included as Exhibit 10.60 to the Registrant's 10-Q for June 30, 2003, which is incorporated by this reference herein.
10.62	Deferred Fee Agreement of Thomas Watson dated December 23, 2004, is included as Exhibit 10.62 to the Registrant's 8-K filed on January 6, 2005, which is incorporated by this reference herein.
10.63	Deferred Fee Agreement of Jerry V. Kehr dated December 24, 2004, is included as Exhibit 10.63 to the Registrant's 8-K filed on January 6, 2005, which is incorporated by this reference herein.
11	Computation of per share earnings appears in the attached 10-K under Item 8 Financial Statements - Plumas Bancorp and Subsidiary Notes to Consolidated Financial Statements as Footnote 10 – Shareholders' Equity.
21.01	Plumas Bank - California.
21.02	Plumas Statutory Trust I – Connecticut.
21.03	Plumas Statutory Trust II – Connecticut.
23	Independent Auditor's Consent letter dated March 12, 2007.
31.1	Rule 13a-14(a) [Section 302] Certification of Principal Financial Officer dated March 12, 2007.
31.2	Rule 13a-14(a) [Section 302] Certification of Principal Executive Officer dated March 12, 2007.
32.1	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 12, 2007.
32.2	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 dated March 12, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLUMAS BANCORP
(Registrant)

Date: March 14, 2007

/s/ D. N. BIDDLE

Douglas N. Biddle
President/Chief Executive Officer

/s/ ANDREW RYBACK

Andrew J. Ryback
Executive Vice President/Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ DANIEL E. WEST — Dated: March 14, 2007

Daniel E. West, *Director and Chairman of the Board*

/s/ TERRANCE J. REESON — Dated: March 14, 2007

Terrance J. Reeson, *Director and Vice Chairman of the Board*

/s/ D. N. BIDDLE — Dated: March 14, 2007

Douglas N. Biddle, *Director*

/s/ ALVIN G. BLICKENSTAFF — Dated: March 14, 2007

Alvin G. Blickenstaff, *Director*

/s/ W. E. ELLIOTT — Dated: March 14, 2007

William E. Elliott, *Director*

/s/ GERALD W. FLETCHER — Dated: March 14, 2007

Gerald W. Fletcher, *Director*

/s/ JOHN FLOURNOY — Dated: March 14, 2007

John Flournoy, *Director*

/s/ ARTHUR C. GROHS — Dated: March 14, 2007

Arthur C. Grohs, *Director*

/s/ JERRY V. KEHR — Dated: March 14, 2007

Jerry V. Kehr, *Director*

/s/ CHRISTINE MCARTHUR — Dated: March 14, 2007

Christine McArthur, *Director*

/s/ THOMAS WATSON — Dated: March 14, 2007

Thomas Watson, *Director*

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Plumas Bancorp

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Plumas Bancorp, which will be held at the Plumas Bank Credit Administration Building located at 32 Central Avenue, Quincy, California, on Wednesday, May 16, 2007 at 10:30 a.m. At this annual meeting, shareholders will be asked to elect eleven directors for the next year.

Plumas Bancorp is requesting your proxy to vote in favor of all of the nominees for election as directors. The Board of Directors of Plumas Bancorp recommends that you vote "FOR" the election of each of the nominees.

The proxy statement contains information about each of the nominees for directors.

To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

Sincerely,



Douglas N. Biddle
President and Chief Executive Officer

The date of this proxy statement is March 28, 2007

Notice of Annual Meeting of Shareholders
Plumas Bancorp

To: The Shareholders of
Plumas Bancorp

Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, the annual meeting of shareholders of Plumas Bancorp will be held at the Plumas Bank Credit Administration Building located at 32 Central Avenue, Quincy, California, on Wednesday, May 16, 2007 at 10:30 a.m., for the purpose of considering and voting upon the following matters:

1. **Election of Directors.** To elect eleven (11) persons to serve as directors of the Bancorp until their successors are duly elected and qualified.

Douglas N. Biddle	Alvin G. Blickenstaff	William E. Elliott
Gerald W. Fletcher	John Flournoy	Arthur C. Grohs
Jerry V. Kehr	Christine McArthur	Terrance J. Reeson
Thomas Watson	Daniel E. West	

2. **Transaction of Other Business.** To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on March 26, 2007 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the meeting.

Section 3.3 of the Bylaws of Plumas Bancorp sets forth the nomination procedure for nominations of directors. Section 3.3 provides:

Nominations of Directors. Nominations for election of members of the board may be made by the board or by any holder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations (other than for persons named in the notice of the meeting called for the election of directors) shall be made in writing and shall be delivered or mailed to the president of the corporation by the later of: (i) the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors; or (ii) ten (10) days after the date of mailing of notice of the meeting to shareholders. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of capital stock of the corporation owned by the notifying stockholder; (f) the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by notifying shareholder and the identities and locations of any such institutions; and (g) whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition on bankruptcy or been adjudged bankrupt. The notification shall be signed by the nominating shareholder and by each nominee, and shall be accompanied by a written consent to be named as a nominee for election as a director from each proposed nominee. Nominations not made in accordance with these procedures shall be disregarded by the then chairperson of the meeting, and upon his or her instructions, the inspectors of election shall disregard all votes cast for each such nominee. The foregoing requirements do not apply to the nomination of a person to replace a proposed nominee who has become unable to serve as a director between the last day for giving notice in accordance with this paragraph and the date of election of directors if the procedure called for in this paragraph was followed with respect to the nomination of the proposed nominee.

You are urged to vote in favor of the election of all of the nominees for directors by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting, you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

By Order of the Board of Directors



Dated: March 28, 2007

Terrance J. Reeson, Secretary

Plumas Bancorp
Proxy Statement
Annual Meeting of Shareholders
May 16, 2007

Plumas Bancorp is providing this proxy statement to shareholders of Plumas Bancorp in connection with the annual meeting (the "Meeting") of shareholders of Plumas Bancorp to be held at the Plumas Bank Credit Administration Building located at 32 Central Avenue, Quincy, California, on Wednesday, May 16, 2007 at 10:30 a.m. and at any and all adjournments thereof.

It is expected that Plumas Bancorp will mail this proxy statement and accompanying notice and form of proxy to shareholders on or about April 6, 2007.

Revocability of Proxies

A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of Plumas Bancorp an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of Plumas Bancorp is Terrance J. Reeson, and any revocation should be filed with him at Plumas Bancorp, 35 S. Lindan Avenue, Quincy, California 95971. In addition, the powers of the proxy holders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxy holders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. **If no instruction is specified with regard to the matter to be acted upon, the proxy holders will vote the shares represented by the proxy "FOR" each of the nominees for directors. If any other matter is presented at the meeting, the proxy holders will vote in accordance with the recommendations of management.**

Persons Making the Solicitation

The Board of Directors of Plumas Bancorp is soliciting proxies. Plumas Bancorp (the "Company") will bear the expense of preparing, assembling, printing and mailing this proxy statement and the material used in the solicitation of proxies for the meeting. The Company contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Plumas Bancorp may solicit proxies personally or by telephone, without receiving special compensation for the solicitation. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, the Company may utilize the services of individuals or entities not regularly employed by Plumas Bancorp in connection with the solicitation of proxies, if management of the Company determines that this is advisable.

Voting Securities

Management of the Company has fixed March 26, 2007 as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the meeting. On March 26, 2007, there were 4,999,596 shares of Plumas Bancorp's common stock issued and outstanding. Each holder of Plumas Bancorp's common stock will be entitled to one vote for each share of the Company's common stock held of record on the books of Plumas Bancorp as of the record date. In connection with the election of directors, shares may be voted cumulatively if a shareholder present at the meeting gives notice at the meeting, prior to the voting for election of directors, of his or her intention to vote cumulatively. If any shareholder of Plumas Bancorp gives that notice, then all shareholders eligible to vote will be entitled to cumulate their shares in voting for election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of shares held in his or her name as of the record date, multiplied by the number of directors to be elected. These votes may be cast for any one nominee, or may be distributed among as many nominees as the shareholder sees fit. If cumulative voting is declared at the meeting, votes represented by proxies delivered pursuant to this proxy statement may be cumulated in the discretion of the proxy holders, in accordance with management's recommendation.

The effect of broker nonvotes is that such votes are not counted as being voted; however such votes are counted for purposes of determining a quorum. The effect of a vote of abstention on any matter is that such vote is not counted as a vote for or against the matter, but is counted as an abstention.

Shareholdings of Certain Beneficial Owners and Management

Management of Plumas Bancorp knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of the Company's common stock, except as set forth in the table below. The following table sets forth, as of March 15, 2007, the number and percentage of shares of Plumas Bancorp's outstanding common stock beneficially owned, directly or indirectly, by each of the Company's directors, named executive officers and principal shareholders and by the directors and executive officers of the Company as a group. The shares "beneficially owned" are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of March 15, 2007. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned or acquirable by exercise of stock options. Management is not aware of any arrangements, which may result in a change of control of Plumas Bancorp.

Beneficial Owner	Amount and Nature of Beneficial Ownership (a)	Percent of Class (a)
Principal Shareholders that own 5% or more:		
Ernest G. Leonhardt 1987 Irrevocable Trust (b)	245,296	4.9
Cortopassi (c)	486,112	9.7
Directors and Named Executive Officers:		
Douglas N. Biddle, President & CEO and Director	63,254 (1)	1.3
Monetta R. Dembosz, EVP & Operations Manager	15,064 (2)	*
Robert T. Herr, EVP & Loan Administrator	14,625 (3)	*
Dennis C. Irvine, EVP & CITO	29,887 (4)	*
Andrew J. Ryback, EVP & CFO	23,198 (5)	*
Daniel E. West, Director and Chairman of the Board	55,789 (6)	1.1
Terrance J. Reeson, Director, Vice Chairman of the Board and Secretary of the Board	189,883 (7)	3.8
Alvin G. Blickenstaff, Director	78,506 (8)	1.6
William E. Elliott, Director	185,771 (9)	3.7
Gerald W. Fletcher, Director	36,789 (10)	*
John Flournoy, Director	4,575 (11)	*
Arthur Grohs, Director	41,348 (12)	*
Jerry V. Kehr, Director	214,405 (13)	4.3
Christine McArthur, Director	12,448 (14)	*
Tom Watson, Director	21,634 (15)	*
All 15 Directors and Executive Officers as a Group	781,292	15.2

* Less than one percent

(a) Includes 127,898 shares subject to options held by the directors and executive officers that were exercisable within 60 days of March 15, 2006. These are treated as issued and outstanding for the purpose of computing the percentage of each director, named executive officer and the directors and officers as a group, but not for the purpose of computing the percentage of class owned by any other person, including principal shareholders.

(b) Charles W. Leonhardt and Linda L. Leonhardt are the Trustees of the Ernest G. Leonhardt 1987 Irrevocable Trust. The address of the Trust is 15 Quincy Junction Road, Quincy, California 95971.

(c) Two Cortopassi controlled entities have beneficial ownership over a total of 486,112 shares of Plumas Bancorp. The Cortopassi Family Trust owns 150,000 shares of Plumas Bancorp, while Cortopassi Partners L.P. owns 336,112 shares of Plumas Bancorp. Dean A. Cortopassi is the Trustee of the Cortopassi Family Trust. San Tomo, Inc. is the general partner of Cortopassi Partners L.P. The address of the Limited Partnership is 11292 North Alpine Road, Stockton, California 95212.

(1) Mr. Biddle has shared voting and investment powers as to 40,455 shares, sole voting and investment powers as to 6,679 shares and sole investment powers but no voting powers as to 4,761 shares. He also has 11,359 shares acquirable by exercise of stock options.

(2) Ms. Dembosz has shared voting and investment powers as to 4,839 shares and sole investment powers but no voting powers as to 4,415 shares. She also has 5,810 shares acquirable by exercise of stock options.

(3) Mr. Herr has 14,625 shares acquirable by exercise of stock options.

(4) Mr. Irvine has shared voting and investing powers as to 9,925 and sole investment powers but no voting powers as to 6,432 shares. He also has 13,530 shares acquirable by exercise of stock options.

(5) Mr. Ryback has shared voting and investment powers as to 5,659 shares and sole investment powers but no voting powers as to 3,429 shares. He also has 14,110 shares acquirable by exercise of stock options.

(6) Mr. West has sole voting and investment powers as to 7,125 shares, shared voting and investment powers as to 17,797 shares, sole voting powers but shared investment powers as to 16,794 shares and no voting or investment powers as to 3,637 shares. He also has 10,436 shares acquirable by exercise of stock options.

(7) Mr. Reeson has shared voting and investment powers as to 71,975 shares and sole voting and investing powers as to 2,796 shares. Mr. Reeson, along with Messrs. Elliott and Kehr, are administrators of the Plumas Bank 401k Plan. The administrators of the Plan have shared voting powers as to 102,942 shares, of which beneficial ownership of 102,942 shares are disclaimed by Mr. Reeson. He also has 12,170 shares acquirable by exercise of stock options.

(8) Mr. Blickenstaff has shared voting and investment powers as to 67,172 shares, sole voting and investing powers as to 5,673 shares and no voting or investment powers as to 2,851 shares. He also has 2,810 shares acquirable by exercise of stock options.

(9) Mr. Elliott has shared voting and investment powers as to 66,867 shares, sole voting and investment powers as to 15,962 shares. Mr. Elliott, along with Messrs. Kehr and Reeson, are administrators of the Plumas Bank 401k Plan. The administrators of the Plan have shared voting powers as to 102,942 shares, of which beneficial ownership of 102,942 shares are disclaimed by Mr. Elliott.

(10) Mr. Fletcher has shared voting and investment powers as to 30,046 shares. He also has 6,743 shares acquirable by exercise of stock options.

(11) Mr. Flournoy has sole voting and investment powers as to 4,075 shares. He also has 500 shares acquirable by exercise of stock options.

(12) Mr. Grohs has shared voting and investment powers as to 30,842 shares and no voting or investment powers as to 571 shares. He also has 9,935 shares acquirable by exercise of stock options.

(13) Mr. Kehr has sole voting and investment powers as to 97,424 shares and shared voting and investment powers as to 5,604 shares. Mr. Kehr, along with Messrs. Elliott and Reeson, are administrators of the Plumas Bank 401k Plan. The administrators of the Plan have shared voting powers as to 102,942 shares, of which beneficial ownership of 102,942 shares are disclaimed by Mr. Kehr. He also has 8,435 shares acquirable by exercise of stock options.

(14) Ms. McArthur has shared voting and investment powers at to 7,426 shares, sole voting and investing powers as to 262 shares and no voting or investment powers as to 262 shares She also has 4,498 shares acquirable by exercise of stock options.

(15) Mr. Watson has sole voting and investment powers as to 8,697 shares. He also has 12,937 shares acquirable by exercise of stock options.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plumas Bancorp's directors and certain executive officers and persons who own more than ten percent (10%) of a registered class of the Company's equity securities (collectively, the "Reporting Persons"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). The Reporting Persons are required by SEC regulation to furnish the Bancorp with copies of all Section 16(a) forms they file.

Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company during and with respect to its 2006 fiscal year, no director, executive officer or beneficial owner of 10% or more of the Company's common stock failed to file, on a timely basis, reports required during or with respect to 2006 by Section 16(a) of the Securities Exchange Act of 1934, as amended, except for Ms. McArthur, who inadvertently failed to file four timely reports on Form 4 with respect to six transactions; Mr. Biddle, who inadvertently failed to file one timely report on Form 4 with respect to one transactions; Mr. Irvine, who inadvertently failed to file one timely report on Form 4 with respect to one transaction; and Mr. Flournoy, who inadvertently failed to file one timely report on Form 4 with respect to one transaction; and Ms. Dembosz who failed to file a timely Form 3.

Election of Directors

The persons named below, all of whom are current members of the Board of Directors (the "Board"), will be nominated for election as directors at the Meeting to serve until the 2008 Annual Meeting of Shareholders and until their successors are elected and have qualified. Votes of the proxy holders will be cast in such a manner as to effect the election of all 11 nominees, as appropriate. The 11 nominees for directors receiving the most votes will be elected directors. In the event that any of the nominees should be unable to serve as a director, it is intended that the Proxy will be voted for the election of such substitute nominee, if any, as shall be designated by the Board. The Board has no reason to believe that any of the nominees named below will be unable to serve if elected. Additional nominations for directors may only be made by complying with the nomination procedures which are included in the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement.

The following table sets forth the names of, and certain information concerning, the persons to be nominated by the Board for election as directors of Plumas Bancorp.

Name and Title Other than Director	Age	Year First Appointed Director	Principal Occupation During the Past Five Years
Douglas N. Biddle President and CEO	53	2005	President and CEO of Plumas Bancorp, Quincy, CA.
Daniel E. West Chairman of the Board	53	1997	President, Graeagle Land & Water Co., a land management company. President, Graeagle Water Co, a private water utility, Graeagle, CA
Terrance J. Reeson Secretary of the Board	63	1984	Retired. Formerly with the U.S. Forestry Service, Quincy, CA.
Alvin G. Blickenstaff	71	1988	Farmer and Rancher, partner in Blickenstaff Ranch, Janesville, CA.
William E. Elliott	66	1987	Retired. Formerly President and CEO of Plumas Bancorp, Quincy, CA.
Gerald W. Fletcher	64	1988	Forest Products Wholesaler, Susanville, CA.
John Flournoy	62	2005	Rancher and Chief Financial Officer of Likely Land and Livestock Corporation. Likely, CA.
Arthur C. Grohs	70	1988	Retired. Former Retailer, Sparks, NV.
Jerry V. Kehr	77	1980	Real Estate Broker, Coldwell Banker, Kehr/O'Brien Real Estate, Chester, CA.
Christine McArthur	45	1999	Co-Owner and operator of McArthur Farm Supply, Inc. and ranching operation, McArthur Livestock, McArthur, CA.
Thomas Watson	63	2001	Owner and operator of Truckee River Associates, a real estate development management firm, Truckee, CA.

All nominees will continue to serve if elected at the meeting until the 2008 annual meeting of shareholders and until their successors are elected and have been qualified. None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers of Plumas Bancorp acting within their capacities as such. There are no family relationships between any of the directors of Plumas Bancorp. No director of the Company serves as a director of any company that has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

The Board of Directors and Committees

During 2006, the Company's Board of Directors met 14 times. None of Plumas Bancorp's directors attended less than 75 percent of all Board of Directors' meetings and committee meetings of which they were members. The Company does not have a policy requiring director attendance at its annual meeting. However, most directors attend the meeting as a matter of course. All the directors attended the annual meeting of shareholders held in May 2006. The Board has established, among others, an Audit Committee, Corporate Governance Committee and a Compensation Committee, and each of these committees have charters. Charters for each of these committees are available on the Company's website www.plumasbank.com.

Shareholder Communication with the Board of Directors

If you wish to communicate with the Board of Directors you may send correspondence to the Corporate Secretary, Plumas Bancorp, 35 S. Lindan Avenue, Quincy, California 95971. The Corporate Secretary will submit your correspondence to the Board of Directors or the appropriate committee, as applicable.

Code of Ethics

The Board of Directors has adopted a code of business conduct and ethics for directors, officers (including Plumas Bancorp's principal executive officer and principal financial officer) and financial personnel, known as the Corporate Governance Code of Ethics Policy. This Code of Ethics Policy is available on Plumas Bancorp's website at www.plumasbank.com. Shareholders may request a free copy of the Code of Ethics Policy from Plumas Bancorp, Ms. Elizabeth Kuipers, Investor Relations, 35 S. Lindan Avenue, Quincy, California 95971.

Director Independence

The Board has determined that each of the following non-employee directors is "independent" within the meaning of the listing standards and rules of NASDAQ.

Daniel E. West
Alvin G. Blickenstaff
John Flournoy
Jerry V. Kehr
Thomas Watson
Terrance J. Reeson
Gerald W. Fletcher
Arthur C. Grohs
Christine McArthur

Audit Committee

Plumas Bancorp has an Audit Committee composed of Mr. Reeson, Chairman and Messrs. Flournoy, and Watson. The Board has determined that each member of the Audit Committee meets the independence and experience requirements of the listing standards of NASDAQ and the Securities and Exchange Commission. The Board has determined that the Audit Committee does not have an "audit committee financial expert," as that term is defined in Item 401(h) of SEC Regulation S-K, because (i) none of the members of the Audit Committee possesses all the requisite qualifications to be considered an "audit committee financial expert" and (ii) thus far, the Board has not been able to successfully recruit an individual who qualifies as an "audit committee financial expert" and who would be willing to serve on the Audit Committee in that capacity. In the future as a Board vacancy occurs, the Board of Directors will attempt to recruit a member who will meet the SEC definition of "audit committee financial expert".

The Audit Committee met seven times during 2006. The Audit Committee reviews all internal and external audits including the audit by Perry-Smith LLP, the Company's independent auditor, report any significant findings of audits to the Board of Directors, and ensures that the internal audit plans are met, programs are carried out, and deficiencies and weaknesses, if any, are addressed. The Audit Committee meets regularly to discuss and review the overall audit plan. The Audit Committee's policy is to pre-approve all recurring audit and non-audit services provided by the independent auditors through the use of engagement letters. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding all services provided by the independent auditors and fees associated with those services performed to date. Other than some ancillary audit and accounting services and some ancillary tax and accounting consulting services, the fees paid to the independent auditors in 2006 and 2005 were approved per the Audit Committee's pre-approval policies.

Audit Committee Report

This report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Plumas Bancorp specifically incorporates this information by reference, and shall not otherwise be deemed filed under the Acts.

The Board of Directors and the Audit Committee has reviewed Plumas Bancorp's audited financial statements and discussed such statements with management. The Board of Directors and the Audit Committee has discussed with Perry-Smith LLP, the Company's independent auditors during the year 2006, the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (Communication with Audit and Finance Committees, as amended).

The Audit Committee received written disclosures and a letter from Perry-Smith LLP, required by Independence Standards Board Standard No. 1 and has discussed with them their independence from management. The Audit Committee has also considered whether the independent auditors' provision of other non-audit services is compatible with the auditors' independence.

Based on the review and discussions noted above, the Audit Committee recommended to the Board of Directors that Plumas Bancorp's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE:
Terrance J. Reeson, Chairman
John Flournoy
Thomas Watson

Corporate Governance Committee

Plumas Bancorp has a Corporate Governance Committee which met six times during 2006. The Corporate Governance committee consists of Mr. Grohs, Chairman and Messrs. Kehr, West and Biddle and Ms. McArthur. The Board has determined that Messrs. Grohs, Kehr, West, and Ms. McArthur are "independent" within the meaning of the listing standards and rules of NASDAQ. The Corporate Governance committee provides assistance to the Board by identifying qualified individuals as prospective Board members, recommends to the Board the director nominees for election at the annual meeting of shareholders, oversees the annual review and evaluation of the performance of the Board and its committees and develops and recommends corporate governance guidelines to the Board of Directors.

The Corporate Governance Committee does not have any written specific minimum qualifications or skills that the committee believes must be met by either a committee-recommended or a security holder-recommended candidate in order to serve on the committee. The Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not to wish to continue in service or if the Corporate Governance Committee or the Board decided not to re-nominate a member for re-election, the Corporate Governance Committee identifies the desired skills and experience of a new nominee in light of the following criteria. When identifying and evaluating new directors, the Corporate Governance Committee considers the diversity and mix of the existing Board of Directors, including, but not limited to, such factors as: the age of the current directors, their geographic location (being a community bank, there is a strong preference for local directors), background and employment experience. Among other things, when examining a specific candidate's qualifications, the Corporate Governance Committee considers: the ability to represent the best interest of the Company, existing relationships with the Company, interest in the affairs of the Company and its purpose, the ability to fulfill director responsibilities, leadership skill, reputation within the Company's community, community service, integrity, business judgment, ability to develop business for Plumas Bancorp and the ability to work as a member of a team. All nominees to be considered at the Meeting were recommended by the Corporate Governance Committee.

The Corporate Governance Committee will consider nominees to the Board proposed by shareholders, although the Board has no formal policy with regard to shareholder nominees as it considers all nominees on their merits as aforementioned. Any shareholder nominations proposed for consideration by the Board may only be made by complying with the nomination procedures which are included in the Notice of Annual Meeting of Shareholders accompanying this Proxy and should be addressed to:

President
Plumas Bancorp
35 S. Lindan Avenue
Quincy, CA 95971

Compensation Committee

Plumas Bancorp has a Compensation Committee that met three times in 2006. The Compensation Committee consists of Mr. Kehr, Chairman and Messrs. Blickenstaff, Grohs, and Ms. McArthur. The Board has determined that Messrs. Kehr, Grohs, Blickenstaff, and Ms. McArthur are "independent" within the meaning of the listing standards and rules of NASDAQ. The Compensation Committee reviews human resource policies, establishes the compensation for the Chief Executive Officer and other executive officers, reviews salary recommendations, grants stock options and approves other personnel matters, which are in excess of management's authority.

The Compensation Committee's responsibilities, discussed in detail in its charter include, among other duties, the responsibility to:

- Provide advice and consent to the Board of Directors in appointment and evaluation of the job performance of the Chief Executive Officer;
- Provide advice and consent to the Chief Executive Officer in the appointment of other executive officers, with approval by the Board of Directors;
- Provide advice and consent to the Board of Directors in the evaluation and approval of Company directors and executive officers compensation plans, policies and programs;
- Provide advice and consent to executive officers relating to company compensation (including benefits) strategy and policies to ensure that competitive compensation is offered to employees that also aligns the interests of employees with those of Company's stockholders; and
- Provide advice and consent to the Chief Executive Officer in planning for executive officer management succession.

At least annually the Compensation Committee reviews, adjusts (as necessary), and approves the Company's directors' compensation, including cash, equity or other compensation for service on the Board, any committee of the Board and as Chairperson of the Board or any committee of the Board. The Compensation Committee, at least annually, reviews, adjusts (as necessary), and approves the Chief Executive Officer's compensation, including annual base salary, annual incentive bonus (including specific goals and amount), equity compensation, employment agreements, severance agreements, change in control agreements /provisions, and any other benefits, compensation or arrangements. The Compensation Committee, at least annually, provides advice and consent to the Chief Executive Officer in the review and adjustment of (as necessary) of the Company's executive officers' (other than the Chief Executive Officer) compensation.

The Compensation Committee has the authority, to the extent it deems necessary, to retain and terminate an outside compensation consultant to assist in the evaluation of director and executive officer compensation and benefits matters.

Compensation Committee Interlocks and Insider Participation

Mr. Douglas N. Biddle, President and Chief Executive Officer, served as an advisor to the Compensation Committee during 2006. There are no Compensation Committee interlocks between Plumas Bancorp and other entities involving Plumas Bancorp's executive officers or board members.

Executive Officers

The following table sets forth information concerning executive officers of Plumas Bancorp and Plumas Bank:

Name	Age	Position and Principal Occupation for the Past Five Years
Douglas N. Biddle	53	President and Chief Executive Officer of Plumas Bancorp and Plumas Bank. Previously Executive Vice President and Chief Administrative Officer of Plumas Bancorp and Plumas Bank.
Monetta R. Dembosz	56	Executive Vice President and Operations Manager of Plumas Bank since February, 2007. Previously Senior Vice President and Operations Manager of Plumas Bank.
Robert T. Herr	58	Executive Vice President and Loan Administrator of Plumas Bank.
Dennis C. Irvine	60	Executive Vice President and Chief Information and Technology Officer of Plumas Bank.
Andrew J. Ryback	41	Executive Vice President and Chief Financial Officer of Plumas Bancorp and Plumas Bank.

Executive Compensation

Compensation Discussion and Analysis

We strive for a total executive compensation program that will:

- support our business strategy, improve our overall performance and be cost effective by paying for performance with incentive pay being a key part of executive compensation,
- align the interests of our executives with the long-term interests of our shareholders by having a significant portion of the compensation of our executives as equity in the Company,
- be internally equitable with the total compensation of our Chief Executive Officer being a low multiple of the total compensation of our other executive officers,
- be externally equitable with the base salary of our executive officers being competitive with our peers.

As such, the Compensation Committee believes that executive officer compensation should be closely aligned with the performance of the Company on a short-term and long-term basis, and that such compensation should be structured to assist the Company in attracting and retaining key executives critical to its long-term success. The total compensation of executive officers consists of five components: (i) an annual base salary; (ii) annual incentive bonuses paid only upon achievement of pre-established objective performance targets for the Company and, in certain cases, individual performance targets as well; (iii) stock option awards and restricted stock awards granted to link the interests of our executive officers with those of the Company's shareholders by providing long-term incentives to executive officers of the Company through appreciation in the Company's stock price; (iv) post-employment benefits, specifically salary continuation agreements designed as a long-term incentive and retention benefit and (v) perquisites customary with those made available to executive officers in similar positions, including a 401(k) match.

We believe that the higher the level of the executive, the higher the level of leadership required and risk associated with that executive position to achieve our corporate and financial objectives. Therefore, incentive compensation related to achieving our corporate performance targets and equity compensation related to stock price performance is emphasized in the positions of the Chief Executive Officer and in the Executive Vice President positions, with these elements of compensation providing a higher percentage of total compensation than in lower level positions within the Company.

(i) **Annual Base Salary**

In setting base salaries our goal is to provide competitive levels of cash compensation to the named executives based upon their duties, responsibilities, and experience. To establish an externally competitive base salary for our executives, the Compensation Committee in the fourth quarter of 2005 engaged John Parry & Alexander ("JPA") a Human Resource and Administrative Services consulting firm to provide an executive compensation review and analysis of the positions of Chief Executive Officer, Chief Credit Officer and Chief Financial Officer, to review the current compensation of the Directors of the Company and to develop a four year stock option strategy for the Company.

The JPA review utilized several resources in its analysis including the 2005 California Bankers Association Compensation & Benefits Survey, the 2005-2006 Financial Institutions Benchmark Compensation Report, and the 2005-2006 Watson Wyatt Data Services "CompQuest", Top Management Survey. Whenever possible the data from the surveys was compiled based on banks with assets under $500 million. JPA compared the salaries, in the various surveys, with that of similar positions within the Company including the positions of Chief Executive Officer, Chief Financial Officer and Chief Credit Officer. Based primarily upon these surveys, JPA computed competitive level base salaries ("Market Salaries") at the 25th percentile, 50th percentile and 75th percentile for the positions of Chief Executive Officer, Chief Credit Officer and Chief Financial Officer. JPA targeted salaries between the median base salary and the 75th percentile in recognition of the Company's current asset size which is at the high end of the banks included in the surveys.

With the information provided by JPA, The Board of Directors of the Company entered into an employment agreement with Mr. Biddle dated January 1, 2006. This agreement has a three year term. Under this agreement Mr. Biddle's initial base salary was set at $235,000 per year with future base salary increases to be granted at the sole discretion of the Board. Mr. Biddle is entitled to participate in any and all other employee benefits and plans existing or developed by the Company. The agreement includes payments and benefits in the case of a Change in Control of the Company or the termination of Mr. Biddle without cause. These amounts are described under the caption "*Potential Payments upon Termination or Change of Control,*" located on page 19 of this proxy statement.

The initial base salary of $235,000 incorporated in Mr. Biddle's employment agreement was based on the results of the JPA analysis and the Compensation Committee's independent review of and evaluation of Mr. Biddle. The base salary of Mr. Biddle was between the median and 75th percentile of the Market Salaries. Mr. Biddle, with the concurrence of the Compensation Committee, sets the annual base salaries of the other 4 named executive officers. These salaries for 2006 were based on Mr. Biddle's review and evaluation of each officer and incorporated the JPA analysis. The salary of Mr. Ryback was between the median and 75th percentile of Market Salaries, while the salary for Mr. Herr is slightly above the 75th percentile.

(ii) **Annual Incentive Bonuses**

We provide annual incentive bonuses to pay our executives for performance. The annual incentive bonuses are designed to drive achievement of our annual financial performance goals, and to promote the attainment of individual performance goals. For the year ended December 31, 2006, the Compensation Committee established the annual corporate financial performance targets based on the following measures: net income of $5.1 million, diluted earnings per share of $1.02, return on assets of 1.03%, and return on equity of 15.2%.

Individual performance goals for the Company's senior officers are set by the Company's Chief Executive Officer and reviewed by the Compensation Committee. These performance goals were of two types during 2006: 1.) goals designed to support the Company's 2006 business plan, and 2.) goals designed to strengthen the Company's internal control and risk management. Additionally, each goal must be completed by a specified date.

In the case of the Company's Chief Executive Officer the annual incentive bonus is based exclusively on corporate financial performance measures because his performance has a substantial impact on the achievement of those goals. In the case of Messrs. Herr, Irvine and Ryback, incentive bonuses are based 80% on the achievement of corporate financial performance measures and 20% on individual performance goals. In the case of Ms. Dembosz her incentive bonuses was based 70% on the achievement of corporate financial performance measures and 30% on individual performance goals. The Company establishes an annual target for each financial performance measure based on its confidential business plan and budget for the coming year. Performance below 95% of target on a corporate financial performance measure results in absence of an incentive payment based on that measure. Assuming all corporate financial performance goals are at the target performance level, Mr. Biddle would receive an incentive payment of 30% of his base salary. As each financial performance measure exceeds target by 1% Mr. Biddle would receive an additional 1% of base salary. Therefore, assuming the four financial performance measures exceed target by 5%, Mr. Biddle would receive an incentive payment of 50% of his base salary. At the threshold amount of 95% of target, Mr. Biddle would receive an incentive bonus of 20% of his base salary. Messrs. Herr, Irvine and Ryback would receive a payment of 19.2% of base salary based on corporate financial performance goals at target and 32% of base salary assuming these goals exceed target by 5%. In addition, they can earn up to 8% of their annual base salary based on the achievement of individual performance goals. Ms. Dembosz would receive a payment of 12.6% of base salary based on corporate financial performance goals at target and 21% of base salary assuming these goals exceed target by 5%. In addition she would earn up to 9% of her annual base salary based on the achievement of individual performance goals. Based on the Company's performance and achievement of the annual corporate financial performance and personal performance targets, as applicable for 2006, Mr. Biddle earned an incentive bonus in the amount of $96,350, or 41.0% of his total base salary of $235,000. Incentive bonuses earned by the other named executive officers in 2006 were as follows: Mr. Herr: $49,648 (34.2% of base salary); Mr. Irvine: $44,444 (34.2% of base salary); Mr. Ryback: $40,612 (31.2% of base salary); and Ms. Dembosz: $27,762 (24.5% of base salary).

(iii) **Stock Option Awards**

We consider equity compensation in the form of annual stock option awards an important component of our total compensation package because it helps align the interests of our executives to those of our shareholders and provides a significant retention benefit. During 2006 the Company's shareholders approved an amendment and restatement of the Plumas Bank 2001 Stock Option Plan allowing restricted stock awards to employees. Additionally, during the fourth quarter of 2005 JPA, at the direction of the Compensation Committee, prepared a proposal for a four year stock option strategy. During 2006 we chose not to issue stock options to our employees, but to wait until the first quarter of 2007 to incorporate the work of JPA and our own analysis and review of equity compensation strategies into an annual stock option and restricted stock granting process. The Board approves all stock option and restricted stock grants.

Beginning on March 1, 2007 we began an annual process of granting stock options to all corporate officers of the Company. The granting of options and or restricted stock is contingent on the Company meeting certain threshold performance measures which are identical to the threshold of the corporate financial performance measures under the annual incentive plan for executive officers. We chose at this time not to incorporate restricted stock into our equity-based compensation program, but may consider issuing restricted stock in the future. We chose to make the annual grants during the first quarter of each year after financial results for the completed fiscal year have been publicly announced and after bonus incentive payments have been calculated. It is anticipated that future annual grants also will be made during the first quarter of the Company's fiscal year. The Company makes grants of equity-based compensation only at fair market value of our stock at the time of grant. The exercise price of stock options is set at the closing stock price on the date of grant. All option grants have a maximum vesting period of five (5) years and expire no more than ten (10) years from the date of grant.

The Company, based primarily on the recommendations provided by JPA, has developed a formula for the granting of equity-based compensation. This formula incorporates the officer's level and the average salary for all officers at each level in the determination of the total value of the equity-based compensation to be included in the officer's total compensation. The higher the officer level the more options/restricted stock that may be granted to the officer. Additional options may be granted to an individual based on outstanding achievement. This is consistent with the Company's philosophy of rewarding those officers who have the most impact on our performance.

(iv) **Post-Employment Benefits**

We consider providing significant post-employment benefits in the form of providing salary continuation benefits to our executives as an important part of their total executive compensation to reward them for their service and loyalty to the Company. The Company has entered into salary continuation agreements with Messrs. Biddle, Irvine, Herr and Ryback. The purpose of the salary continuation agreements is to provide special incentive to the experienced executive officer to continue employment with the Company on a long-term basis. The agreements provide the executive with salary continuation benefits of up to $62,000 per year for 15 years after retirement at age 65. In the event of death prior to retirement, the executive's beneficiary will receive salary continuation benefits at a reduced amount depending on the length of service with the Company or the executive's beneficiary is entitled to a portion of the death benefits pursuant to a split dollar agreement. In the event of disability wherein the executive does not continue employment with the Company, the executive is entitled to salary continuation benefits, at a reduced amount depending on the length of service with the Company, beginning at age 65 or on the date on which he is no longer entitled to disability benefits under the Company's group disability insurance, whichever is earlier. If the executive terminates employment with the Company for a reason other than death or disability prior to the retirement age of age 65, such person will be entitled to salary continuation benefits at a reduced amount depending on the length of service with the Company. The vesting of salary continuation benefits occurs at a rate that provides for a 90% vesting at age 60 and 2% per year for the next five years of service, for a total vesting of 100%. In the event of a change of control of the Company and the executive terminates employment with the Company or its successor within a period of 5 years after such change in control, then the executive may elect full vesting of his salary continuation payments and the payment of the salary continuation benefits beginning with the month after his termination, subject to the reduction of benefits if the benefits result in a limitation of deductibility of such benefits for the Company under Section 280G of the Internal Revenue Code. The salary continuation benefits are informally funded by single premium life insurance policies with the executive as the insured parties and the Company as the beneficiary of the policies.

The Company has entered into split dollar agreements with Messrs Biddle, Irvine, Herr and Ryback. The purpose of the split dollar agreements is to provide special incentive for the executives to continue employment with the Company on a long-term basis. To accomplish this, the Company agrees to divide the net death proceeds of life insurance policies on the Executive's life with the Executive's beneficiary. The Company pays the taxes on the imputed income on the life insurance benefit provided to the Executive under the split dollar agreement.

(v) **Perquisites**

We offer a qualified 401(k) plan in which the named executive officers participate on the same terms as all other employees. Under the terms of the 401(k) plan, we match the first 3% on a dollar-for-dollar basis. In addition we offer medical, dental and vision plans under the same terms to all employees. Other perquisites and benefits, which do not represent a significant portion of the named executives total compensation, include for some of the executives a company provided automobile, company provided gasoline and maintenance, tax gross ups related to split dollar life insurance premiums, the payment of the executives' portion of the split dollar insurance. These plans, and the contributions we make to them, provide an additional benefit to attract and retain employees.

The Role of Executive Officers in Determining Executive Compensation: The Compensation Committee, working with the Chief Executive Officer, set the Chief Executive Officers goals not later than the end of the first quarter of each fiscal year. The Compensation Committee is responsible for obtaining information from management and the Board with respect to the performance of the Chief Executive Officer in connection with these goals at the end of each fiscal year and evaluates the performance of the Chief Executive Officer. The Compensation Committee, at least annually, reviews, adjusts, and approves the Chief Executive Officer's compensation, including annual base salary, incentive bonuses, equity compensation, employment agreements, severance agreements, change in control agreements/provisions, and any other benefits, compensation or arrangements. The Chief Executive Officer reviews and adjusts the other named executive officers' compensation subject to final approval by the Board of Directors. The Compensation Committee provides advice and consent to the Chief Executive Officer in his review and adjustment of other named executive officers' compensation.

Tax Considerations: It is our intent that all compensation be deductible by the Company. At this time, essentially all compensation we paid to the named executive officers is deductible under the provisions of the Internal Revenue Code.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, we have recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Annual Report on Form 10-K for the year ended December 31, 2006.

THE COMPENSATION COMMITTEE

Jerry V. Kehr, Chairman
Alvin G. Blickenstaff
Arthur C. Grohs
Christine McArthur

Summary Compensation Table									
Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Douglas N. Biddle President and CEO of Plumas Bancorp and Plumas Bank	2006	$235,000	$0	$0	$12,996	$96,350	$26,469	$10,535	$381,350
Robert T. Herr EVP and Loan Administrator of Plumas Bank	2006	$145,000	$0	$0	$12,996	$49,648	$51,011	$16,834	$275,489
Dennis C. Irvine EVP and CITO of Plumas Bank	2006	$129,966	$0	$0	$12,996	$44,444	$50,652	$8,512	$246,570
Andrew J. Ryback EVP and CFO of Plumas Bancorp and Plumas Bank	2006	$130,000	$0	$0	$8,039	$40,612	$4,729	$5,379	$188,759
Monetta R. Dembosz SVP and Operations Manager of Plumas Bank	2006	$113,471	$0	$0	$6,495	$27,762	N/A	$4,086	$151,814

(1) The Company has not granted stock awards.

(2) The amounts in column (f) reflect the dollar amount recognized for financial statement report purposes for the fiscal year end December 31, 2006, in accordance with FAS 123(R), of awards pursuant to the Company's 2001 Stock Option Plan and thus include amounts from awards granted prior to 2006. Assumptions used in the calculation of these amounts are included in footnote 2 to the Company's audited financial statements for the fiscal year ended December 31, 2006 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2007.

(3) The Company's named executive officers participate in a bonus plan in which payments are determined based on the achievement of certain financial performance measures and, in all but the case of the Company's Chief Executive Officer, in addition based on the achievement of certain position specific operational goals. Amounts in this column represent payments earned in 2006 and paid in March of 2007 under this plan.

(4) The amounts in column (h) reflect the actuarial increase in the present value of the named executive officer's benefits under the officer's salary continuation agreement. The amounts are established by the Company determined using interest rate assumptions consistent with those used in the Company's financial statements.

(5) The amounts in column (i) include tax gross-ups paid and accrued, premiums paid and accrued on life insurance policies, personal use of Company automobile and the Company's contribution under Plumas Bank's 401(k) Plan.

Grant of Plan-Based Awards											
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards (3)	All Other Option Awards (3)		
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum	# of Shares of Stock or Units	# of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
		$	$	$	#	#	#	#	#	$/share	$
Douglas N. Biddle	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$0	$0	$0	$0
Robert T. Herr	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$0	$0	$0	$0
Dennis C. Irvine	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$0	$0	$0	$0
Andrew J. Ryback	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$0	$0	$0	$0
Monetta R. Dembosz	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$0	$0	$0	$0

(1) The Company's named executive officers participate in an annual bonus plan in which payments are determined based on the achievement of certain financial performance measures for that fiscal year and the achievement of certain position specific individual goals, except for the Chief Executive Officer. Payments earned in 2006 and paid in March of 2007 under this plan were as follows: Mr. Biddle: $96,350; Mr. Herr: $49,648; Mr. Irvine: $44,444; Mr. Ryback: $40,612; and Ms. Dembosz: $27,762.

(2) The Company does not have an equity incentive plan.

(3) The Company did not issue options or stock to the named executive officers during 2006.

Outstanding Equity Awards at Fiscal Year-End

Name	Option Awards					Stock Awards			
			Equity Incentive Plan Awards:					Equity Incentive Plan Awards:	Equity Incentive Plan Awards:
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Douglas N. Biddle	9,000 3,375 2,250	2,250 2,250 3,375	N/A	$10.75 $13.19 $14.19	12/18/2012 12/17/2013 12/15/2014	$0	$0	$0	$0
Robert T. Herr	9,000 3,375 2,250	2,250 2,250 3,375	N/A	$10.75 $13.19 $14.19	12/18/2012 12/17/2013 12/15/2014	$0	$0	$0	$0
Dennis C. Irvine	7,905 3,375 2,250	2,250 2,250 3,375	N/A	$10.75 $13.19 $14.19	12/18/2012 12/17/2013 12/15/2014	$0	$0	$0	$0
Andrew J. Ryback	7,500 4,500 1,686 1,200 1,124	0 1,125 1,126 1,800 1,688	N/A	$ 5.43 $10.75 $13.19 $12.67 $14.19	10/17/2011 12/18/2012 12/17/2013 04/02/2014 12/15/2014	$0	$0	$0	$0
Monetta R. Dembosz	3,000 1,686 1,124	1,125 1,126 1,688	N/A	$10.75 $13.19 $14.19	12/18/2012 12/17/2013 12/15/2014	$0	$0	$0	$0

Option Exercises And Stock Vested

Name	Option Awards		Stock Awards	
Name	Number of Shares Acquired On Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)
(a)	(b)	(c)	(d)	(e)
Douglas N. Biddle	3,729	$50,502	$0	$0
Robert T. Herr	0	$ 0	$0	$0
Dennis C. Irvine	8,515	$92,473	$0	$0
Andrew J. Ryback	3,000	$43,707	$0	$0
Monetta R. Dembosz	1,500	$11,245	$0	$0

The following table presents information related to pension benefits to named executive officers, and specifically the benefits associated with their salary continuation agreements as of December 31, 2006. The Company also provides certain pension benefits under the Plumas Bank 401(k) plan, and the annual amount of matching contributions to the named executive officers in such plan for their behalf is included in column (i) of the Summary Compensation Table.

Pension Benefits				
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Douglas N. Biddle	Salary Continuation Agreement	12	$155,037	$0
Robert T. Herr	Salary Continuation Agreement	4	$184,777	$0
Dennis C. Irvine	Salary Continuation Agreement	12	$305,291	$0
Andrew J. Ryback	Salary Continuation Agreement	1	$ 6,617	$0
Monetta R. Dembosz	None	N/A	N/A	N/A

Nonqualified Deferred Compensation (1)					
Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
(a)	(b)	(c)	(d)	(e)	(f)
Douglas N. Biddle	N/A	N/A	N/A	N/A	N/A
Robert T. Herr	N/A	N/A	N/A	N/A	N/A
Dennis C. Irvine	N/A	N/A	N/A	N/A	N/A
Andrew J. Ryback	N/A	N/A	N/A	N/A	N/A
Monetta R. Dembosz	N/A	N/A	N/A	N/A	N/A

(1) None of the Company's named executive officers participated in nonqualified defined contribution or other nonqualified deferred compensation plans during 2006.

Potential Payments Upon Termination Or Change of Control

The following is a discussion of the payments that may come due to a named executive officer following a change of control or the termination of the named executive officer. The amounts assume that such termination was effective as of December 31, 2006, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. Regardless of the manner in which a named executive officer's employment terminates, he is entitled to receive amounts earned during his term of employment including all unused vacation pay and amounts vested through the Bank's 401(k) Plan. Upon termination of employment, a named executive officer also has the right to exercise all vested stock options, unless their termination is for cause.

Payments Made Upon a Change in Control

Salary Continuation Agreements: The Company has entered into salary continuation agreements with Messrs. Biddle, Irvine, Herr and Ryback. The agreements provide the executive with salary continuation benefits of up to $62,000 per year (based on a vesting schedule as described previously in the Compensation Discussion and Analysis section of this proxy statement) for 15 years after retirement. In the event of a change of control of the Company and the executive terminates employment with the Company or its successor within a period of 5 years after such change in control, then the executive may elect full vesting of his salary continuation payments and the payment of the salary continuation benefits beginning with the month after his termination, subject to the reduction of benefits if the benefits result in a limitation of deductibility of such benefits for the Company under Section 280G of the Internal Revenue Code.

Under the terms of these agreements a change in control includes the following:

A. A Change In Ownership of the Company:

A change in ownership of the Company occurs on the date that any person (or group of persons) acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company.

B. A Change in Effective Control of the Company:

A change in effective control of the Company occurs on the date that:

1. Any person (or group of persons) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing thirty-five percent (35%) or more of the total voting power of the stock of the Company; or

2. A majority of members of the Company's Board is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board prior to the date of the appointment or election.

C. A Change in Ownership of a Substantial Portion of the Company's Assets:

A change in the ownership of a substantial portion of the Company's assets occurs on the date that any person (or group of persons) acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to, or more than, forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Douglas N. Biddle Employment Agreement: Mr. Biddle entered into an employment agreement with the Company effective January 1, 2006. This agreement is more fully described in the Compensation Discussion and Analysis section of this proxy statement. Under this agreement if a Change in Control (as defined above) occurs and if either (i) Mr. Biddle is not retained by the resulting corporation for a period of 24 months in a position comparable to that of an executive vice president of the resulting corporation or a position with the resulting corporation that is acceptable to Mr. Biddle, or (ii) the resulting company reduces Mr. Biddle's base salary from Mr. Biddle's base salary immediately prior to the Change in Control at any time during the 24 month period immediately following the consummation of the Change in Control Mr. Biddle is entitled to the following:

- 24 months of Mr. Biddle's base salary, based on Mr. Biddle's base salary just prior to the Change in Control. At December 31, 2006 Mr. Biddle's base salary was $235,000 per year.
- 2 times the average annual bonus paid to Mr. Biddle over the most recent previous two complete calendar years. At December 31, 2006 Mr. Biddle's average annual bonus paid in 2006 and 2005 was $33,150.
- All base salary and paid time off and other accrued benefits as of the date of Mr. Biddle's termination ("Earned Compensation").
- Medical insurance coverage for Mr. Biddle and Mr. Biddle's dependents for twenty four months. At December 31, 2006 the monthly cost of Mr. Biddle's medical insurance coverage was $1,247.

The payment of salary, bonus and Earned Compensation is payable in a lump sum not to exceed an amount that is $1 less than 3 times Mr. Biddle's average annual salary and cash bonus over the previous five years threshold as allowed under Internal Revenue Code Section 280G. In addition payment is conditioned on Mr. Biddle having executed a Separation Agreement and the revocation period having expired without Mr. Biddle having revoked the Separation Agreement.

Stock Option Agreements: Upon a change in control all stock options held by a named executive officer may vest and become exercisable.

Payments Made Upon Termination of Employment

Douglas N. Biddle Employment Agreement: Under Mr. Biddle's employment agreement, in the event of Mr. Biddle's termination "without cause", as defined in the agreement, prior to January 1, 2009, he will receive a severance benefit equal to 18 months of base salary plus 1.5 times the average annual bonus paid to Mr. Biddle over the most recent previous two complete calendar years, based on Mr. Biddle's base salary just prior to termination. The payment of salary, bonus and Earned Compensation is payable in a lump sum not to exceed an amount that is $1 less than 3 times Mr. Biddle's average annual salary and cash bonus over the previous five years threshold as allowed under Internal Revenue Code Section 280G. The payment of severance benefits is conditioned on Mr. Biddle having executed a Separation Agreement and the revocation period having expired without Mr. Biddle having revoked the Separation Agreement. In addition, Mr. Biddle and his dependants will be provided medical insurance coverage at the Company's expense for eighteen months following the date of termination without cause.

The table below shows the maximum incremental amounts that could be paid to the named executive officers under their respective agreements. The following information is based on (i) the executive's salary at December 31, 2006; and (ii) assumes the triggering event was on December 31, 2006.

	Change in Control						Termination Without Cause			
	Salary	Bonus	Health Insurance	Vesting of Options (1)	Salary Continuation (2)	Total	Salary	Bonus	Health Insurance	Total
Douglas N. Biddle	$470,000	$66,300	$29,928	$15,660	$460,292	$1,042,180	$352,500	$49,725	$22,446	$424,671
Robert T. Herr	$0	$0	$0	$15,660	$430,552	$446,212	$0	$0	$0	$0
Dennis C. Irvine	$0	$0	$0	$15,660	$310,038	$325,698	$0	$0	$0	$0
Andrew J. Ryback	$0	$0	$0	$11,864	$608,712	$620,576	$0	$0	$0	$0
Monetta R. Dembosz	$0	$0	$0	$7,832	$0	$7,832	$0	$0	$0	$0

(1) Represents the difference between the market price of the Company's stock at December 31, 2006 and the weighted average exercise price of the options that would vest on a change in control multiplied by the number of options that would become fully vested on a change in control. Includes only in-the-money options.

(2) Represents the present value of the fully vested salary continuation benefit, using interest rate assumptions consistent with those used in the Company's financial statements, less the present value of the accumulated benefit that was recorded on the Company's financial statements as of December 31, 2006.

Compensation of Directors

Director Compensation: During 2006, non-employee Directors, except the Chairman, each received $2,100 per month for serving on the Plumas Bancorp's and Plumas Bank's Board of Directors and committees. The Chairman received $2,650 per month. Mr. Biddle does not receive any separate compensation for serving as a director.

Deferred Fee Agreements: The Company has entered into Deferred Fee Agreements with board members Kehr and Watson. Board member Watson did not defer fees earned in 2006. The purpose of the Deferred Fee Agreements is to provide a board member an opportunity to defer his or her director fees as an incentive to continue service with the Company. The agreement provides for deferral of director fees to the earlier of an agreed upon distribution date or the termination of director services for any reason. The Company will accrue interest on all deferred director fees at an annual floating percentage rate of the current Plumas Bank Prime Rate minus 1%. In the event of death prior to retirement, the beneficiary will receive full-deferred fee benefits. In the event of disability wherein the director does not continue service with the Company, the director is entitled to the full-deferred fee benefit accrued up to the point of director's termination of service.

Non-Qualified Stock Options: Non-qualified stock options representing 2,500 shares of stock were granted to new board member Flournoy at an exercise price of $18.79 per share in February 2006.

As of December 31, 2006, the Company had 98,596 non-qualified stock options outstanding to directors of the Company, of which 67,976 were exercisable. All stock options were granted at an exercise price of not less than one hundred percent (100%) of the fair market value of the stock on the date of the grant. The amount of options outstanding at December 31, 2006 (as well as the original option grant information presented above) has been adjusted to reflect the 3-for-2 stock split effective June 15, 1999, the 3-for-2 stock split effective November 26, 2002 and the 3-for-2 stock split effective September 16, 2005.

Each option granted expires no later than ten (10) years from the date the option was granted. The vesting of stock options typically occurs at a rate that provides for a 20% vesting for each completed year of service from the anniversary of the option grant date, for a total vesting of 100% after the completion of five years of service. All of the non-qualified stock options outstanding to directors of the Company, vest over a five-year period as described above; with the exception of 22,500 non-qualified stock options granted in December 2002 to four directors of the Company that are nearing retirement. In December 2002, Messrs. Blickenstaff, Kehr, Grohs and Sphar (currently retired), each were granted 5,625 non-qualified stock options at an exercise price of $10.75 per share. These options vest at a rate that provides for a 33% vesting for each completed year of service from the anniversary of the option grant date, for a total vesting of 100% after the completion of three years of service. Upon a change in control all stock options held by directors may vest and become exercisable.

Director Emeritus Plans

<u>Director Retirement Agreement:</u> The Company has entered into Director Retirement (fee continuation) Agreements with its non-employee Directors excluding Mr. Elliott. Mr. Elliott retired as President and Chief Executive Officer of the Company during 2005 and is currently receiving benefits under his executive salary continuation agreement. The purpose of the fee continuation agreements is to provide a retirement benefit to the board members as an incentive to continue informal service with the Company. The agreement provides for fee continuation benefits of up to $10,000 per year with a term of 12 years after retirement with the exception of board member Flournoy whose agreement has a term of 15 years. In the event of death prior to retirement, the beneficiary will receive full fee continuation benefits. In the event of disability wherein the director does not continue service with the Company, the director is entitled to fee continuation benefits, at a reduced amount depending on the length of service with the Company, beginning the month following termination of service. If the director terminates service with the Company for a reason other than death or disability prior to the retirement age of 75, he/she will be entitled to fee continuation benefits at a reduced amount depending on the length of service with the Company. The vesting of fee continuation benefits occurs at a rate that provides for a 6.67% vesting for each completed year of service, for a total vesting of 100% after the completion of fifteen years of service. The fee continuation benefits are informally funded by single premium life insurance policies. The directors are the insured parties and the Company is the beneficiary of the respective policies.

<u>Post-Retirement Consulting Agreement:</u> The Company has entered into Post-Retirement Consulting Agreements with its non-employee Directors with the exception of Messrs. Flournoy and Elliott. The purpose of the Agreements is to provide consideration to the board members in exchange for consulting services after their retirement from the Board. The agreements provide for consulting fees of $10,000 per year for 3 years after retirement. In the event of death prior to completion of the consulting services, the beneficiary will receive death benefits equal to the remaining unpaid consulting fee benefits. In the event of disability wherein the retired director is unable to continue consulting services with the Company, the Company may terminate the director's post-retirement consulting services. If the retired director voluntarily terminates his or her consulting services for other than good reason or if the Company terminates the director's post-retirement consulting services for cause, the Post-Retirement Consulting Agreement shall terminate.

The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2006.

Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)	All Other Compensation	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Daniel E. West	$31,800	N/A	$6,495	N/A	$2,328	$0	$40,623
Terrance J. Reeson	$25,200	N/A	$6,495	N/A	$5,621	$0	$37,316
Alvin G. Blickenstaff	$25,200	N/A	$3,174	N/A	$4,339	$0	$32,713
William E. Elliott	$25,200	N/A	$9,527	N/A	N/A	$0	$34,727
Gerald W. Fletcher	$25,200	N/A	$6,495	N/A	$7,540	$0	$39,235
John Flournoy	$25,200	N/A	$1,910	N/A	$ 0	$0	$27,110
Arthur Grohs	$25,200	N/A	$3,174	N/A	$7,523	$0	$35,897
Jerry V. Kehr	$25,200	N/A	$3,174	N/A	$6,730	$0	$35,104
Christine McArthur	$25,200	N/A	$6,495	N/A	$1,222	$0	$32,917
Thomas Watson	$25,200	N/A	$6,495	N/A	$1,996	$0	$33,691

(1) The amounts in column (d) reflect the dollar amount recognized for financial statement report purposes for the fiscal year end December 31, 2006, in accordance with FAS 123(R), of awards pursuant to the Company's 2001 Stock Option Plan and thus include amounts from awards granted in and prior to 2006. As of December 31, 2006 each Director has the following number of options outstanding (total options outstanding include both options that are exercisable at December 31, 2006 and options that may become exercisable in the future): Daniel West: 14,373; Terrance Reeson: 16,109; Alvin Blickenstaff: 5,624; William Elliott: 0; Gerald Fletcher: 10,682; John Flournoy: 2,500; Arthur Grohs: 12,749; Jerry Kehr: 11,249; Christine McArthur: 8,436; Thomas Watson: 16,874. During 2006 board member Flournoy was granted 2,500 options having a total grant date fair value, computed in accordance with FAS123(R), of $11,509.

(2) The amounts in column (f) reflect the actuarial increase in the present value of the director's benefits under the director retirement agreements determined using interest rate assumptions consistent with those used in the Company's financial statements. In addition, included in column (f) is above-market interest of $1,405 under board member Kehr's Deferred Fee Agreements and $998 under board member Watson's Deferred Fee Agreements.

Independent Accountants

The firm of Perry-Smith LLP served as certified independent public accountants for Plumas Bancorp with respect to the year 2006, and Perry-Smith LLP has been appointed as the Company's certified independent public accountants for 2007. The Company's Board of Directors has determined the firm of Perry-Smith LLP to be fully independent of the operations of Plumas Bancorp.

Aggregate fees billed by Perry-Smith LLP to Plumas Bancorp and the percentage of those fees that were pre-approved by the Company's Audit Committee for the years ended 2006 and 2005 are as follows:

	2006	Percentage Pre-Approved	2005	Percentage Pre-Approved
Audit fees	$ 201,000	100%	$ 199,000	100%
Audit-related fees	14,000	80%	10,000	100%
Tax fees	20,000	94%	16,000	100%
All other fees:				
Consultation			4,000	-
Total fees	$ 235,000	98%	$ 229,000	98%

The Audit Committee of the Bancorp has considered the provision of nonaudit services provided by Perry-Smith LLP to be compatible with maintaining the independence of Perry-Smith LLP.

Perry-Smith LLP audited Plumas Bancorp's financial statements for the year ended December 31, 2006. It is anticipated that a representative of Perry-Smith LLP will be present at the annual meeting of shareholders and will be available to respond to appropriate questions from shareholders at the meeting.

Shareholder Proposals

Shareholder proposals to be submitted for presentation at the 2008 annual meeting of shareholders of Plumas Bancorp must be received by Plumas Bancorp no later than December 31, 2007. Shareholder proposals should be addressed to Mr. Douglas N. Biddle at Plumas Bancorp, 35 S Lindan Avenue, Quincy, California 95971. Shareholder proposals, which are not contained in the proxy statement, SEC rules specify that certain requirements in the bylaws of Plumas Bancorp be satisfied. The bylaws require that any shareholder wishing to make a nomination for director give advance notice of the nomination which shall be delivered or mailed to the President of Plumas Bancorp by the later of: (i) the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors; or (ii) ten (10) days after the date of mailing of notice of the meeting to shareholder; provided, however, that if only 10 days notice of the meeting is given to shareholders, such notice of intention to nominate shall be received by the President not later than the time fixed in the notice of the meeting for the opening of the meeting.

Certain Transactions

Some of the directors and executive officers of Plumas Bancorp and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, Plumas Bancorp in the ordinary course of the Company's business, and Plumas Bancorp expects to have banking transactions with such persons in the future. In management's opinion, all loans and commitments to lend in such transactions were made in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and in the opinion of management did not involve more than a normal risk of collectibility or present other unfavorable features.

Other Matters

Management does not know of any matters to be presented at the meeting other than those set forth above. However, if other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented by the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

Available Information

Plumas Bancorp's common stock is registered under the Securities Exchange Act of 1934 and as a result the Company is required to file annual reports, quarterly reports and other periodic filings with the Securities and Exchange Commission (the "SEC") and are posted and are available at no cost on the Company's website, *www.plumasbank.com*, as soon as reasonably practicable after Plumas Bancorp files such documents with the SEC. These reports and filings are also available for inspection and/or printing at no cost through the SEC website, www.sec.gov. In addition, regulatory report data for both Plumas Bancorp and Plumas Bank are available for inspection and/or printing at no cost through the Federal Financial Institutions Examination Council's (the "FFIEC") Website, www.ffiec.gov and the Federal Deposit Insurance Corporation's (the "FDIC") Website, www.fdic.gov, respectively.

Shareholders may request a free copy of Plumas Bancorp's 10-K by writing to Ms. Elizabeth Kuipers, Investor Relations, 35 S. Lindan Avenue, Quincy, California 95971 or by telephoning her at (530)283-7305.

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Corporate Information

Annual Meeting
May 16, 2007 at 10:30 a.m.
Plumas Bancorp Credit Administration Office
32 Central Avenue, Quincy, CA 95971

Corporate Headquarters & Mailing Address
Plumas Bancorp & Plumas Bank
35 S. Lindan Avenue, Quincy, CA 95971
(530) 283-7305

Corporate Website
www.plumasbank.com

Transfer Agent & Registrar
U. S. Stock Transfer Corporation
1745 Gardena Avenue, Glendale, CA 91204
(800) 835-8778

Shareholders who have questions regarding their ownership in Plumas Bancorp may call Andrew Ryback at Plumas Bancorp Administrative Offices at (530) 283-7305.

Market Makers
Howe, Barnes, Hoefer & Arnett
John Cavender
jcavender@howebarnes.com
800.346.5534

UBS Financial Services
John A. Scire
john.scire@ubs.com
800.345.0009

Stock Market
Listed on NASDAQ
Symbol: PLBC

Independent Auditors
Perry-Smith LLP
400 Capitol Mall, Suite 1200, Sacramento, CA 95814

SEC Reports & Additional Information
Plumas Bancorp, upon request and without charge, will provide shareholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission. To request a copy by mail, please contact our Administrative Offices. To view a pdf version online, please go to our website at www.plumasbank.com.

Plumas Bank Country



Administration • 283-7305
35 S. Lindan Avenue • Quincy • 95971



Credit Administration Office
32 Central Avenue • Quincy • 95971



Commercial Real Estate Loan Office
1895 Plumas St. Suite 2 • Reno, NV • 89509



Quincy • 283-6800
336 W. Main Street • 95971



Portola • 832-4405
120 N. Pine Street • 96122


PLUMAS BANK

Greenville • 284-6114
121 Crescent Street • 95947



Westwood • 256-3207
315 Birch Street • 96137


PLUMAS BANK

Susanville • 257-5013
3000 Riverside Drive • 96130



Chester • 258-4161
255 Main Street • 96020



Alturas • 233-1999
510 N. Main Street • 96101


PLUMAS BANK

Fall River Mills • 336-5526
43163 Hwy 299E • 96028



Truckee • 587-4747
11638 Donner Pass Rd. • 96161


PLUMAS
BANK

Tahoe City • 581-2857
243 N. Lake Boulevard • 96145



Kings Beach • 546-7277
8475 N. Lake Boulevard • 96143



Loyalton • 993-0758
604 Main Street • 96118

Photo credits: Carl Raymond Photography, Portola

END

www.plumasbank.com